

2020

Notice of Annual General
Meeting and Proxy Statement

Letter to Shareholders





March 31, 2020

Dear Fellow Shareholders:

I am proud of all that we accomplished in 2019, our first full year as nVent. A $2.2 billion public company listed on the New York Stock Exchange (NYSE: NVT), nVent has more than 9,500 global employees dedicated to our mission of connection and protection in a world that's becoming more electric and digital. In 2019, we continued to execute on our strategy, growing in key verticals, launching new products and driving a focus as One nVent to scale our capability and grow. We completed our first acquisition, Eldon, that positions us to have one of the broadest portfolios of enclosures in the world. We generated more than $300 million in operating income and free cash flow and returned more than $350 million back to shareholders through dividends and share repurchases.

Beth A. Wozniak
Chief Executive Officer

nVENT TODAY

At nVent we believe that safer systems ensure a more secure world. We connect and protect our customers with inventive electrical solutions. Our diversified portfolio of industry-leading brands — nVent CADDY, ERICO, HOFFMAN, RAYCHEM, SCHROFF and TRACER — are known globally for quality, reliability and innovation. With our mission to connect and protect, we are excited about the global macro trends that position us well for long-term growth. We see the electrification of everything, an increase in safety and security standards globally, and a shortage of skilled labor as trends that increase the demand for our products.

With our Enclosures segment, we see our role as providing protection for electronics and data everywhere. We have one of the broadest enclosure portfolios, and can design, manufacture and distribute solutions around the globe. Our Thermal Management segment optimizes total cost of ownership and delivers connected solutions that are trusted to protect infrastructure in demanding environments. We have the largest installed base in the world that provides us with aftermarket opportunities. Our Electrical & Fastening Solutions segment connects and protects with innovative solutions that are cost efficient and provide labor savings. We continue to accelerate our new product development effort, and expand in areas like seismic and prefab to expand our innovative portfolio even further.

Across nVent, we are focused on creating value for our customers. We have compelling opportunities for long-term growth, attractive margins and strong cash flow generation.

STRATEGY

In the past year, we made significant progress on our One nVent strategy which centers on growth. We had strong growth in key verticals like Data Center and Networking Solutions, and Commercial. We strengthened our channel partner relationships and expanded our coverage across the globe. We invested more in R&D and this year expect to launch 50 new products, continuing to increase our new product vitality. We continue to expand our capabilities across the enterprise from digital to commercial excellence to drive growth and efficiency. Our investments in digital were focused on improving the customer experience, with faster service and delivery through programs like Hoffman Express and Hoffman on Demand. A key element of our strategy is to drive productivity and velocity. We made significant operational improvements across nVent resulting in improved product availability and better customer delivery. Lastly, our strategy includes bolt-on acquisitions such as Eldon and WBT, great additions that help us expand our connect and protect portfolio.

SPARK

Our Spark management system defines how we operate. The five elements of Spark are People; Growth; Lean Enterprise; Digital; and Velocity. People are listed first because they are at the core of Spark. We're focused on building a strong culture at nVent; a respectful workplace that celebrates inclusion and diversity — a place where people want to grow their careers. We took several steps last year to add to our strong culture: establishing employee resource groups, launching the nVent Foundation and encouraging community involvement through our nVent in Action employee volunteer program. We'll build upon those efforts in 2020, launching a Social Responsibility program and conducting our second employee engagement survey. We believe a strong culture makes us more competitive in retaining and recruiting talented employees, which is key to our success.

Across nVent, we are building growth capabilities. We have added key leaders to our team, including a Chief Growth Officer and Chief Technology Officer, to drive our growth agenda through commercial excellence, new product development and digital. Our digital transformation will accelerate with a greater focus on improving customer and employee experiences. We will continue to build digital capabilities to improve our products and services. Our new Elexant connected controller family that we launched in 2019 is a great example of this.

Our Lean Enterprise efforts helped us achieve operational performance in productivity and product delivery. Our end-to-end approach is key to our working capital improvement plan. Velocity is tied to our lean and digital efforts, and we talk about it in everything we do, whether it is accelerating innovation or building a responsive, flexible organization.

Spark is how we work and will help us succeed as a high-performance growth company.

OUR FUTURE

Our top priority for nVent is growth. The investments we are making in R&D, digital, manufacturing capability and, most importantly, people are key for our future. When we combine this with new opportunities like Eldon, WBT and other bolt-on acquisitions in the highly fragmented space where we play, we believe we can strengthen our connect and protect portfolio.

Our strategy is working, and we will continue to execute on it. While the early months of 2020 have presented challenges and uncertainty tied to COVID-19, we remain steadfast, focused on the health and safety of our employees and our communities. We are committed to serve our customers and work with authorities around the world to ensure we can deliver essential products and solutions to support critical infrastructure to fight the pandemic. While there will be challenges in the short-term, long-term, I'm confident in our ability to create value for our customers, employees and shareholders. Thank you for your support and trust. We are committed to making nVent a high-performance growth company and to do our part to serve our communities.

Notice of Annual General Meeting of Shareholders

To Be Held May 15, 2020

Our Annual General Meeting of Shareholders will be held at the offices of Arthur Cox, 12 Gough Square, London EC4A 3DW, United Kingdom, on Friday, May 15, 2020, at 2:00 p.m. local time, to consider and vote upon the following proposals; provided that if we are unable to hold the meeting at this location, date and/or time, it will be held at an alternative location, date and/or time that we will publicly announce:

Voting Matters	Board Recommendation	Vote Required	Page Reference
1. By Separate Resolutions, Election of Director Nominees: • Brian M. Baldwin • Jerry W. Burris • Susan M. Cameron • Michael L. Ducker • Randall J. Hogan • Ronald L. Merriman • Nicola T. Palmer • Herbert K. Parker • Beth A. Wozniak • Jacqueline Wright	**FOR** each nominee	Majority of votes cast	10
2. Approve, by Non-Binding Advisory Vote, the Compensation of the Named Executive Officers	**FOR**	Majority of votes cast	24
3. Approve an Amendment to the nVent Electric plc 2018 Omnibus Incentive Plan	**FOR**	Majority of votes cast	54
4. Ratify, by Non-Binding Advisory Vote, the Appointment of Deloitte & Touche LLP as the Independent Auditor and Authorize, by Binding Vote, the Audit and Finance Committee to Set the Auditor's Remuneration	**FOR**	Majority of votes cast	68
5. Authorize the Price Range at which nVent Electric plc can Re-Allot Treasury Shares	**FOR**	75% of votes cast	71

To consider and act on such other business as may properly come before the Annual General Meeting or any adjournment.

Proposals 1, 2, 3 and 4 are ordinary resolutions, requiring the approval of a simple majority of the votes cast at the meeting. Proposal 5 is a special resolution, requiring the approval of not less than 75% of the votes cast.

Only shareholders of record as of the close of business on March 20, 2020 are entitled to receive notice of and to vote at the Annual General Meeting.

If you are a shareholder entitled to attend and vote at the Annual General Meeting, you are entitled to appoint a proxy or proxies to attend, speak and vote on your behalf. A proxy need not be a shareholder. If you wish to appoint as proxy any person other than the individuals specified on the proxy card, please contact our Corporate Secretary at our registered office.

By Order of the Board of Directors,

Jon Lammers
Corporate Secretary
March 31, 2020

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 15, 2020. The Annual Report, Notice of Annual General Meeting, Proxy Statement and Irish Statutory Financial Statements and Related Reports are available by Internet at *www.proxyvote.com*.

Shareholders in Ireland may participate in the Annual General Meeting by audio link at the offices of Arthur Cox, Ten Earlsfort Terrace, Dublin 2, Ireland, at 2:00 p.m. local time. See "Questions and Answers About the Annual General Meeting and Voting" for further information on participating in the Annual General Meeting in Ireland.

* If we are unable to hold the meeting at this location, date and/or time, it will be held at an alternative location, date and/or time that we will publicly announce.



Where
Arthur Cox,
12 Gough Square,
London EC4A 3DW
United Kingdom*



When
Friday, May 15, 2020,
2:00 p.m. local time

Whether or not you plan to attend, we encourage you to vote your shares by submitting a proxy as soon as possible, AND IN ANY EVENT AT LEAST 48 HOURS BEFORE THE ANNUAL GENERAL MEETING. IF YOU PLAN TO SUBMIT A PROXY, YOU MUST SUBMIT YOUR PROXY BY INTERNET OR TELEPHONE, OR YOUR PRINTED PROXY CARD MUST BE RECEIVED AT THE ADDRESS STATED ON THE CARD, BY NO LATER THAN 2:00 P.M. LOCAL TIME (9:00 A.M. EASTERN DAYLIGHT TIME) ON MAY 13, 2020.



By Internet
You can vote over the internet at www.proxyvote.com.



By Telephone
You can vote by telephone from the United States or Canada by calling the telephone number on the proxy card.



By Mail
You can vote by mail by marking, signing and dating your proxy card or voting instruction form and returning it in the postage-paid envelope, which will then be forwarded to nVent Electric plc's registered address electronically.



Vote in Person
If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, we will give you a ballot paper at the meeting.

Proxy Statement for the Annual General Meeting of Shareholders of nVent Electric plc to be held on Friday, May 15, 2020

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement before voting. Proxy materials are being made available on or about March 31, 2020 to our shareholders entitled to vote at the Annual General Meeting.

The Separation

On April 30, 2018, the separation of our company from Pentair plc ("Pentair") into two publicly traded companies was completed (the "Separation").

Proposal 1	Election of Director Nominees		
	✔ The Board recommends a vote FOR each Director nominee		▶ Page 10

Board and Governance Highlights
Director Nominees

Name	Director Since	Independent	Committee Memberships		
			Audit and Finance	Compensation	Governance
Brian M. Baldwin, 37	2018	✔		●	●
Jerry W. Burris, 56	2018	✔		◉	●
Susan M. Cameron, 61	2018	✔	●		
Michael L. Ducker, 66	2018	✔		●	◉*
Randall J. Hogan, 64	2018				
Ronald L. Merriman, 75	2018	✔	◉		
Nicola T. Palmer, 52	—	✔	●*		
Herbert K. Parker, 61	2018	✔	●		
Beth A. Wozniak (CEO), 55	2018				
Jacqueline Wright, 60	2020	✔		●	●

Committee Member: ● Committee Chair: ◉

* Upon completion of the 2020 Annual General Meeting, Mr. Ducker will become Chair of the Governance Committee and Ms. Palmer will join the Audit and Finance Committee. Mr. Ducker currently serves as a member of the Governance Committee.

Board Overview

Directors are chosen with a view to bringing to the Board a variety of rich financial and management experience and backgrounds and establishing a core of business advisers with financial and management expertise, as well as digital transformation experience.



<2 two years tenure [1]   **60%** are diverse   **8** of **10** are independent directors   **50%** have CEO experience

[1]   Our director nominees' average tenure is calculated by full years of completed service based on date of initial appointment to our Board.

Proposal 2	Approve, by Non-Binding Advisory Vote, the Compensation of the Named Executive Officers	
	✔ The Board recommends a vote **FOR** approval of the compensation of the Named Executive Officers	▶ Page 24

Executive Compensation Highlights

These executive compensation highlights should be read in connection with the Executive Compensation section of this Proxy Statement, including the Compensation Discussion and Analysis section (see page 26).

Our Compensation Philosophy

The Compensation Committee believes that the most effective executive compensation program aligns executive initiatives with shareholders' economic interests. The Committee seeks to accomplish this by rewarding the achievement of specific annual and long-term and strategic goals that create lasting shareholder value. The Committee's specific objectives include:

- to motivate and reward executives for achieving annual and long-term financial objectives;
- to align management and shareholder interests by encouraging employee stock ownership;
- to provide rewards commensurate with individual and company performance;
- to encourage growth and innovation; and
- to attract and retain top-quality executives and key employees.

To balance these objectives, our executive compensation program uses the following direct compensation elements:

- base salary, to provide fixed compensation competitive in the marketplace;
- annual incentive compensation, to reward short-term performance against specific financial targets; and
- long-term incentive compensation, to link management incentives to long-term value creation and shareholder return.

The Compensation Committee reviews total compensation for executive officers and the relative levels of each of these forms of compensation against the Committee's goals. The mix of total direct compensation (shown at target) for 2019 for our Chief Executive Officer and the average of the other executive officers named in the Summary Compensation Table below (our "Named Executive Officers") is shown in the charts below.

2019 Target Direct Compensation Mix

CEO



Other Named Executive Officers



(1) Target Direct Compensation Mix for Other Named Executive Officers was calculated as if the Named Executive Officers were in their officer roles for the full year, and includes their December 31 base salary, 2019 target annual incentive compensation, and 2019 target long-term incentive compensation.

Proposal 3	Approve an Amendment to the nVent Electric plc 2018 Omnibus Incentive Plan	
	✓ The Board recommends a vote **FOR** the approval of an amendment to the nVent Electric plc 2018 Omnibus Incentive Plan	▶ Page 54

Proposal 4	Ratify, by Non-Binding Advisory Vote, the Appointment of the Independent Auditor and Authorize, by Binding Vote, the Audit and Finance Committee to Set the Auditor's Remuneration	
	✓ The Board recommends a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as the independent auditor of nVent Electric plc and the authorization of the Audit and Finance Committee to set the auditor's remuneration	▶ Page 68

Proposal 5	Authorize the Price Range at which nVent Electric plc can Re-allot Treasury Shares	
	✔ The Board recommends a vote FOR the authorization of the price range at which nVent Electric plc can re-allot shares it holds as treasury shares under Irish law	▶ Page 71

At the Annual General Meeting, management will review nVent Electric plc's affairs and will also present nVent Electric plc's Irish statutory financial statements for the fiscal year ended December 31, 2019 and the report of the statutory auditors thereon.

Table of Contents

LETTER TO SHAREHOLDERS	2
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	3
PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF nVENT ELECTRIC PLC TO BE HELD ON FRIDAY, MAY 15, 2020	4
PROXY SUMMARY	4
PROPOSAL 1 ELECT DIRECTOR NOMINEES	**10**
Vote Requirement	10
Directors Standing for Election	11
Director Independence	15
Director Qualifications; Diversity and Tenure	15
Shareholder Recommendations, Nominations and Proxy Access	16
CORPORATE GOVERNANCE MATTERS	17
The Board's Role and Responsibilities	17
Board Structure and Processes	18
Committees of the Board	20
Attendance at Meetings	21
Director Compensation	22
EXECUTIVE COMPENSATION	24
PROPOSAL 2 APPROVE, BY NON-BINDING ADVISORY VOTE, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS	**24**
COMPENSATION COMMITTEE REPORT	25
COMPENSATION DISCUSSION AND ANALYSIS	26
Our Named Executive Officers	26
2019 Business Results	26
Overview of Compensation Program and Objectives	28
Our Compensation Best Practices	29
Shareholder Engagement Initiatives	29
Comparative Framework	30
2019 Compensation Program Elements	31
Base Salaries	31
Annual Incentive Compensation	32
2019 Long-Term Incentive Compensation	34
Perquisites and Other Personal Benefits	35
Stock Ownership Guidelines	35
Equity Holding Policy	36
Clawback Policy	36
Policy Prohibiting Hedging and Pledging	36
Retirement and Other Benefits	37
Severance and Change-in-Control Benefits	38
Impact of Tax Considerations	39
Compensation Consultant	39
Evaluating the Chief Executive Officer's Performance	40
Equity Award Practices	40

EXECUTIVE COMPENSATION TABLES	41
Summary Compensation Table	41
Grants of Plan-Based Awards in 2019	43
Outstanding Equity Awards at December 31, 2019	44
2019 Option Exercises and Stock Vested Table	46
2019 Pension Benefits	46
Nonqualified Deferred Compensation Table	47
Potential Payments Upon Termination or Change in Control	48
Pay Ratio	52
Risk Considerations in Compensation Decisions	53
PROPOSAL 3 APPROVE AN AMENDMENT TO THE nVENT ELECTRIC PLC 2018 OMNIBUS INCENTIVE PLAN	**54**
Dilution and Historical Share Usage	55
Summary of the nVent Electric plc 2018 Omnibus Incentive Plan	55
Securities Authorized for Issuance Under Equity Compensation Plans	67
PROPOSAL 4 RATIFY, BY NON-BINDING ADVISORY VOTE, THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT AUDITOR OF nVENT ELECTRIC PLC AND TO AUTHORIZE, BY BINDING VOTE, THE AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS TO SET THE AUDITOR'S REMUNERATION	**68**
Vote Requirement	68
Audit and Finance Committee Pre-approval Policy	69
Fees Paid to the Independent Auditors	69
AUDIT AND FINANCE COMMITTEE REPORT	**70**
PROPOSAL 5 AUTHORIZE THE PRICE RANGE AT WHICH nVENT ELECTRIC PLC CAN RE-ALLOT SHARES IT HOLDS AS TREASURY SHARES UNDER IRISH LAW	**71**
Vote Requirement	71
SECURITY OWNERSHIP	**72**
QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND VOTING	**74**
SHAREHOLDER PROPOSALS AND NOMINATIONS FOR THE 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS	**78**
IRISH DISCLOSURE OF SHAREHOLDER INTERESTS	**79**
2019 ANNUAL REPORT ON FORM 10-K	**79**
REDUCE DUPLICATE MAILINGS	**79**
APPENDIX A – RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES	**80**
APPENDIX B – nVENT ELECTRIC PLC 2018 OMNIBUS INCENTIVE PLAN, AS AMENDED	**81**

<table>
<tr><td>**Proposal 1**</td><td># Elect Director Nominees

✓ The Board recommends a vote FOR each Director nominee</td></tr>
</table>

Our Board currently has eleven members. On the recommendation of the Governance Committee, the Board has nominated each of the ten individuals named below for election for a one-year term expiring on completion of the 2021 Annual General Meeting. Effective upon the completion of the 2020 Annual General Meeting, the Board has reduced its size to ten. If any of the nominees should become unable to accept election, the proxies named on the proxy card may vote for other persons selected by the Board. Management has no reason to believe that any of the nominees named below will be unable to serve his or her full term if elected.

Biographies of the director nominees follow. These biographies include for each director their ages (as of the date of the filing of this Proxy Statement); their business experience; the publicly held and some other organizations of which they are, or have been within the past five years, directors; and a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director.

The resolutions in respect of this Proposal 1 are ordinary resolutions. The text of the resolutions in respect of Proposal 1 are as follows:

"**IT IS RESOLVED**, by separate ordinary resolutions, to elect the following ten director nominees for a term expiring on completion of the 2021 Annual General Meeting: Brian M. Baldwin, Jerry W. Burris, Susan M. Cameron, Michael L. Ducker, Randall J. Hogan, Ronald L. Merriman, Nicola T. Palmer, Herbert K. Parker, Beth A. Wozniak, and Jacqueline Wright."

Vote Requirement

Under our Articles of Association, the election of each director requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting. A nominee who does not receive a majority of the votes cast in an uncontested election will not be elected to our Board. Your proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement.

✓ **The Board recommends a vote FOR election of each Director nominee.**

Directors Standing for Election

Brian M. Baldwin



Director since 2018

Age 37

Independent

Committees
- Compensation
- Governance

Mr. Baldwin is a Partner and Senior Analyst of Trian Fund Management, L.P., a multi-billion dollar investment management firm, and he has served as a member of the investment team of Trian since August 2007. From 2015 until the Separation, Mr. Baldwin attended meetings of the board of directors of Pentair plc in an observer capacity. As a senior member of Trian's investment team, he has worked with numerous public companies to implement operational, strategic, and corporate governance improvements. Prior to joining Trian, Mr. Baldwin was an analyst at Merrill Lynch Global Private Equity from 2005 to 2007.

Qualifications: Mr. Baldwin brings expertise in the areas of **corporate strategy development**, **investment in companies**, finance, accounting, **mergers & acquisitions** and the **broader industrial sector**.

Jerry W. Burris



Director since 2018

Age 56

Independent

Committees
- Compensation (Chair)
- Governance

Mr. Burris is the President and Chief Executive Officer of Midwest Can Company, a manufacturer of portable fuel cans and specialty containers, a position he has held since May 2018. Mr. Burris served as President and Chief Executive Officer of Associated Materials Group, Inc., a manufacturer of professionally installed exterior building products, from 2011 to 2014. Prior to that, he served as President, Precision Components of Barnes Group Inc., and was the President of Barnes Industrial, a global precision components business within Barnes Group. Prior to joining Barnes Group, Mr. Burris held a number of senior management positions at General Electric including President and Chief Executive Officer of Advanced Materials Quartz and Ceramics; General Manager of Global Services at GE Healthcare; head of global supply chain sourcing with GE Industrial Systems and Honeywell Integration. Mr. Burris has served as a director of Midwest Can Company since 2017, and Fifth Third Bancorp since 2016. During the past five years, Mr. Burris also previously served as a director of Pentair plc.

Qualifications: Mr. Burris brings to our Board significant **executive leadership experience** in management of **global manufacturing operations** and related processes, such as **supply chain management**, quality control and product development. Mr. Burris also provides our Board with insight into **operating best practices** and current developments in a variety of management contexts.

Susan M. Cameron
(Lead Director upon completion of the 2020 Annual General Meeting)



Director since 2018

Age 61

Independent

Committees

🔍 Audit and Finance

Ms. Cameron is the retired Chairman and Chief Executive Officer of Reynolds American Inc., a publicly-traded tobacco company, where she served as its Non-Executive Chairman from May 2017 to July 2017, its Executive Chairman from January 2017 to May 2017, and its Chief Executive Officer and member of the Board of Directors from 2014 to 2016. Prior to that, she served as President and Chief Executive Officer from 2004 to 2011 and as a member of its Board of Directors from 2006 to 2011. Prior to joining Reynolds American Inc., Ms. Cameron held various marketing, management and executive positions at Brown & Williamson Tobacco Corporation, a U.S. tobacco company. Ms. Cameron has served as a director of Aramark since 2019, as a director of Tupperware Brands Corporation since 2011 and the Non-Executive Chairman of Tupperware Brands Corporation since November 2019. During the past five years, Ms. Cameron also previously served as a director of R.R. Donnelley & Sons Company.

Qualifications: Ms. Cameron has considerable experience in the executive leadership and marketing functions of a public company. Ms. Cameron brings to our Board strong leadership skills, **marketing and brand leadership** expertise and essential insights and perspectives regarding the strategic and **operational opportunities and challenges of a global manufacturing business**.

Michael L. Ducker



Director since 2018

Age 66

Independent

Committees

👤 Compensation

⚙ Governance
(Chair, upon completion of the 2020 Annual General Meeting)

Mr. Ducker is the retired President and Chief Executive Officer of FedEx Freight, a segment of FedEx Corporation, a global provider of supply chain, transportation, business and related information services, having served from 2015 to 2018. From 2009 to 2015 he held the positions of Executive Vice President and Chief Operating Officer and President of International for FedEx Express, a segment of FedEx Corporation, and prior to that he held various executive and management positions with FedEx Express. Mr. Ducker has served as a director of International Flavors & Fragrances Inc. since 2014, and also serves as a director of Amway Corporation, a privately held direct selling business.

Qualifications: Mr. Ducker's significant senior **executive and international experience** coupled with his extensive expertise in **complex global operations and logistics** complements the strength of our Board. Mr. Ducker's prior experience as Chief Executive Officer of FedEx Freight provides him with knowledge of a number of important areas, including leadership, **risk assessment** and operational issues.

Randall J. Hogan (Chairman)



Director since 2018

Age 64

Chairman since 2018

Mr. Hogan serves as our non-executive Chairman of the Board. Prior to the Separation, Mr. Hogan served as Pentair plc's Chief Executive Officer from 2001 to 2018 and as its Chairman from 2002 to 2018. Prior to his role as Chief Executive Officer, Mr. Hogan held various leadership roles at Pentair plc including President and Chief Operating Officer, and Executive Vice President and President of the Electrical and Electronic Enclosures Group. Mr. Hogan also held leadership roles with United Technologies Corporation as President of the Carrier Transicold Division; Pratt & Whitney Industrial Turbines as Vice President and General Manager; General Electric Company in executive positions in a variety of functions such as marketing, product management, and business development and planning; and McKinsey & Company as a consultant. Mr. Hogan has served as director of Medtronic plc since 2015. During the past five years, Mr. Hogan also previously served as a director of Pentair plc and Covidien plc.

Qualifications: Mr. Hogan has significant leadership experience both with Pentair plc and predecessor employers demonstrating a wealth of **operational management**, **strategic**, **organizational and business transformation acumen**. His deep knowledge of business in general and our businesses, strengths and opportunities in particular, as well as his experience as a director in two other **complex global public companies** allow him to make significant contributions to our Board.

Ronald L. Merriman



Director since 2018

Age 75

Independent

Committees

🔍 Audit and Finance (Chair)

Mr. Merriman is a retired Vice Chairman and partner of KPMG LLP, a global accounting and consulting firm, where he held various leadership roles from 1967 to 1997. At KPMG LLP, Mr. Merriman served as Vice Chairman of the Executive Management Committee. He also led KPMG's Global Transportation & Logistics Practice and its Global Healthcare Practice and served as its U.S. Liaison Partner for Asia. More recently, Mr. Merriman founded Merriman Partners, a management advisory firm, in 2003 and served as its managing partner from 2004 to 2011. Prior to that, he served as managing director of O'Melveny & Myers LLP, a global law firm, as Executive Vice President of Carlson Wagonlit Travel, and a President of Ambassador Performance Group, Inc. Mr. Merriman has served as a director of Realty Income Corporation since 2005, and Aircastle Limited since 2006. During the past five years, Mr. Merriman also previously served as a director of Pentair plc and Haemonetics Corporation.

Qualifications: Mr. Merriman has extensive expertise in **financial management and accounting, enterprise risk management and operational controls** of multinational companies. Throughout his professional career and public company audit committee experience, he has been exposed to issues involving **accounting and audit standards, business law and corporate ethics**.

Nicola T. Palmer



Director nominee

Age 52

Independent

Committees

🔍 Audit and Finance*

Ms. Palmer is the Chief Product Development Officer of Verizon Communications, Inc., a global provider of technology, communications, information and entertainment products and services, having served in that role since 2019. Previously, she served as Chief Network Engineering Officer and Head of Wireless Networks from 2017-2018 and as Chief Technology Officer for Verizon Wireless from 2013-2017, after having served in technology roles of increasing responsibility for Verizon since 2000. Ms. Palmer was recommended by a third party search firm to our Governance Committee of the Board, which recommended to the Board to approve the nomination of Ms. Palmer to stand for election at the 2020 Annual General Meeting.

Qualifications: With a career spanning **technology**, **engineering**, **operations**, **service management**, **product development**, **and strategy/planning**, Ms. Palmer has extensive expertise in **building**, **evolving and innovating technology products, platforms and services**. She has significant experience in digital business transformation, and evaluating **acquisitions and investments to drive innovation forward**.

* Ms. Palmer will serve as a member of the Audit and Finance Committee upon completion of the 2020 Annual General Meeting.

Herbert K. Parker



Director since 2018

Age 61

Independent

Committees

🔍 Audit and Finance

Mr. Parker was Executive Vice President of Operational Excellence for Harman International Industries, Inc., a worldwide developer, manufacturer and marketer of audio products, lighting solutions and electronic systems, from 2015 to 2017, and was the Executive Vice President and Chief Financial Officer of Harman Industries, Inc. from 2008 to 2014. Previously, Mr. Parker served in various financial positions with ABB Ltd. including as Chief Financial Officer of the Americas region. Mr. Parker began his career as a staff accountant with C-E Systems. Mr. Parker has served as a director of each of Apogee Enterprises Inc. and American Axle & Manufacturing since 2018, and as a director of TriMas Corporation since 2015.

Qualifications: Mr. Parker has extensive experience in **financial and asset management**, **accounting and audit**, and **Sarbanes-Oxley compliance** for public companies. His experience serving as a financial executive with multiple public companies in many different countries has provided him with extensive leadership experience and subject matter expertise in enterprise **risk management**, investor relations, **operations and international business**.

Beth A. Wozniak



Director since 2018

Age 55

Ms. Wozniak was appointed as our Chief Executive Officer upon completion of the Separation on April 30, 2018. Prior to the Separation, Ms. Wozniak was President of Pentair plc's Electrical segment from 2017 to 2018, and served as President of Pentair plc's Flow & Filtration Solutions Global Business Unit from 2015 to 2016. Previously, Ms. Wozniak held various leadership roles at Honeywell International Inc., and its predecessor AlliedSignal, from 1990 to 2015 including as President of the Environmental and Combustion Controls unit of Honeywell International Inc. from 2011 to 2015 and prior to that as President of the Sensing and Controls unit of Honeywell International Inc. from 2006 to 2011.

Qualifications: Ms. Wozniak brings extensive experience in **leading complex**, **global business operations** and **mergers and acquisitions**, and contributes leadership expertise and insights to our Board.

Jacqueline Wright



Director since 2020

Age 60

Independent

Committees

👤 Compensation

⚖ Governance

Ms. Wright is the Chief Digital Officer, Microsoft US, of Microsoft Corporation, a multinational technology company, having served in that role since 2019. Previously, she served from 2017-2019 as Chief Digital & Information Officer for HM Revenue & Customs, the British government tax department, under a two-year secondment arrangement. Prior to that, she served from 2011-2017 as Vice President, IT Strategic Enterprise Services of Microsoft Corporation. Before that, Ms. Wright served in chief information officer roles for companies including BP plc and General Electric Company. Ms. Wright was recommended by a third party search firm to our Governance Committee of the Board, which recommended to the Board to approve the nomination of Ms. Wright to stand for election at the 2020 Annual General Meeting.

Qualifications: Ms. Wright possesses extensive **digital transformation** experience, and contributes leadership in the areas of **technology advancement** and the deployment of **key customer experiences across multiple technology platforms**.

Director Independence

The Board, based on the recommendation of the Governance Committee, determines the independence of each director and director nominee based upon the New York Stock Exchange listing standards and the categorical standards of independence included in our Corporate Governance Principles, which can be found at *investors.nvent.com/corporate-governance/governance-documents/default.aspx*. Based on these standards, the Board has affirmatively determined that all of our non-employee directors and director nominees other than Mr. Hogan (i.e., Mses. Cameron, Palmer and Wright, David H. Y. Ho and William T. Monahan, and Messrs. Baldwin, Burris, Ducker, Merriman and Parker) are independent and have no material relationship with us (including our directors and officers) that would interfere with their exercise of independent judgment. The Board has affirmatively determined that Randall J. Hogan (Chairman of the Board) and Beth Wozniak (Chief Executive Officer) are not independent.

In determining independence, our Board and Governance Committee consider circumstances where a director or director nominee serves as an employee of another company that is a customer or supplier. The Board and Committee have reviewed each of these relationships, which are set forth below. In each case, the relationship involves sales to or purchases from the other company that, for each of 2017 through 2019, were (a) less than the greater of $1 million or 2% of that organization's consolidated gross revenues during each of 2019, 2018 and 2017; and (b) not of an amount or nature that impeded the director's exercise of independent judgment.

Director	Relationship(s) Considered
Ms. Palmer	Chief Product Development Officer, Verizon Communications Inc.
Ms. Wright	Chief Digital Officer, Microsoft Corporation

Director Qualifications; Diversity and Tenure

The Governance Committee and the Board recognize that the Board's contributions and effectiveness depend on the character and abilities of each director individually as well as on their collective strengths. Accordingly, the Committee and the Board evaluate candidates based on several criteria taking into account issues of judgment, diversity, age, and skills, all in the context of an assessment of the perceived needs of the Board at that point in time. Directors are chosen with a view to bringing to the Board a diversity of experience and backgrounds and establishing a core of business advisers with financial and management expertise. The Committee and the Board also consider candidates with substantial experience outside the business community, such as in the public, academic or scientific communities. In addition, the Committee and the Board consider the tenure of incumbent directors, with the goal of having a mix of shorter-tenured directors who provide fresh perspectives and longer-tenured directors who provide experience regarding our company and its business.

When considering candidates for election as directors, the Committee and the Board are guided by the following principles, found in our Corporate Governance Principles:

- at least a majority of the Board must consist of independent directors who meet the New York Stock Exchange, or NYSE, definition of "independent director;"

- each director should be an individual of the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;

- each director should be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities as a director;

- each director should possess substantial and significant experience which would be of particular importance to the Company in the performance of the duties of a director;

- each director should have sufficient time available to devote to the affairs of the Company in order to carry out the responsibilities of a director; and

- each director should have the capacity and desire to represent the balanced, best interests of the Company and its shareholders as a whole and not primarily the interests of a special interest group or constituency and be committed to enhancing long-term shareholder value.

Our policies on director qualifications emphasize our commitment to diversity at the Board level – diversity not only of gender, sexual orientation, race, religion or national origin but also diversity of experience, expertise and training. The Governance Committee in the first instance is charged with observing these policies, and strives in reviewing each candidate to assess the fit of his or her qualifications with the needs of the Board and our company at that time, given the then current mix of directors' attributes. Board composition, effectiveness and processes are all subject areas of our annual Board self-assessment, which is described in more detail below under "Board and Committee Self-Assessments."

Consistent with our Corporate Governance Principles, Mr. Merriman previously submitted to the Board to consider an offer to tender his resignation from the Board effective as of the 2020 Annual General Meeting, which is the first annual general meeting of our shareholders to be held after Mr. Merriman turns 75 years of age. After considering Mr. Merriman's extensive expertise and qualifications discussed above, the contributions he makes to our Board and as Chair of our Audit Committee and the needs of the Board, and upon the recommendation of the Governance Committee, the Board unanimously rejected Mr. Merriman's offer.

Shareholder Recommendations, Nominations and Proxy Access

Our Corporate Governance Principles provide that the Governance Committee will consider persons properly recommended by shareholders to become nominees for election as directors in accordance with the criteria described above under "Directors Qualifications; Diversity and Tenure." Recommendations for consideration by the Governance Committee, together with appropriate biographical information concerning each proposed nominee, should be sent in writing to c/o Corporate Secretary, nVent Electric plc, The Mille, 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom.

Our Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election as directors in connection with an Annual General Meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association and submitted within the timing requirements set forth in the Articles of Association. See "Shareholder Proposals and Nominations for the 2021 Annual General Meeting" below for more information.

In addition, eligible shareholders may under certain circumstances be able to nominate and include in our proxy materials a specified number of candidates for election as directors under the proxy access provisions in our Articles of Association. All such nominations must be accompanied by certain background and other information specified in our Articles of Association and submitted within the timing requirements set forth in our Articles of Association. See "Shareholder Proposals and Nominations for the 2021 Annual General Meeting of Shareholders" below for more information.

Corporate Governance Matters

The Board's Role and Responsibilities

Risk Oversight

At the direction of our Board, we have instituted an enterprise-wide risk management system to assess, monitor and mitigate risks that arise in the course of our business. The Board has determined that the Board as a whole, and not a separate committee, will oversee our risk management process. Each of our Board Committees focuses on specific risks within its respective area of responsibility, but the Board believes that the overall enterprise risk management process is more properly overseen by the full Board. Our Chief Financial Officer has the primary responsibility to the Board in the planning, assessment and reporting of our risk profile. The Board reviews an assessment of, and a report on, our risk profile on a regular basis.

Oversight in Company Strategy

At least once per year, the Board and senior management engage in an in-depth strategic review of the Company's outlook and strategies which is designed to create long-term shareholder value and serves as the foundation upon which goals are established. Throughout the year, the Board then monitors management's progress against such goals.

Oversight in Succession Planning

The Board views its role in succession planning and talent development as a key responsibility. At least once annually, usually as part of the annual talent review process, the Board discusses and reviews the succession plans for the Chief Executive Officer position and other executive officers and key contributors. The Directors become familiar with potential successors for key management positions through various means, including annual talent reviews, presentations to the Board, and communications outside of meetings. Our succession planning process is an organization-wide practice designed to proactively identify, develop and retain the leadership talent that is critical for our future business success.

Communicating with Shareholders and Other Stakeholders

We believe that maintaining an active dialogue with our shareholders is important to our long-term success. We value the opinions of our shareholders and other stakeholders and welcome their views throughout the year on key issues.

If you wish to communicate with the Board, non-management directors as a group or any individual director, including the Lead Director, you may send a letter addressed to the relevant party, nVent Electric plc, c/o Corporate Secretary, The Mille, 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom. Any such communications will be forwarded directly to the relevant addressee(s).

Policies and Procedures Regarding Related Person Transactions

Our Board has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- a "related person" means any of our directors, executive officers or 5% shareholders or any of their immediate family members; and
- a "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are a participant and the amount involved exceeds $50,000, and in which a related person had or will have a direct or indirect material interest.

Potential related person transactions must be disclosed in the manner required in our Articles of Association and be brought to the attention of the Governance Committee directly or to the General Counsel for transmission to the Committee. Disclosure to the Committee should occur before, if possible, or as soon as practical after the related person transaction is effected, but in any event as soon as practical after the executive officer or director becomes aware of the related person transaction. The Committee's decision whether to approve or ratify a related person transaction is to be made in light of a number of factors, including the following:

• whether the terms of the related person transaction are fair to us and on terms at least as favorable as would apply if the other party had no affiliation with any of our directors, executive officers or 5% shareholders;

• whether there are demonstrable business reasons for us to enter into the related person transaction;

• whether the related person transaction could impair the independence of a director under our Corporate Governance Principles' standards for director independence; and

• whether the related person transaction would present an improper conflict of interest for any of our directors or executive officers, taking into account the size of the transaction, the overall financial position of the director or executive officer, the direct or indirect nature of the interest of the director or executive officer in the transaction, the ongoing nature of any proposed relationship, and any other factors the Committee deems relevant.

We had no related person transactions during 2019. To our knowledge, no related person transactions are currently proposed.

Board Structure and Processes

We and our Board are committed to the highest standards of corporate governance and ethics. As part of this commitment, the Board has adopted a set of Corporate Governance Principles that sets out our policies on:

• selection and composition of the Board;

• Board leadership;

• Board composition and performance;

• responsibilities of the Board;

• the Board's relationship to senior management;

• meeting procedures;

• Committee matters; and

• leadership development.

The Board regularly reviews and, if appropriate, revises the Corporate Governance Principles and other governance instruments, including the charters of its Audit and Finance, Compensation and Governance Committees, in accordance with rules of the Securities and Exchange Commission, or SEC, and the NYSE. The Board has also adopted a Code of Business Conduct and Ethics and has designated it as the code of ethics for our Chief Executive Officer and senior financial officers.

Copies of these documents are available, free of charge, on our website at *investors.nvent.com/corporate-governance/governance-documents/default.aspx*.

Board Leadership Structure

We do not have a policy requiring the positions of Chairman of the Board and Chief Executive Officer to be held by different persons. Rather, the Board has the discretion to determine whether the positions should be combined or separated. The Board determined, in connection with the Separation, that it is in the Company's best interests to separate the positions of Chairman of the Board and Chief Executive Officer. Ms. Wozniak currently serves as our Chief Executive Officer and Mr. Hogan currently serves as our Chairman of the Board.

In addition, the Board will annually select an independent Lead Director whenever the Chairman is not an independent director. Our current Lead Director is Mr. Monahan, and Ms. Cameron will assume the role of Lead Director upon completion of the 2020 Annual General Meeting. The Lead Director shall have the responsibilities set forth in the Corporate Governance Principles or as requested by the Board, including:

- chairing the Board in the absence of the Chairman of the Board;
- presiding over executive sessions of the Board when the Chairman is an employee of the Company;
- in conjunction with the Chairman of the Compensation Committee and the Chairman of the Board, reporting to the Chief Executive Officer on the Board's annual review of her performance;
- in conjunction with the Chairman of the Board, approving the agenda for Board meetings, including scheduling to assure sufficient time for discussion of all agenda items;
- in conjunction with the Chairman of the Board and Committee Chairs, ensuring an appropriate flow of information to the Directors;
- holding one-on-one discussions with individual directors where requested by directors or the Board; and
- carrying out other duties as requested by the Board.

Board and Committee Self-Assessments

The Board annually conducts a self-assessment of the Board and each Committee. The assessment process consists of a written evaluation comprising both quantitative scoring and narrative comments on a range of topics, including the composition and structure of the Board, the type and frequency of communications and information provided to the Board and the Committees, the Board's effectiveness in carrying out its functions and responsibilities, the effectiveness of the Committee structure, directors' preparation and participation in the meetings and the values and culture displayed by the Board members. The evaluation responses are compiled by a third party and shared with the Chairman, Lead Director and Governance Committee Chair who lead a discussion of the assessment results at the following Board meeting.

In addition, a verbal assessment is conducted at the end of every Board meeting and every Committee meeting, other than those Committee meetings scheduled for the purpose of reviewing quarterly earnings materials.

Board Education

Board education is an ongoing, year-round process, which begins when a director joins our Board. Upon joining our Board, new directors are provided with a comprehensive orientation to our company, including our business, strategy and governance. For example, new directors typically participate in introductory meetings with our senior business and functional leaders. On an ongoing basis, directors receive presentations on a variety of topics related to their work on the Board and within the industry, both from senior management and from experts outside of the company. Directors may also enroll in continuing education programs sponsored by third parties at our expense.

Committees of the Board

The Board has three standing committees comprised solely of independent directors: the Audit and Finance Committee, the Compensation Committee and the Governance Committee. The committee members generally also meet in executive session without management present at each meeting.

5 MEETINGS OF THE nVENT BOARD OF DIRECTORS		
8 Meetings of the Audit and Finance Committee	**4** Meetings of the Compensation Committee	**4** Meetings of the Governance Committee

Audit and Finance Committee

Members:

Ronald L. Merriman (Chair), Susan M. Cameron, William T. Monahan and Herbert K. Parker.

Upon completion of the 2020 Annual General Meeting, the members of the Audit and Finance Committee will be Ronald L. Merriman (Chair), Susan M. Cameron, Nicola T. Palmer and Herbert K. Parker.

All current and proposed members have been determined to be independent under SEC and NYSE rules. Mr. Parker also serves on the audit committees of Apogee Enterprises Inc., American Axle & Manufacturing, Inc. and TriMas Corporation. The Board has determined that Mr. Parker's simultaneous service on such committees would not impair his ability to effectively serve on our Audit and Finance Committee.

Role:

The Audit and Finance Committee is responsible for, among other things, assisting our Board with oversight of our accounting and financial reporting processes, oversight of our financing strategy, investment policies and financial condition, audits of our financial statements, and monitoring the effectiveness of our systems of internal control, internal audit and risk management. These responsibilities include the integrity of the financial statements, compliance with legal and regulatory requirements, the independence and qualifications of our external auditor and the performance of our internal audit function and of the external auditor. The Committee is directly responsible for the appointment, compensation, evaluation, terms of engagement (including retention and termination) and oversight of the independent registered public accounting firm. The Committee holds meetings periodically with our independent and internal auditors, our Board and management to review and monitor the adequacy and effectiveness of reporting, internal controls, risk assessment and compliance with our policies.

Report:

You can find the Audit and Finance Committee Report under "Audit and Finance Committee Report" of this Proxy Statement.

Financial Experts:

The Board has determined that all current members of the Committee are financially literate under NYSE rules and that each qualifies as an "audit committee financial expert" under SEC standards. The Board has also determined that Nicola T. Palmer is financially literate under NYSE rules.

Compensation Committee

Members:

**Jerry W. Burris (Chair),
Brian M. Baldwin,
Michael L. Ducker,
David H. Y. Ho and
Jacqueline Wright*.**

All members have been determined to be independent under SEC and NYSE rules.

Role:

The Compensation Committee sets and administers the executive compensation. This includes establishing and reviewing executive base salaries and administering cash bonus and equity-based compensation under the nVent Electric plc 2018 Omnibus Incentive Plan. The Committee also sets the Chief Executive Officer's compensation based on the Board of Director's annual evaluation of her performance. The Committee has engaged an independent compensation consulting firm to aid the Committee in its annual review of our executive compensation programs for continuing appropriateness and reasonableness and to make recommendations regarding executive officer compensation levels and structures. In reviewing our compensation programs, the Committee also considers other sources to evaluate external market, industry and peer company practices. Information regarding the independence of the consulting firm is included under "Compensation Discussion and Analysis — Compensation Consultant." A more complete description of the Compensation Committee's practices can be found under "Compensation Discussion and Analysis" under the headings "Comparative Framework" and "Compensation Consultant."

Report:

You can find the Compensation Committee Report under "Compensation Committee Report" of this Proxy Statement.

* Ms. Wright was appointed to the Compensation and Governance Committees effective March 6, 2020.

Governance Committee

Members:

**David H.Y. Ho (Chair),
Brian M. Baldwin,
Jerry W. Burris,
Michael L. Ducker and
Jacqueline Wright.**

All members have been determined to be independent under NYSE rules.

Role:

The Governance Committee is responsible for, among other things, identifying individuals qualified to become directors and recommending nominees to the Board for election at Annual General Meetings. In addition, the Committee monitors developments in director compensation and, as appropriate, recommends changes in director compensation to the Board of Directors. The Committee is also responsible for reviewing annually and recommending to the Board of Directors changes to our corporate governance principles and administering the annual Board and Board Committee self-assessment. Finally, the Committee oversees public policy matters and compliance with our Code of Business Conduct and Ethics.

Attendance at Meetings

The Board held five meetings in 2019. Members of the Board are expected to attend all scheduled meetings of the Board and the Committees on which they serve and all Annual and Extraordinary General Meetings. In each regularly scheduled Board meeting, the non-employee directors met in executive session, without the Chief Executive Officer or other members of management present. The independent directors generally also meet in executive session, chaired by the Lead Director, and did so at each regular scheduled Board meeting in 2019. All directors attended at least 75% of the aggregate of all meetings of the Board and all meetings of the Committees on which they served during the period for which such persons served as directors in 2019, with an average attendance of over 98%. All of the directors then serving attended the 2019 Annual General Meeting in person, except for Messrs. Baldwin and Parker, who attended by telephone.

Director Compensation

Director compensation is recommended by the Governance Committee and approved by the Board. We use a combination of cash and equity-based incentive compensation to attract and retain qualified directors. Compensation of our directors reflects our belief that a significant portion of directors' compensation should be tied to long-term growth in shareholder value. Ms. Wozniak, our Chief Executive Officer, is our only employee director; she receives no separate compensation for her Board service. Directors do not receive fees for meeting attendance.

In 2019 Willis Towers Watson reviewed our director compensation with the Governance Committee based on the director compensation practices of our executive compensation peer group (described on page 30). No changes were recommended at this time and no changes were made.

Director Retainers

The annual retainers for non-employee directors' service on the Board and Board Committees in 2019 were as follows:

Board Retainer	$ 80,000
Chairman of the Board Supplemental Retainer	$140,000
Lead Director Supplemental Retainer	$ 30,000
Audit and Finance Committee Chair Supplemental Retainer	$ 20,000
Compensation Committee Chair Supplemental Retainer	$ 15,000
Governance Committee Chair Supplemental Retainer	$ 12,000
Audit and Finance Committee Retainer	$ 12,500
Compensation Committee Retainer	$ 7,500
Governance Committee Retainer	$ 7,500

Equity Awards

Non-employee directors also receive an annual grant with a value of $130,000. Grants are made in the form of restricted stock units, which generally vest one year after the grant date. Share withholding is allowed to cover the taxes on restricted stock unit vesting. Directors are restricted from selling nVent ordinary shares until they meet the stock ownership guideline of five times the annual board retainer within five years. Each restricted stock unit represents the right to receive one of our ordinary shares upon vesting and includes one dividend equivalent unit, which entitles the holder to all cash dividends declared on one of our ordinary shares from and after the date of grant. Dividend equivalent units are accrued during the vesting period, and paid to directors in cash at the same time the related restricted stock units vest.

Stock Ownership Guidelines for Non-Employee Directors

Stock Ownership for Directors Serving as of December 31, 2019

	Share Ownership[1]	12/31/19 Market Value ($)[2]	Ownership Guideline ($)	Progress Toward Guideline
Brian M. Baldwin	13,551,961	346,659,162	400,000	Met[3]
Jerry W. Burris	33,296	851,712	400,000	Met
Susan M. Cameron	9,001	230,246	400,000	On track[4]
Michael L. Ducker	12,853	328,780	400,000	On track[4]
David H. Y. Ho	16,723	427,774	400,000	Met
Randall L. Hogan	640,655	16,387,955	400,000	Met
Ronald L. Merriman	29,796	762,182	400,000	Met
William T. Monahan	63,932	1,635,381	400,000	Met
Herbert K. Parker	8,853	226,460	400,000	On track[4]

(1)   Except as indicated otherwise below, the amounts in this column include ordinary shares owned by the director, both directly and indirectly, and unvested restricted stock units.

(2)   Based on the closing market price for our ordinary shares on December 31, 2019 of $25.58.

(3)   Includes shares owned by certain funds and investment vehicles managed by Trian Fund Management, L.P. ("Trian"). These shares are deemed to be held by Mr. Baldwin for purposes of the company's stock ownership guidelines.

(4)   Non-employee directors have until the later of five years after their election or appointment as a director to meet the stock ownership guideline. All Directors were first elected as directors in 2018, and therefore do not need to meet the stock ownership guideline until 2023.

Director Compensation Table

The table below summarizes the compensation that we paid to non-employee directors for 2019.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Brian M. Baldwin	95,000	129,995	—	—	—	—	224,995
Jerry W. Burris	110,000	129,995	—	—	—	—	239,995
Susan M. Cameron	92,500	129,995	—	—	—	—	222,495
Michael L. Ducker	95,000	129,995	—	—	—	—	224,995
David H. Y. Ho	107,000	129,995	—	—	—	—	236,995
Randall L. Hogan	220,000	129,995	—	—	—	—	349,995
Ronald L. Merriman	112,500	129,995	—	—	—	—	242,495
William T. Monahan	122,500	129,995	—	—	—	—	252,495
Herbert K. Parker	92,500	129,995	—	—	—	—	222,495

(1)   The amounts in column (c) represent the aggregate grant date fair value, computed in accordance with Accounting Standards Codification Topic 718 ("ASC 718"), of restricted stock units granted during 2019. Restricted stock units are valued at market value on the date of grant and are expensed over the vesting period. As of December 31, 2019, each director had the unvested restricted stock units and deferred share units shown in the table below.

Name	Unvested Restricted Stock Units	Deferred Share Units
Brian M. Baldwin	5,775	—
Jerry W. Burris	5,775	—
Susan M. Cameron	5,775	—
Michael L. Ducker	5,775	—
David H. Y. Ho	5,775	—
Randall Hogan	5,775	—
Ronald L. Merriman	5,775	455
William T. Monahan	5,775	13,750
Herbert Parker	5,775	—

(2)   No stock options were granted to our non-employee directors during 2019. As of December 31, 2019, each then-serving director had the outstanding stock options shown in the table below. In each case, the options reported were originally granted as options to purchase Pentair ordinary shares and were converted to options to purchase nVent ordinary shares in connection with the Separation.

Name	Outstanding Stock Options
Brian Baldwin	—
Jerry W. Burris	32,549
Susan Cameron	—
Michael Ducker	—
David H. Y. Ho	22,017
Randall Hogan	1,411,163
Ronald L. Merriman	38,665
William T. Monahan	32,549
Herbert Parker	—

Executive Compensation

Proposal 2	Approve, by Non-Binding Advisory Vote, the Compensation of the Named Executive Officers

 **The Board recommends a vote FOR approval of the compensation of the Named Executive Officers**

In accordance with Section 14A of the Securities Exchange Act of 1934, the Board is asking the shareholders to approve, by non-binding advisory vote, the compensation of the Named Executive Officers disclosed in the sections below titled "Compensation Discussion and Analysis" and "Executive Compensation Tables." We currently hold these votes annually and expect to hold the next such vote at our 2021 Annual General Meeting.

Executive compensation is an important matter to the Board and the Compensation Committee and to our shareholders. We have designed our executive compensation programs to align executive and shareholder interests by rewarding the achievement of specific annual and long-term goals that create long-term shareholder value. We believe that our executive compensation programs provide competitive compensation that will motivate and reward executives for achieving annual and long-term financial and strategic objectives, provide rewards commensurate with performance to incentivize the Named Executive Officers to perform at their highest levels, encourage growth and innovation, attract and retain the Named Executive Officers and other key executives and align our executive compensation with shareholders' interests through the use of equity-based incentive awards.

The Compensation Committee has overseen the development and implementation of our executive compensation programs in line with these compensation objectives. The Compensation Committee also continuously reviews, evaluates and updates our executive compensation programs to ensure that we provide competitive compensation that motivates the Named Executive Officers to perform at their highest levels while increasing long-term value to our shareholders.

With these compensation objectives in mind, the Compensation Committee has taken a number of compensation actions to align with our shareholders' interests, including the following:

- Annual cash incentives for the Named Executive Officers are based on performance goals that correlate strongly with two primary objectives: profitable growth and consistent, strong cash flow.
- A significant portion of total compensation is "at risk" if certain performance goals are not satisfied or otherwise subject to our future performance.
- Executive officers must comply with rigorous stock ownership guidelines.

These and other actions demonstrate our continued commitment to align executive compensation with shareholders' interests while providing competitive compensation to attract, motivate and retain the Named Executive Officers and other key executives. We will continue to review and adjust our executive compensation programs with these goals in mind to ensure the long-term success of our company and generate increased long-term value to our shareholders.

This non-binding advisory vote gives you an opportunity to express your views about our executive compensation programs. As we further align our executive compensation programs with the interests of our shareholders while continuing to retain key talented executives that drive our company's success, we ask that you approve the compensation of the Named Executive Officers.

The resolution in respect of this Proposal 2 is an ordinary resolution. The text of the resolution in respect of Proposal 2 is as follows:

"**IT IS RESOLVED,** that, on a non-binding, advisory basis, the compensation of nVent Electric plc's Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related disclosures contained in nVent Electric plc's proxy statement is hereby approved."

Vote Requirement

Approval, by non-binding advisory vote, of the compensation of the Named Executive Officers requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting.

✓ **Each of the Board and the Compensation Committee recommends a vote FOR the approval of the compensation of the Named Executive Officers.**

Compensation Committee Report

The Committee has reviewed and discussed the following Compensation Discussion and Analysis with management and, based on such review and discussions, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2019.

THE COMPENSATION COMMITTEE

Jerry W. Burris, Chair
Brian M. Baldwin
David H.Y. Ho
Michael L. Ducker

Compensation Discussion and Analysis

Our Named Executive Officers

This Compensation Discussion and Analysis describes the compensation programs and decisions made by the Compensation Committee in regard to the compensation of the following named executive officers ("Named Executive Officers") for 2019:

Name	Position
Beth A. Wozniak	Chief Executive Officer
Sara E. Zawoyski	Executive Vice President and Chief Financial Officer (since November 1, 2019)
Jon D. Lammers	Executive Vice President, General Counsel and Secretary
Aravind Padmanabhan	Executive Vice President and Chief Technology Officer
Joseph A. Ruzynski	President of Enclosures
Stacy P. McMahan	Former Executive Vice President and Chief Financial Officer (until November 1, 2019)

2019 Business Results*

nVent is a $2.2 billion in sales, high-performance electrical company with a dedicated team of approximately 9,500 people and trusted brands such as nVent CADDY, ERICO, HOFFMAN, RAYCHEM, SCHROFF and TRACER. We design, manufacture, market, install, and service high performance products and solutions that connect and protect some of the world's most sensitive equipment, buildings, and critical processes in the industrial, commercial & residential, energy and infrastructure verticals. We offer a comprehensive range of enclosures, electrical connections and fastening, and thermal management solutions across industry-leading brands that are recognized globally for quality, reliability and innovation. From heat trace cables to critical equipment enclosures to labor-efficient fastening systems, we enable customers to improve performance, lower costs and reduce downtime.

With a culture rooted in continuous improvement, the core of our operating model is Spark, our management system. Spark has five elements: People, Growth, Lean, Digital and Velocity. Together, they provide the mindset and operating system to propel the success of our new company. Spark supports the high performance culture we are building at nVent. Spark has five elements: People Growth, Lean, Digital and Velocity:

- **People** are at the core of Spark, positively impacting our business and growing their careers
- **Growth** is the foundation of Spark, driving shareholder, customer and employee value
- **Lean** is the relentless pursuit of eliminating waste and increasing velocity
- **Digital** transforms our products and how we do business, improving both customer and employee experiences
- **Velocity** is increasing speed in all we do for each other and our customers

Our teams executed well in a year where we saw macroeconomic uncertainty negatively impact global demand. Sales were flat relative to 2018; however the team was able to expand segment income** margin, deliver earnings per share ("EPS") growth and generate strong free cash flow. 2019 full-year results and highlights include:

- Sales of $2.2 billion were flat relative to 2018. One nVent and key vertical initiatives, along with new product and fast growth region sales, grew versus 2018
- Operating income was $333 million versus $311 million in 2018, up 7%. On an adjusted basis, segment income was $424 million, flat compared to 2018

---

* Please see Appendix A for reconciliation of GAAP to non-GAAP financial measures included in this section. For the first four months of the year ended December 31, 2018, certain expenses of Pentair were allocated to nVent and included in corporate and other costs.

** "Segment Income" represents Operating Income exclusive of non-cash intangible amortization, separation costs, certain acquisition related costs, costs of restructuring activities, impairments and other unusual non-operating items.

- Net cash provided by operating activities was $336 million and total free cash flow was $304 million. We delivered full-year free cash flow of approximately 100% of adjusted net income
- Completed Eldon acquisition, strengthening global growth opportunity and expanding enclosures portfolio
- Returned over $350 million in cash to shareholders through dividends and share repurchases

Sales
$US Millions



Our sales during 2019 were $2,204 million, approximately flat compared to $2,214 million in 2018. Sales is a key metric in our Management Incentive Plan, detailed beginning on page 32.

Segment Income
$US Millions



Operating income in 2019 was $333 million compared to $311 million in 2018. Segment Income in 2019 was $424 million, flat compared to 2018. Return on Sales (Segment Income divided by Sales) expanded 20 basis points in 2019 over the prior year. Segment Income is a key metric in our Management Incentive Plan, detailed beginning on page 32.

Adjusted EPS
$US Millions



Full-year reported EPS was $1.29 in 2019 compared to $1.28 in 2018. Adjusted EPS was $1.78 in 2019, up 2% compared to $1.74 in 2018. EPS is a key metric in our Long-Term Incentive Plan, detailed beginning on page 34.

Free Cash Flow
$US Millions



Full-year net cash provided by operating activities was $336 million and total free cash flow was $304 million in 2019. This compares to full-year net cash provided by operating activities of $344 million and total free cash flow of $301 million in 2018. Free cash flow is a key metric in our Management Incentive Plan, detailed beginning on page 32.

In 2019 we were pleased with our ability to execute in a more challenging macroeconomic environment while making progress and building momentum around our One nVent initiatives. On capital allocation, we completed our first acquisition with Eldon, paid a competitive dividend and bought back approximately 5 percent of our shares outstanding. To ensure a One nVent focus and strong teamwork, all members of our leadership team were assigned to short- and long-term incentive plans that are tied to the overall performance of nVent. Sales, operating income and cash flow were below plan, resulting in below target annual incentive payments for 2019 (see Annual Incentive Compensation discussion beginning on page 32). nVent is committed to ensuring that our executive pay programs are always closely aligned with the business results and support the interests of our shareholders.

Overview of Compensation Program and Objectives

The Compensation Committee sets and administers the policies that govern our executive compensation, including:

- establishing and reviewing executive base salaries;
- overseeing our annual incentive compensation plan;
- overseeing our long-term incentive compensation plan;
- approving all awards under those plans;
- annually evaluating risk considerations associated with our executive compensation programs; and
- annually approving all compensation decisions for executive officers, including those for the Chief Executive Officer and the other Named Executive Officers.

The Committee believes that the most effective executive compensation program aligns executive initiatives with shareholders' economic interests. The Committee seeks to accomplish this by rewarding the achievement of specific annual and long-term goals that create lasting shareholder value.

The Committee's specific objectives include:

- motivating and rewarding executives for achieving annual and long-term financial objectives;
- aligning management and shareholder interests by encouraging employee stock ownership;
- providing rewards commensurate with company performance;
- encouraging growth and innovation; and
- attracting and retaining top-quality executives and key employees.

To balance the objectives described above, our executive compensation program uses the following direct compensation elements:

Pay Element	Description	Link to Strategy and Performance
Base Salary	• A fixed level of cash compensation determined based on benchmark data, scope of responsibility, years of experience, and individual performance	• To attract and compensate high-performing and experienced leaders at a compensation level that is competitive in the marketplace
Annual Incentive Compensation	• An opportunity to earn a cash payment based 100% on formulaic determination against pre-established financial metrics	• To motivate and reward executives for achieving annual goals in key areas of financial performance

Long-Term Incentive Compensation ("LTI")	• Performance Share Units:
	  • 50% of annual LTI
	  • Payout based on Adjusted EPS
		• Aligns the interest of our executives with shareholders by focusing executives on the achievement of specific long-term financial performance goals directly aligned with our operational and strategic plans

	• Stock Options: • 25% of annual LTI	• Directly aligns the interests of our executives with shareowners. Options only have value for executives if operating performance results in stock price appreciation
	• Restricted Stock Units: • 25% of annual LTI	• Aligns the interest of our executives with shareholders and strengthens key executive retention over relevant time periods to ensure consistency and execution of long-term strategies

We also provide limited perquisites and other benefits to attract and retain executives over the longer term.

The Compensation Committee reviews total compensation for executive officers and the relative levels of each of these forms of compensation against the Committee's goals. The mix of total direct compensation for 2019 for our Chief Executive Officer and the average of the other Named Executive Officers is shown in the chart on page 31.

Our Compensation Best Practices

What We Do

- Double-trigger change in control severance
- Comprehensive clawback policy that applies to annual incentive and equity compensation
- Rigorous stock ownership requirements and holding periods
- Targets for performance metrics aligned to financial goals communicated to shareholders
- Alignment of pay and shareholder performance
- Engagement of an independent compensation consultant
- Limited perquisites

What We Don't Do

- No excise tax gross-ups on change in control payments
- No hedging or pledging transactions by executive officers involving our ordinary shares
- No backdating or repricing of stock options
- No liberal share recycling under stock incentive plan
- No delivery or payment of dividends on unvested equity awards
- No multi-year compensation guarantees
- No employment contracts

Shareholder Engagement Initiatives

We value investor feedback and will continue to seek feedback through engagement initiatives to align our executive compensation programs with shareholder expectations. We view shareholder engagement as an important and continuous cycle. Throughout 2019, members of the Board and management met with shareholders representing approximately 26% of our outstanding common stock on a range of issues. Through these engagements, we received feedback in support of our existing executive compensation program.

2019 Shareholder Engagement Process


Say-on-Pay Voting and Annual
Review Say-on-Pay Voting
Meet with Investors (Fall)
Review Feedback and Adjust Plans As Appropriate
File Annual Proxy Statement
Meet with Investors (Spring)

Advisory Shareholder Say-on-Pay Vote

At our 2019 Annual General Meeting, after the 2019 executive compensation actions described in this Compensation Discussion and Analysis had taken place, we held an advisory shareholder vote to approve the compensation of our Named Executive Officers for 2019. We are gratified that our shareholders voted 92.7% in favor of our executive compensation programs. In light of this strong level of shareholder support for our compensation programs, we did not undertake any material changes for 2019 in response to the vote.

We expect to continue a similar engagement process for 2020.

Comparative Framework

In setting compensation for our executive officers, including our Named Executive Officers, the Committee uses competitive compensation data from an annual total compensation study of selected peer companies (our "Comparator Group") and other relevant survey sources to inform its decisions about overall compensation opportunities and specific compensation elements. Additionally, the Committee uses multiple reference points when establishing targeted compensation levels. The Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only competitive market data, but also factors such as company, business segment and individual performance, scope of responsibility, critical needs and skill sets, experience, leadership potential and succession planning. Our Compensation Committee selects companies for inclusion in the Comparator Group based on several important criteria:

- publicly-traded on a major exchange;
- similar in business scope and/or operations to our segments and global in nature;
- within a reasonable revenue range (generally 0.5x to 2x) compared to our revenue;
- where we compete for talent; and
- engaged in the same or a similar industry to ours, based on Global Industry Classification Standard ("GICS") code: electrical components and equipment, electronic components and industrial machinery.

The Committee worked with Willis Towers Watson to develop our Comparator Group for use in setting target compensation for 2019 for our executive officers, including our Named Executive Officers. Our Comparator Group for 2019 included the following 19 peer companies, which had revenues ranging from approximately $1,183 billion to $4,846 billion, with median revenues of approximately $2,745 billion:

Actuant Corporation	Acuity Brands, Inc.	AMETEK, Inc.
Atkore International Group Inc.	Belden Inc.	Colfax Corporation
EnerSys	Generac Holdings Inc.	General Cable Corporation
Graco Inc.	Hubbell Incorporated	IDEX Corporation
ITT Inc.	Lincoln Electric Holdings, Inc.	Littelfuse, Inc.
Regal Beloit Corporation	SPX Corporation	The Timken Company
Woodward, Inc.		

Following its annual review of the Comparator Group in preparation for setting 2020 compensation, the Committee approved the removal of General Cable Corporation following that company's sale in a merger transaction. No other changes were made for 2020.

2019 Compensation Program Elements

We have three elements of total direct compensation: base salary, annual incentives and long-term incentives, which are described below. We also provide limited perquisites (see page 35) and standard retirement and health and welfare benefits (see pages 37 and 38).

2019 Target Direct Compensation Mix

CEO



Other Named Executive Officers



(1) Target Direct Compensation Mix for Other Named Executive Officers was calculated as if the Named Executive Officers were in their officer roles for the full year, and includes their December 31 base salary, 2019 target annual incentive compensation and 2019 target long-term incentive compensation.

Base Salaries

We provide each Named Executive Officer with a fixed base salary. In setting base salaries, the Committee generally references comparable positions at peer companies based on available market data, which include published survey data and proxy statement data for our Comparator Group. The Committee considers compensation at comparable companies, and does not set base salaries based on a particular peer group benchmark or any single factor. Differences in base salaries among the Named Executive Officers are determined by the Committee based on numerous factors such as competitive conditions for the Named Executive Officer's position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer's level of responsibility, experience and individual performance.

Following a detailed review of each Named Executive Officer's base salary, the Committee approved the following:

Named Executive Officer	2019 Base Salary	Comments
Ms. Wozniak	$875,000	• Increase of 6.7% based on her performance, responsibility, and market competitiveness
Ms. Zawoyski	$465,000	• Based on her level of responsibility, a market review, market competitiveness, experience, and prior compensation level
		• Prorated for 2019 based on the effective date of her appointment as Chief Financial Officer
Mr. Lammers	$468,000	• Increase of 4% based on his performance, responsibility, and market competitiveness
Mr. Padmanabhan	$430,000	• Based on his level of responsibility, market competitiveness, prior compensation level, and arm's length negotiation
Mr. Ruzynski	$400,000	• Increase of 14.3% based on his performance, responsibility, and market competitiveness
Ms. McMahan	$512,500	• Increase of 2.5% based on her performance, responsibility, and market competitiveness
		• Prorated for 2019 based on the effective date of her separation

Annual Incentive Compensation

To provide competitive compensation to attract and retain top talent while linking pay to annual performance, we pay a portion of our executives' cash compensation as incentive compensation tied to annual business performance as measured against annual goals established by the Committee. In 2019, we provided cash annual incentive compensation to our executive officers, including the Named Executive Officers, under our Management Incentive Plan ("MIP"). MIP awards were granted under the nVent Electric plc 2018 Omnibus Incentive Plan.

Each Named Executive Officer's targeted level of incentive compensation opportunity under the MIP is set as a percentage of base salary, based on the Committee's review of their independent advisor's recommendations, relevant survey data and, in the case of Named Executive Officers other than the Chief Executive Officer, the recommendations of the Chief Executive Officer. The Committee generally sets each executive's target incentive compensation opportunity with reference to the Comparator Group's target payouts and does not set target incentive compensation opportunities based on a particular peer group benchmark or any single factor.

The actual target incentive compensation opportunity set by the Committee for each Named Executive Officer varies depending on a wide range of factors, including competitive conditions for the Named Executive Officer's position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer's performance, level of responsibility and experience. An executive officer's base salary multiplied by the incentive compensation opportunity percentage establishes the target incentive compensation for which the executive officer is eligible.

These incentive compensation targets as a percentage of salary and a dollar amount, based on the annual base salary in effect on December 1, 2019, were as follows:

	2019 Target (% of Base Salary)	2019 Target ($)
Beth A. Wozniak	110	$962,500
Sara E. Zawoyski[1]	70	$248,042
Jon D. Lammers	65	$304,200
Aravind Padmanabhan[2]	65	$23,738
Joseph A. Ruzynski	65	$260,000
Stacy P. McMahan[3]	75	$321,190

[1] Target for Ms. Zawoyski reflects proration due to a change in her target percentage during the performance year effective November 1, 2019 in connection with her appointment as Executive Vice President and Chief Financial Officer.

[2] Target dollar amount for Mr. Padmanabhan reflects proration based on his start date of December 1, 2019.

[3] Target dollar amount for Ms. McMahan reflects proration based on her separation date of November 1, 2019.

Actual incentive compensation awarded to each Named Executive Officer may range from 0 to 2.35 times the target, depending on actual company and individual performance, as described below.

For the 2019 MIP, the Compensation Committee approved, based on recommendations of our Chief Executive Officer, the following three performance measures, which applied to each of our Named Executive Officers: segment income, revenue, and free cash flow, each measured with respect to enterprise-wide performance. The performance goals that applied to each of our Named Executive Officers, as well as the weight assigned to each performance goal and the corresponding payout levels were as follows:

Financial Performance Measure	Weight (%)	Threshold (Required for any payout; payouts begin at 75%) ($)	Target (100% payout) ($)	Superior Performance (200% payout) ($)	Excellence (300% payout) ($)
Revenue (gross sales less applicable deductions for discounts, returns, and price adjustments)	35	2,214 million	2,265 million	2,380 million	N/A
Segment Income (represents Operating Income exclusive of non-cash tangible amortization, separation costs, certain acquisition related costs, costs of restructuring activities, impairments and other unusual non-operating items)	35	424 million	451 million	477 million	499 million
Free Cash Flow (cash from operating activities less capital expenditures, plus proceeds from sale of property and equipment)	30	301 million	334 million	384 million	N/A

The target levels for the performance goals were aligned with the enterprise objectives in our annual operating plan. To provide an added performance incentive, the Committee determined that the amount of incentive compensation related to each performance goal would be scaled according to the amount by which the measure exceeded or fell short of the target. The Committee also determined that the performance goals for revenue and free cash flow should have a threshold level below which no incentive compensation would be earned, and that potential payouts would be scaled from 0.75 at the threshold to 2.0 times at the maximum, as detailed above. For income, the Committee set the threshold at 0.75 and the maximum potential payout at 3.0 times the target.

The actual incentive compensation of each Named Executive Officer was determined by multiplying the eligible target incentive compensation amount by a multiplier determined as described above. Taking into account the adjustments described below the following table, for 2019, actual results as measured by the performance goals under the MIP for each of our Named Executive Officers were as follows:

Financial Performance Measure	Weight (%)	2019 Results ($)	Payout (%)	Weighted Payout (%)[1]
Revenue	35	2,214 million	75.3	26.4
Segment Income (As Adjusted for factors specified below)	35	424 million	75.5	26.4
Free Cash Flow (As Adjusted for factors specified below)	30	315 million	85.3	25.6
Total	100			78.4

Adjustments to operating income for factors specified in the MIP included: restructuring and other charges ($24.2 million), intangible asset amortization ($61.4 million), certain acquisition related costs ($2.4 million), inventory step-up amortization ($3.2 million), foreign exchange impact ($3.8 million), and other adjustments for non-recurring items ($3.9 million). Adjustments to free cash flow for factors specified in the MIP include cash payments related to non-recurring tax matters of $10.7 million. Based on the foregoing, the Named Executive Officers received the MIP payouts that are reflected in the "Non-Equity Incentive Plan Compensation" column under "Executive Compensation Tables-Summary Compensation Table."

The Committee reviews and certifies our level of achievement for each performance measure before any payments are made. Under the terms of the MIP, the Committee has discretion to reduce any Named Executive Officer's annual cash bonus prior to payment.

In establishing the 2020 MIP performance goals and potential payouts in February 2020, the Compensation Committee eliminated the 300% payout potential for Segment Income to align with governance best practices based on feedback from its Independent Advisor.

2019 Long-Term Incentive Compensation

We believe the long-term incentive compensation is an important element of executive compensation tied to building and sustaining our company's value through ordinary share performance over time. The mix of long-term incentive award types for our Named Executive Officers in 2019 was as follows:

Equity Mix

2019



50% Performance Share Units

25% Stock Options

25% Restricted Stock Units

In keeping with its philosophy that executive compensation must be tied to building and sustaining value through ordinary share performance over time, the Committee establishes long-term incentive compensation targets with reference to both published survey data and data from our Comparator Group. The Committee does not set award levels based on a particular peer group benchmark or any single factor. Rather, the Committee seeks to provide appropriate retention and performance incentives based on a wide range of factors, such as competitive conditions for the Named Executive Officer's position with the Comparator Group and in the broader employment market, as well as the Named Executive Officer's level of responsibility, experience, and individual performance.

Consistent with that approach, in 2019, the Committee referenced benchmark data (including compensation surveys, Comparator Group information, and other data provided by Willis Towers Watson in setting target dollar award levels for each Named Executive Officer and for each position or grade level.

The following table shows the target value of the 2019 long-term incentive compensation awards granted to the Named Executive Officers:

	2019 Target Award Opportunity ($)
Beth A. Wozniak	3,750,000
Sara E. Zawoyski[1]	250,000
Jon D. Lammers	1,000,000
Aravind Padmanabhan	—
Joseph A. Ruzynski	600,000
Stacy P. McMahan	1,100,000

[1] The value shown for Ms. Zawoyski reflects the award she received prior to her appointment as Executive Vice President and Chief Financial Officer.

The Committee approved in December 2018 the elements and mix of long-term incentive compensation granted effective January 2, 2019 under the nVent Electric plc 2018 Omnibus Incentive Plan. The Committee granted all then-serving Named Executive Officers a mix of the following components: stock options, restricted stock units, and performance share units. Mr. Padmanabhan received a sign-on grant of $750,000 comprised of restricted stock units.

For 2019, the Committee maintained the mix of long-term incentive award of performance share units at 50% of the long-term award value, and stock options and restricted stock units each at 25% of the total long-term award value. The components had the features described below:

- **Performance share units:** Each performance share unit represents the right to receive one of our ordinary shares at the end of a three-year performance period if specified performance goals are achieved. Similar to restricted stock units, performance share units include dividend equivalent units that are accrued during the vesting period, and paid to participants in cash at the same time, and only to the extent that, the related performance share units vest. For the performance share units granted in 2019 relating to the performance period 2019-2021, the Compensation Committee approved adjusted earnings per share ("EPS") growth, measured at the end of the third year of the performance period, because the Committee feels it aligns closely with shareholder value creation, and is critical to achieve for a newly formed public company. The performance goal and corresponding payout levels for the performance share units granted in 2019 were as follows:

Metrics	Weight (%)	Threshold (50% payout) ($)	Target (100% payout) ($)	Superior Performance (200% payout) ($)	Excellence (300% payout) ($)
Adjusted EPS Growth	100.0	1.96	2.19	2.58	2.71

Payouts would be scaled for performance between threshold and target and between target and maximum.

In February 2020, the Compensation Committee reviewed the performance goals and eliminated the 300% payout potential to align with governance best practices based on feedback from its Independent Advisor.

- **Stock options:** Each stock option has a term of ten years, with one third of options vesting on each of the first, second, and third anniversaries of the grant date.
- **Restricted stock units:** Each restricted stock unit represents the right to receive one of our ordinary shares upon vesting and includes one dividend equivalent unit, which entitles the holder to a cash payment equal to all cash dividends declared on our ordinary shares from and after the date of grant. Dividend equivalent units are accrued during the vesting period and paid to participants in cash at the same time, and only to the extent that, the related restricted stock units vest. One-third of the restricted stock units vest each year.

The total number of shares subject to all the performance share units, stock options and restricted stock units, and the values of the awards, granted to the Named Executive Officers in 2019 are reflected under "Executive Compensation Tables-Grants of Plan-Based Awards in 2019." The value of restricted stock units that vested for each Named Executive Officer in 2019 and the value of options exercised by each Named Executive Officer in 2019 are shown in the table under "Executive Compensation Tables-2019 Option Exercises and Stock Vested Table."

Perquisites and Other Personal Benefits

We provide limited benefits and perquisites to executive officers that are not available to the general employee population in the form of occasional personal use of event tickets when such tickets are not being used for business purposes, and a limited financial counseling benefit, for which, in both cases, we have no aggregate incremental cost, as well as one executive physical per year for preventative care. Additionally, spouses or guests of executive officers may be provided travel and/or entertainment benefits related to business events at which their attendance is expected and appropriate, such as company recognition events or trips, or social events held for marketing or other business purposes. These benefits are generally provided with little or no incremental cost to the Company.

Stock Ownership Guidelines

The Committee has established stock ownership guidelines for the Named Executive Officers and other executives to motivate them to become significant shareholders, and to further encourage long-term performance and growth, and to align their interests with those of shareholders generally. The Committee monitors executives' compliance with these guidelines and periodically reviews the definition of "stock ownership" to reflect the practices of companies in the Comparator Group. "Stock ownership" currently includes ordinary shares owned by the officer both directly and indirectly, the pro-rated portion of the officer's unvested restricted stock units, shares held by the officer in his or her qualified retirement plan account, and shares acquired under our employee stock purchase plan. Stock ownership does not include performance share units until they are earned at the end of the performance period. The Committee determined that, over a period of five years from appointment, certain executives should accumulate and hold ordinary shares equal to specified multiples of base salary. The multiples of base salary required by the guidelines are as follows:

Executive Level	Stock Ownership Guidelines (as a multiple of salary)
Chief Executive Officer	6.0x base salary
Executive Vice President and Chief Financial Officer	3.0x base salary
Executive Vice President and Chief Human Resources Officer; Executive Vice President and General Counsel and Secretary; Executive Vice President and Chief Growth Officer; Executive Vice President and Chief Technology Officer; Segment Presidents	2.5x base salary
Other key executives	2.0x base salary

Due to their recent appointments, none of the Named Executive Officers has yet met his or her ownership guideline. However, each of them has five years from their appointment to meet his or her ownership guideline.

Equity Holding Policy

We maintain an equity holding policy under which executive officers subject to our stock ownership guidelines are required to retain 100% of the net number of shares acquired under equity awards until the ownership guidelines are satisfied.

This policy may be waived to the extent its application to any individual executive officer would cause undue hardship to the executive officer.

Clawback Policy

The Committee believes it is appropriate to hold all executives accountable for actions or omissions that result in significant reputational or financial harm to our company. Accordingly, the Committee has adopted a clawback policy under which certain incentive compensation earned by our executives, including executive officers, may be recouped or forfeited if the executive's fraud or intentional misconduct is a significant contributing factor to a restatement of financial results. The incentive compensation subject to this policy includes short-term and long-term incentive compensation to the extent the compensation was paid, credited or earned during the year after the financial results were first disclosed. In addition, all nVent employees who receive incentive compensation under the nVent Electric plc 2018 Omnibus Plan are subject to an additional forfeiture policy that requires forfeiture or cancellation of all awards and grants of every type, whether or not then vested on the employee's last day of service if the employee's termination was due to (a) a material violation of our policies, including any policy contained in our Code of Business Conduct, (b) embezzlement from, or theft of property belonging to us or any of our affiliates, (c) willful failure to perform, or gross negligence in the performance of, or failure to perform, assigned duties, or (d) other intentional misconduct whether related to employment or otherwise, which has, or has the potential to have, a material adverse effect on our business or the business of our affiliates.

Policy Prohibiting Hedging and Pledging

We maintain a policy that prohibits our employees, including executive officers, and directors, their family members and anyone designated to engage in securities transactions on their behalf from engaging in hedging or pledging transactions involving our ordinary shares or other nVent securities. This policy prohibits purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars and exchange funds, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of nVent securities.

Retirement and Other Benefits

Our Named Executive Officers and other eligible executives and employees may participate in a qualified retirement plan and a nonqualified deferred compensation plan, both of which are described below. Ms. Wozniak is also eligible to participate in a Supplemental Executive Retirement Plan, which is described below under "Executive Compensation Tables – Pension Benefits." We also provide other benefits such as medical, dental, life insurance and disability coverage to substantially all of our full-time U.S. salaried employees, including the Named Executive Officers. We aim to provide employee and executive benefits at levels that reflect competitive market levels.

Qualified Retirement Plan

For 2019, our U.S. employees, including our Named Executive Officers, were eligible to participate in the nVent Management Company Retirement Savings and Investment Plan ("nVent RSIP"), a tax-qualified 401(k) retirement savings plan under which they could contribute up to 50% of their base salary and incentive compensation on a before-tax basis and 15% of compensation on an after-tax basis. We matched an amount equal to one dollar for each dollar contributed to the nVent RSIP by participating employees on the first 5% of their regular earnings to incent employees to make contributions to our retirement plan. The nVent RSIP limits the amount of cash compensation considered for contribution purposes to the maximum imposed by the Code, which was $280,000 in 2019.

Amounts deferred, if any, under the nVent RSIP by the Named Executive Officers are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns under "Executive Compensation Tables-Summary Compensation Table." Amounts contributed by us to the nVent RSIP for the Named Executive Officers are included in the "All Other Compensation" column under "Executive Compensation Tables-Summary Compensation Table." Matching contributions are generally made a year in arrears.

Medical, Dental, Life Insurance and Disability Coverage

Employee benefits such as medical, dental, life insurance and disability coverage are available to all full-time U.S.-based participants through our active employee plans. In addition to these benefits for active employees, we provide post-retirement medical and dental coverage to certain retirees in accordance with the legacy company plans which applied at the time the employees were hired. We provide up to one and a half times annual salary (up to $1,000,000) in life insurance, and up to $15,000 per month in long-term disability coverage. The value of these benefits is not required to be included in the Summary Compensation Table since they are made available to all full-time U.S. salaried employees.

Other Paid Time-Off Benefits

We also provide vacation and other paid holidays to all employees, including the Named Executive Officers, which we have determined to be comparable to those provided at other large companies.

Deferred Compensation

We sponsor a non-qualified deferred compensation program, called the Sidekick Plan, for our U.S. executives within or above the pay grade that has a midpoint annual salary of $181,500 in 2019. This plan permits executives to defer up to 25% of their base salary and 75% of their annual cash incentive compensation. Executives also may defer receipt of restricted stock units and/or performance share units. We normally make contributions to the Sidekick Plan on behalf of participants with respect to each participant's contributions from that portion of his or her income above the maximum imposed by the U.S. Internal Revenue Code of 1986, as amended (the "Code"), which was $280,000 in 2019, but below the Sidekick Plan's compensation limit of $700,000. Please see the narrative following the "Nonqualified Deferred Compensation Table" below for additional information on our contributions.

Participants in the Sidekick Plan may invest their account balances in a number of possible mutual fund investments. Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for the Plan. We do not guarantee or subsidize any investment earnings under the Plan, and our ordinary shares are not a permitted investment choice under the Plan, although deferred restricted stock units and performance share units are automatically invested in shares.

Amounts of cash compensation deferred, if any, under the Sidekick Plan by the Named Executive Officers are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns under "Executive Compensation Tables-Summary Compensation Table." Our contributions allocated to the Named Executive Officers under the Sidekick Plan are included in the "All Other Compensation" column under "Executive Compensation Tables-Summary Compensation Table."

Severance and Change-in-Control Benefits

We provide severance and change-in-control benefits to selected executives to provide for continuity of management upon a threatened or completed change in control. These benefits are designed to provide economic protection to key executives following a change in control of our company so that our executives can remain focused on our business without undue personal concern. We believe that the security that these benefits provide helps our key executives to remain focused on our ongoing business and reduces the key executive's concerns about future employment. We also believe that these benefits allow our executives to consider the best interests of our company and its shareholders due to the economic security afforded by these benefits. We do not include an automatic single trigger change-in-control vesting, or excise tax gross-ups. We currently provide only the following severance and change-in-control benefits to our executive officers:

- We have agreements with our key corporate executives and other key leaders, including all Named Executive Officers, that provide for contingent benefits upon a change in control or upon a covered termination following a change in control.

- The nVent Electric plc 2018 Omnibus Incentive Plan provides that, upon a change in control, all options, restricted stock and restricted stock units that are unvested become fully vested; all performance awards (other than annual incentive awards) are paid in full based on performance at the better of target or trend; and all annual incentive awards are paid based on full satisfaction of the performance goals (i.e., target). In addition, if an employee's employment is involuntarily terminated for a reason other than cause, death or disability, or if an employee who is a Board-appointed corporate officer voluntarily terminates employment for good reason, then the employee's outstanding awards under the nVent Electric plc 2018 Omnibus Incentive Plan will be eligible for continued or accelerated vesting as described below under "Executive Compensation Tables-Potential Payments Upon Termination or Change In Control."

- Upon certain types of terminations of employment (other than a termination following a change in control), severance benefits may be paid to the Named Executive Officers under our Severance Plan for Executives described below (the "Severance Plan").

We explain these benefits more fully below under "Executive Compensation Tables-Potential Payments Upon Termination or Change In Control."

On February 18, 2019, our affiliate, nVent Management Company, adopted the Severance Plan effective March 1, 2019. Under the Severance Plan, our executives, including our Named Executive Officers, are eligible to receive severance benefits in the event of a qualifying termination of employment to the extent the terms and conditions of the Severance Plan are satisfied. In the event of a qualifying termination of the employment of any of our Named Executive Officers and the satisfaction of the Severance Plan's terms and conditions, the severance benefits would be equal to the product of (1) a severance multiplier and (2) the sum of the Named Executive Officer's base salary and target annual bonus. The severance multiplier is two for our Chief Executive Officer and one and one-half for our other Named Executive Officers. The affected Named Executive Officer would also continue to be eligible to participate in our health plan at his or her active employee rate for a benefit continuation period of 24 months for our Chief Executive Officer and 18 months for our other Named Executive Officers. We may, in our discretion, pay for the cost of outplacement services for up to 12 months. As a condition for eligibility for the Severance Plan, participants must complete a participation agreement under which they agree to comply with customary restrictive covenants, in the case of our Named Executive Officers, for 24 months.

In connection with Ms. McMahan's cessation of employment on November 1, 2019 (the "Separation Date"), our wholly-owned subsidiary nVent Management Company ("NMC") entered into a Separation and Release Agreement with Ms. McMahan (the "McMahan Agreement"). Under the McMahan Agreement, NMC agreed to make separation payments to Ms. McMahan of $1,345,313, provided that Ms. McMahan complied with her obligations under the McMahan Agreement, including the non-solicitation and non-competition covenants described below. The McMahan Agreement also provided that NMC would continue to contribute its current cost-share (in the amount of $1,506 per month) towards Ms. McMahan's COBRA premiums for the first 18 months following the Separation Date provided Ms. McMahan timely elected COBRA. Ms. McMahan remained eligible to receive a prorated annual cash incentive for 2019, subject to the terms and conditions of the MIP, and earned the amount in the Summary Compensation Table below for 2019 in March 2020. NMC also paid for outplacement services up to $10,000. In addition, NMC agreed to treat Ms. McMahan's unvested equity awards as follows: restricted stock units were fully and immediately vested effective as of the Separation Date; performance share units remained eligible for vesting following the end of the applicable performance period based upon our actual performance and actual achievement of performance goals; and stock options remained outstanding and continue to vest according to the award's original vesting schedule and will be exercisable until the earlier of the expiration date of the award or the five year anniversary of the Separation Date. In exchange for the benefits above, Ms. McMahan released NMC and all of its affiliated entities and persons from all claims arising out of her employment or separation of employment. Ms. McMahan also agreed for a 24-month period after the Separation Date that she would not (1) provide services to any entity engaged in a business that is competitive with us and our affiliates, (2) solicit or accept competitive business from any customer of ours or our affiliates or (3) solicit any of our or our affiliates' employees.

Impact of Tax Considerations

As a result of the Tax Cuts and Jobs Act, Section 162(m) of the Code generally limits to $1,000,000 the amount of compensation that we can deduct in any one year with respect to certain covered executives, including our Named Executive Officers (excluding only certain performance-based compensation that is payable pursuant to a binding contract that was in place as of November 2, 2017). However, our Compensation Committee intends to set compensation for our executive officers at levels that it believes are necessary to attract, motivate, retain and reward executives, even if a portion of such compensation is not deductible under Section 162(m).

The Committee also considers the impact of other tax provisions, such as the restrictions on deferred compensation set forth in Section 409A of the Code, and attempts to structure compensation in a tax-efficient manner, both for the Named Executive Officers and for our company.

Compensation Consultant

During 2019, the Committee continued to retain Willis Towers Watson, an external compensation consultant, to advise the Committee on executive compensation issues. See "Corporate Governance Matters – Committees of the Board – Compensation Committee." The Committee evaluated the independence of Willis Towers Watson and the individual representatives of Willis Towers Watson who served as the Committee's consultants based on the factors required by the NYSE. The only other services provided by Willis Towers Watson in 2019 to our company in addition to its service as compensation consultant to the Compensation Committee was a de minimis amount of retirement and talent and rewards consulting.

At the direction of the Committee, Willis Towers Watson advises the Committee in implementing and overseeing appropriate compensation programs and policies. As part of this process, Willis Towers Watson provides the Committee with comparative market data based on analyses of the practices of the Comparator Group defined above under "Comparative Framework" and relevant survey data. The comparative market data that Willis Towers Watson provides address the structure of the compensation programs maintained by the Comparator Group companies as well as the amount of compensation they provide. Willis Towers Watson provides guidance on industry best practices and advises the Committee in determining appropriate ranges for base salaries, annual incentives and equity compensation for each senior executive position.

Evaluating the Chief Executive Officer's Performance

The Board and the Compensation Committee employ a formal rating process to evaluate the Chief Executive Officer's performance. As part of this process, the Board reviews financial and other relevant data related to the performance of the Chief Executive Officer at each meeting of the Board throughout the year. At the end of the year, each non-management director provides an evaluation and rating of the Chief Executive Officer's performance in various categories. The Committee Chair submits a consolidated rating report and the Committee's recommendations regarding the Chief Executive Officer's compensation to the non-management directors for review and ratification. The Chairman of the Board, Chairman of the Committee, and the Lead Director chair a discussion with the directors in executive session without the Chief Executive Officer present. From that discussion, the Committee finalizes the Chief Executive Officer's performance rating. The Chairman of the Board, the Chairman of the Committee, and the Lead Director review the final performance rating results and commentary with the Chief Executive Officer. The Committee takes the performance rating and financial data into account in determining the Chief Executive Officer's compensation and the approval of goals and objectives for the Chief Executive Officer for the following year.

Equity Award Practices

The Committee reviews and approves all equity awards to newly hired or promoted executives at regular meetings throughout the year. As a rule, the Committee grants awards to newly hired or promoted executives that are effective the earlier of the last day of the month following the date of hire or promotion or the last day of the month following the date of the Committee meeting at which the grant is approved. If the last day of such month is a day on which the NYSE is not open for trading, then the grant date will be the first day of the following month on which the NYSE is open for trading. The Committee has also given the Chief Executive Officer discretion to grant equity awards to non-executive officers as required throughout the year (other than normal annual grants, which are granted by the Committee) within the guidelines of the nVent Electric plc 2018 Omnibus Incentive Plan, up to a maximum grant date value of $1,500,000 total for 2019. The Chief Executive Officer provides a summary report to the Committee Chair disclosing the aggregate awards granted by the Chief Executive Officer during the preceding fiscal year. All options are granted with an exercise price equal to fair market value based on the closing share price on the effective day of grant.

Executive Compensation Tables

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the Named Executive Officers for the years ended December 31, 2017, 2018 and 2019.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total Compensation ($)
Beth A. Wozniak Chief Executive Officer	2019	875,034	—	2,812,489	936,760	754,654	575,968	44,538	5,999,443
	2018	716,193	—	2,100,002	699,486	843,249	276,363	52,362	4,687,655
	2017	485,000	—	975,009	324,994	53,829	297,769	75,162	2,661,760
Sara E. Zawoyski Executive Vice President and Chief Financial Officer	2019	317,705	—	166,676	83,349	194,479	—	19,136	781,345
Jon D. Lammers Executive Vice President, General Counsel and Secretary	2019	468,018	—	749,988	249,804	238,510	—	27,077	1,733,397
	2018	450,000	—	449,988	149,890	321,750	—	252,259	1,623,887
Aravind Padmanabhan Executive Vice President and Chief Technology Officer	2019	35,835	850,000	750,299	—	18,612	—	896	1,655,642
Joseph A. Ruzynski President of Enclosures	2019	400,015	—	449,997	149,881	203,855	—	19,339	1,223,087
	2018	334,182	55,000	300,000	99,928	186,231	—	58,549	1,033,890
	2017	290,938	500,000	150,010	74,997	117,208	—	45,649	1,312,967
Stacy P. McMahan Former Executive Vice President and Chief Financial Officer	2019	429,041	—	825,014	274,781	251,831	—	422,512	2,203,179
	2018	500,000	—	656,255	218,590	412,500	—	34,404	1,821,749
	2017	125,000	—	499,984	—	121,736	—	152,766	899,486

[1] The amounts shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns are not reduced by any deferrals under our nonqualified deferred compensation plans.

[2] The amount shown in column (d) for Mr. Padmanabhan represents the sign-on award he received in connection with the commencement of his employment with nVent.

[3] The amounts in column (e) represent the aggregate grant date fair value, computed in accordance with ASC 718, of restricted stock units and performance share units granted during each year. The values attributable to the 2019 grants of restricted stock units were as follows: Ms. Wozniak — $937,496; Ms. Zawoyski — $83,338; Mr. Lammers — $249,996; Mr. Padmanabhan — $750,299; Mr. Ruzynski — $150,007; and Ms. McMahan — $275,005. The values attributable to the 2019 grants of performance share units were based on the probable outcome of the performance conditions at the time of grant, and were as follows: Ms. Wozniak — $1,874,993; Ms. Zawoyski — $83,338; Mr. Lammers — $499,992; Mr. Ruzynski — $299,991; and Ms. McMahan $550,009. The maximum values of the 2019 grants of performance share units at the time of grant assuming that the highest level of performance conditions are attained, are as follows: Ms. Wozniak — $5,624,979; Ms. Zawoyski — $250,013; Mr. Lammers — $1,499,976, Mr. Ruzynski $899,972; and Ms. McMahan $1,650,028. Restricted stock units are valued at market value on the date of grant and are expensed over the vesting period. The performance share units vest based on the satisfaction of a three-year service period and the achievement of certain performance metrics over that same period. Upon vesting, performance share unit holders receive dividends that accumulate during the vesting period. The fair value of these performance share units is determined based on the closing market price of our ordinary shares at the date of grant. Compensation expense is recognized over the period an employee is required to provide service based on the estimated vesting of the performance share units granted. The estimated vesting of the performance share units is based on the probability of achieving certain financial performance metrics during the three year vesting period. As previously disclosed, the unvested equity-based awards held by Ms. McMahan were modified in connection with her cessation of employment. No incremental fair value pursuant to ASC Topic 718 resulted from these modifications, so no value is shown in the table with respect to the modifications. The estimated intrinsic value of the unvested restricted stock units that were vested in full and the performance share units that remained eligible to be earned based on actual performance was $1,879,961 (estimated using target performance and the closing share price on November 1, 2019).

[4] The amounts in column (f) represent the aggregate grant date fair value, computed in accordance with ASC 718, of stock options granted during each year. We estimated the fair value of each stock option award on the date of grant in accordance with FASB ASC Topic 718 using a Black-Scholes option pricing model, modified for dividends and using the following weighted average assumptions: risk-free interest rate of 2.89%; expected dividend yield of 2.89%; expected share price volatility of 25.4%; and expected term of 6.1 years. These estimates require us to make assumptions based on historical results, observance of trends in our peer group's share

prices, changes in option exercise behavior, future expectations and other relevant factors. We based the expected life assumption on historical experience (including Pentair's historical experience for periods prior to the separation) as well as the terms and vesting periods of the options granted. For purposes of determining expected volatility, we considered a rolling average of historical volatility of our comparator group measured over a period approximately equal to the expected option term. The risk-free rate for periods that coincide with the expected life of the options is based on the U.S. Treasury Department yield curve in effect at the time of grant. As previously disclosed, the unvested equity-based awards held by Ms. McMahan were modified in connection with her cessation of employment. No incremental fair value pursuant to ASC Topic 718 resulted from these modifications, so no value is shown in the table with respect to the modifications. The estimated intrinsic value of the unvested stock options that remained eligible to vest was $46,784 (estimated using the closing share price on November 1, 2019).

[5] The amounts in column (g) with respect to 2019 reflect cash awards to the named individuals pursuant to awards under the MIP in 2019, which were determined by the Compensation Committee at its February 24, 2020 meeting and, to the extent not deferred by the executive, paid shortly thereafter.

[6] The amounts in column (h) reflect, for those Named Executive Officers who participated in our pension plans, the increase in the actuarial present value of the Named Executive Officer's accumulated benefits under such pension plans determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. We do not provide any above market or preferential earnings on amounts deferred under our non-qualified deferred compensation plans.

[7] The table below shows the components of column (i) for 2019, which include perquisites and other personal benefits; our contributions under the Sidekick Plan, the nVent RSIP and the Employee Stock Purchase Plan and severance and related benefits paid to Ms. McMahan under the McMahan Agreement:

	(a)	(b)	(c)	(d)	(e)
Name	Perquisites, Other Personal Benefits and Tax Reimbursements ($)[a]	Contributions under Defined Contribution Plans ($)[b]	Matches under the Employee Stock Purchase Plan ($)	Severances and Related ($)	Total All Other Compensation
Beth A. Wozniak	8,413	33,125	3,000	—	44,538
Sara E. Zawoyski	225	18,911	—	—	19,136
Jon D. Lammers	4,327	22,750	—	—	27,077
Aravind Padmanabhan	—	896	—	—	896
Joseph A. Ruzynski	4,138	14,000	1,200	—	19,339
Stacy P. McMahan	3,079	30,968	3,000	385,464	422,512

[a] The amounts shown in column (a) include payments to Ms. Wozniak ($2,642) and Mr. Ruzynski ($1,267) to make them whole for taxes on imputed income resulting from attendance at a sales incentive event at which they were accompanied by their spouses.

[b] The amount shown in column (b) for each individual reflects amounts contributed by us to the nVent RSIP and the Sidekick Plan during 2019. In the case of the Sidekick Plan, the amounts contributed by us during 2019 relate to salary deferrals in 2018.

[8] Because Ms. Zawoyski and Mr. Padmanabhan first became Named Executive Officers in 2019, the Summary Compensation Table includes only one year of their compensation. Because Mr. Lammers first became a Named Executive Officer in 2018, the Summary Compensation Table includes only two years of his compensation.

Grants of Plan-Based Awards in 2019

(a)	(b)	(c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			(j)	(k)	(l)	(m)
			(d)	(e)	(f)	(g)	(h)	(i)	All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[6]
Name	Grant Date	Compensation Committee Approval Date[1]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Beth A. Wozniak	01/02/2019	12/10/2018				41,648	83,296	249,888				1,874,993
	01/02/2019	12/10/2018							41,648			937,496
	01/02/2019	12/10/2018								201,888	22.51	936,760
			721,875	962,500	2,261,875							
Sara E. Zawoyski	03/01/2019	02/18/2019				1,501	3,001	9,003				83,338
	05/07/2018	05/07/2018							3,001			83,338
	05/07/2018	05/07/2018								14,546	27.77	83,331
			186,032	248,042	582,900							
Jon D. Lammers	01/02/2019	12/10/2018				11,106	22,212	66,636				499,992
	01/02/2019	12/10/2018							11,106			249,996
	01/02/2019	12/10/2018								53,837	22.51	249,804
			228,150	304,20	714,870							
Aravind Padmanabhan	12/31/2019	12/9/2019							29,320			750,005
			17,804	23,738	55,785							
Joseph A. Ruzynski	01/02/2019	12/10/2018				6,664	13,327	39,981				299,991
	01/02/2019	12/10/2018							6,664			150,007
	01/02/2019	12/10/2018								32,302	22.51	149,881
			195,000	260,000	611,000							
Stacy P. McMahan	01/02/2019	12/10/2018				12,217	24,434	73,302				550,009
	01/02/2019	12/10/2018							12,217			275,005
	01/02/2019	12/10/2018								59,222	22.51	274,781
			240,893	321,190	754,797							

[1] The Compensation Committee's practices for granting options, restricted stock units and performance share units, including the timing of all grants and approvals thereof, are described under "Compensation Discussion and Analysis — 2019 Long-Term Incentive Compensation."

[2] The amounts shown in column (d) to which no grant date applies reflect the total of the threshold payment levels for each element under our MIP. This amount is 75% of the target amounts shown in column (e). The amounts shown in column (f) are 235% of such target amounts for each Named Executive Officer. These amounts are based on the individual's current position and base salary as in effect on December 1, 2019.

[3] The amounts shown in column (g) as having been granted on January 2, 2019 (for Ms. Wozniak, Mr. Lammers, Mr. Ruzynski, and Ms. McMahan) and March 1, 2019 (for Ms. Zawoyski), reflect the total of the threshold payment levels for the performance share units granted in 2019 under the nVent Electric plc 2018 Omnibus Incentive Plan, which is 50% of the target amounts shown in column (h). The amounts shown in column (j) are 300% of such target amounts. Any amounts payable with respect to performance units would be paid in March 2022, based on cumulative performance for the period 2019 to 2021.

[4] The amounts shown in column (j) reflect the number of restricted stock units granted to each Named Executive Officer in 2019 under the nVent Electric plc 2018 Omnibus Incentive Plan.

[5] The amounts shown in column (k) reflect the number of options to purchase ordinary shares granted to each Named Executive Officer in 2019 under the nVent Electric plc 2018 Omnibus Incentive Plan.

[6] The amounts shown in column (m) reflect the grant date fair value of the awards of restricted stock units, performance share units and stock options computed in accordance with ASC 718.

Outstanding Equity Awards at December 31, 2019

	Stock Awards								
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)[1]	Option Expiration Date	Number of Shares of Stock or Units That Have Not Been Vested (#)[2]	Market Value of Shares of Stock or Units That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)[3]
Beth A. Wozniak						74,011	1,893,213		
								138,545	3,543,981
	65,191	—		18.25	9/15/2025				
	32,389	—		16.65	1/4/2026				
	17,482	8,741[5]		19.57	1/3/2027				
	46,262	92,525[6]		25.34	5/7/2028				
	—	201,888[7]		22.51	1/2/2029				
Sara E. Zawoyski						23,849	610,057		
								6,158	157,522
	9,125			11.76	6/15/2020				
	5,863			12.34	3/2/2021				
	5,762			13.05	3/1/2022				
	5,061			17.10	1/2/2023				
	2,774			27.12	3/3/2024				
	3,787			22.36	3/2/2025				
	7,305			16.61	3/1/2026				
	4,164	2,084[8]		20.22	3/1/2027				
	5,287	10,574[9]		25.34	5/7/2028				
	—	14,546[10]		27.77	3/1/2029				
Jon D. Lammers						25,756	658,838		
								34,051	871,025
	9,913	19,827[6]		25.34	8/7/2028				
	—	53,837[7]		22.51	1/2/2029				
Aravind Padmanabhan						29,320	750,006		
Joseph A. Ruzynski						11,054	282,767		
								21,220	542,808
	3,290	—		17.10	1/2/2023				
	2,774	—		27.12	3/3/2024				
	3,787	—		22.36	3/2/2025				
	4,329	—		16.61	3/1/2026				
	3,904	1,954[8]		20.22	3/1/2027				
	6,609	13,218[6]		25.34	5/7/2028				
	—	32,302[7]		22.51	1/2/2029				
Stacy P. McMahan						—	—		
								41,699	1,066,660
	14,457	28,914[6]		25.34	5/4/2028				
	—	59,220[7]		22.51	1/2/2029				

(1) The exercise price for all stock option grants is the fair market value of our ordinary shares on the date of grant.

[2] For the restricted stock unit award granted to Mr. Lammers on December 4, 2017, and Ms. Zawoyski on January 1, 2018, 100% of the award will vest on the fourth anniversary of the grant date. For the restricted stock unit awards granted in 2018, one-third of the award will vest on January 1 of each of the first three years after the grant date. For all other awards of restricted stock units, one-third of the award will vest on each of the first, second, and third anniversaries of the grant date. The grant dates of the restricted stock unit awards are as follows:

Name	Grant Date	Number of Unvested Restricted Stock Units
Beth A. Wozniak	1/3/2017	1,870
	1/3/2017[a]	12,077
	5/7/2018	18,416
	1/2/2019	41,648
Sara E. Zawoyski	3/1/2017	446
	3/1/2017[a]	1,430
	1/2/2018	16,867
	5/7/2018	2,105
	3/1/2019	3,001
Jon D. Lammers	12/4/2017	10,704
	5/7/2018	3,946
	1/2/2019	11,106
Aravind Padmanabhan	12/31/2019	29,320
Joseph A. Ruzynski	3/1/2017	418
	3/1/2017[a]	1,341
	5/7/2018	2,631
	1/2/2019	6,664

[a] The performance share units granted in 2017 were converted into restricted stock units as of the Separation from Pentair and vested in full on January 1, 2020.

[3] The amounts in these columns were calculated by multiplying the closing market price of our ordinary shares on the last trading day of our most recently completed fiscal year of $25.58 by the number of unvested restricted stock units or performance share units, as applicable.

[4] The number of performance share units shown in this column reflects the target performance level for the 2019 awards, in accordance with SEC regulations requiring that the number of units be based on achieving threshold performance goals or, if the previous fiscal year's performance has exceeded the threshold, the next higher performance measure (target or maximum) that exceeds the previous fiscal year's performance.

Name	Vesting Date	Number of Performance Share Units
Beth A. Wozniak	12/31/2020	55,249
	12/31/2021	83,296
Sara E. Zawoyski	12/31/2020	3,157
	12/31/2021	3,001
Jon D. Lammers	12/31/2020	11,839
	12/31/2021	22,212
Aravind Padmanabhan	—	—
Joseph A. Ruzynski	12/31/2020	7,893
	12/31/2021	13,327
Stacy P. McMahan	12/31/2020	17,265
	12/31/2021	24,434

[5] One-third of these options will vest on January 1 of years 2018, 2019, and 2020.

[6] One-third of these options will vest on January 1 of years 2019, 2020, and 2021.

[7] One-third of these options will vest on January 1 of years 2020, 2021, and 2022.

[8] One-third of these options will vest on March 1 of years 2018, 2019, and 2020.

[9] One-third of these options will vest on March 1 of years 2019, 2020, and 2021.

[10] One-third of these options will vest on March 1 of years 2020, 2021, and 2022.

In connection with the Separation, all restricted stock unit, stock option, and performance share unit awards granted before May 9, 2017 that were held by nVent employees were converted based on a "bifurcation" method into awards relating to both nVent shares and Pentair shares, and the exercise prices and number of shares subject to each award were adjusted so that the aggregate value of the two awards preserved the intrinsic value of the original Pentair award, as measured immediately before and immediately after the Separation. The preceding table includes only those awards that relate to nVent shares.

2019 Option Exercises and Stock Vested Table

The following table shows a summary of the stock options exercised by the Named Executive Officers in 2019 and the restricted stock or restricted stock units vested for the Named Executive Officers during 2019.

| Name | Option awards | | Stock awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Beth A. Wozniak	—	—	37,979	861,813
Sara E. Zawoyski	—	—	3,914	101,402
Jon D. Lammers	—	—	1,973	44,412
Aravind Padmanabhan	—	—	—	—
Joseph A. Ruzynski	—	—	3,880	94,369
Stacy P. McMahan	—	—	2,877	64,761

[1] Reflects the amount calculated by multiplying the number of options exercised by the difference between the market price of our ordinary shares on the exercise date and the exercise price of options.

[2] Reflects the amount calculated by multiplying the number of shares vested by the market price of our ordinary shares on the vesting date.

2019 Pension Benefits

Listed below are the number of years of credited service and present value of accumulated pension benefits as of December 31, 2019 under the nVent Management Company Supplemental Executive Retirement Plan ("SERP") for Ms. Wozniak, the only Named Executive Officer eligible for the SERP. The SERP is described in detail following the table below. The disclosed benefit for Ms. Wozniak is an actuarial estimate only and does not necessarily reflect the actual amounts that will be paid to Ms. Wozniak, which will only be known at the time that she becomes eligible for payment.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Beth A. Wozniak	SERP	4	1,362,686	—

[1] Includes years of credited service with Pentair prior to the Separation.

[2] SERP benefits are payable following retirement at age 55 or later in the form of an annuity. The actuarial present values above were calculated using the following methods and assumptions:

- SERP present values were based on the accrued benefit payable at age 65 and were calculated as of December 31, 2019.
- Present values for the SERP are based on a 180-month-certain only annuity.
- The present value of SERP benefits as of December 31, 2019 was calculated assuming a 3.14% interest rate.

The actual amount of pension benefits ultimately paid to Ms. Wozniak may vary based on a number of factors, including differences from the assumptions used to calculate the amounts.

The nVent Management Company Supplemental Executive Retirement and Restoration Plan

The SERP is an unfunded, nonqualified defined benefit pension plan. The only employees that are eligible to participate in the SERP are those who were participating in Pentair's Supplemental Executive Retirement Plan at the time of the Separation. Benefits under the SERP vest upon the completion of five years of benefit service (which is all service at Pentair and nVent following initial participation in Pentair's plan). As of the date of this Proxy Statement, Ms. Wozniak, the only Named Executive Officer eligible for the SERP, was not fully vested in her SERP benefit.

Benefits under the SERP are based upon the number of an employee's years of service following initial participation in Pentair's plan and the highest average earnings for a five calendar-year period (ending with retirement). Compensation covered by the SERP for Ms. Wozniak equals the amounts set forth in the "Salary" column under "Executive Compensation Tables-Summary Compensation Table" and 2019 incentive compensation paid under the MIP in March 2020 set forth in the "Non-Equity Incentive Plan Compensation" column under "Executive Compensation Tables-Summary Compensation Table."

Benefits under the SERP are calculated as:

- final average compensation as defined above; multiplied by
- benefit service percentage, which equals 15% multiplied by years of benefit service.

Nonqualified Deferred Compensation Table

The following table sets forth the contributions, earnings, distributions and 2019 year-end balances for each of the Named Executive Officers under our Sidekick Plan described under "Compensation Discussion and Analysis — Retirement and Other Benefits — Deferred Compensation." Contributions we make to the Sidekick Plan are intended to make up for contributions to our qualified retirement plan, including our matching contributions, for cash compensation above the maximum imposed by the Code, which was $280,000 in 2019. Because the Code does not permit contributions on amounts in excess of that limit under a tax-qualified plan, the Sidekick Plan is designed to permit matching contributions on compensation in excess of the maximum imposed by the Code. We make these matching contributions to the Sidekick Plan on amounts in excess of the maximum imposed by the Code, but below the $700,000 compensation limit contained in our Sidekick Plan (such contributions by a Named Executive Officer, "Covered Sidekick Compensation").

Name	Executive Contributions in 2019 ($)[1]	Registrant Contributions in 2019 ($)[2]	Aggregate Earnings/(Loss) in 2019 ($)[3]	Aggregate Withdrawals/ Distributions in 2019 ($)	Aggregate Balance at December 31, 2019 ($)[4]
Beth A. Wozniak	85,224	21,250	80,777	—	462,110
Sara E. Zawoyski	—	6,910	14,889	—	75,314
Jon D. Lammers	197,254	8,750	43,558	—	347,245
Aravind Padmanabhan	—	—	—	—	—
Joseph A. Ruzynski	51,624	—	57,075	—	356,104
Stacy P. McMahan	22,494	17,397	9,843	—	81,383

[1] Reflects the amount of cash or equity-based compensation each Named Executive Officer deferred in 2019 under the Sidekick Plan. The cash amounts were previously reported in the "Salary" or "Non-Equity Incentive Compensation" column of the Summary Compensation Table for 2019.

[2] Equals the total contributions we made in 2019 under the Sidekick Plan for each Named Executive Officer, which are included in the column labeled "All Other Compensation" above. For 2019, the total amount reflected matching contributions equal to one dollar for each dollar contributed up to 5% of Covered Sidekick Compensation; we normally make matching contributions one year in arrears.

[3] Reflects the amount of investment earnings realized by each Named Executive Officer on the investments chosen that are offered to participants in our Sidekick Plan, which are substantially the same as those offered in our RSIP Plan. Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for these plans. We do not guarantee or subsidize any investment earnings in either Plan.

[4] Amounts deferred under the Sidekick Plan that have also been reported in the Summary Compensation Table in prior years for each Named Executive Officer are: Ms. Wozniak — $274,859; Ms. Zawoyski — $0; Mr. Lammers — $97,683; Mr. Padmanabhan — $0; Mr. Ruzynski — $247,405; and Ms. McMahan — $31,648. To the extent the amounts in this column are less than the amounts reported in the Summary Compensation Table, the difference is due to losses, withdrawals or distributions.

Potential Payments Upon Termination or Change in Control

Except for items described below, we have no agreements, arrangements, or plans that entitle executive officers to severance, perquisites, or other enhanced benefits upon termination of their employment; any such payments or benefits would be at the discretion of the Compensation Committee.

Severance Plan

We maintain the Severance Plan under which our executives, including our Named Executive Officers, are eligible to receive severance benefits in the event of a qualifying termination of employment other than in connection with a change in control to the extent the terms and conditions of the Severance Plan are satisfied. A qualifying termination generally includes an involuntary termination for any reason other than cause, permanent disability or death. "Cause" for purposes of the Severance Plan is defined generally as a material violation of our policies; embezzlement from, or theft of property belonging to, us or one of our affiliates; willful failure to perform, or gross negligence in the performance of, or failure to perform, assigned duties; or other intentional misconduct that has, or has the potential to have, a material adverse effect on our business.

In the event of a qualifying termination of the employment of any of our Named Executive Officers and the satisfaction of the Severance Plan's terms and conditions, the severance benefits would be equal to the product of (1) a severance multiplier and (2) the sum of the Named Executive Officer's base salary and target annual bonus. The severance multiplier is two for our Chief Executive Officer and one and one-half for our other Named Executive Officers. The affected Named Executive Officer would also continue to be eligible to participate in our health plan at his or her active employee rate for a benefit continuation period of 24 months for our Chief Executive Officer and 18 months for our other Named Executive Officers. We may, in our discretion, pay for the cost of outplacement services for up to 12 months. As a condition for eligibility for the Severance Plan, participants must complete a participation agreement under which they agree to comply with customary restrictive covenants, in the case of our Named Executive Officers, for 24 months.

Change in Control Agreements

We have entered into agreements with certain key corporate executives and segment presidents, including all Named Executive Officers, that provide for contingent benefits upon a change in control. These agreements are intended to provide for continuity of management upon a completed or threatened change in control. The agreements provide that covered executive officers could be entitled to certain severance or other benefits following a change in control. If, following such a change in control, the executive officer is involuntarily terminated, other than for disability or for cause, or if such executive officer terminates his or her employment for conditions that constitute good reason, then the executive officer is entitled to certain severance payments. As previously disclosed, we have adopted a policy of not including automatic single trigger change in control vesting and excise tax gross-ups.

Under these agreements, "cause" means:

- engaging in intentional conduct that causes us demonstrable and serious financial injury;
- conviction of a felony; or
- continuing willful and unreasonable refusal by an officer to perform his or her duties or responsibilities.

Under these agreements, "good reason" means:

- a breach of the agreement by us;
- any reduction in an officer's base salary, percentage of base salary available as incentive compensation or bonus opportunity or benefits, or grant date fair value of annual equity-based awards;
- an officer's removal from, or any failure to reelect or reappoint him or her to serve in, any of the positions held with us on the date of the change in control or any other positions to which he or she is thereafter elected, appointed or assigned, except in the event that such removal or failure to reelect or reappoint relates to our termination of an officer's employment for cause or by reason of disability;

- a good faith determination by an officer that there has been a material adverse change in his or her working conditions or status relative to the most favorable working conditions or status in effect during the 180-day period prior to the change in control, or, to the extent more favorable to him or her, those in effect at any time while employed after the change in control, including a significant change in the nature or scope of his or her authority, powers, functions, duties or responsibilities or a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements, but in each case excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that we remedy within 10 days after receipt of written notice;

- relocation of an officer's principal place of employment to a location more than 50 miles from his or her principal place of employment on the date 180 days prior to the change in control;

- imposition of a requirement that an officer travel on business 20% in excess of the average number of days per month he or she was required to travel during the 180-day period prior to the change in control; or

- our failure to cause a successor to assume an officer's agreement.

Under these agreements, a "change in control" is deemed to have occurred if:

- any person is or becomes the beneficial owner of securities representing 30% or more of our outstanding ordinary shares or combined voting power;

- a majority of the Board changes in a manner that has not been approved by at least two-thirds of the incumbent directors or successor directors nominated by at least two-thirds of the incumbent directors;

- we consummate a merger, consolidation or share exchange with any other entity (or the issuance of voting securities in connection with a merger, consolidation or share exchange) which our shareholders have approved and in which our shareholders control less than 50% of combined voting power after the merger, consolidation or share exchange; or

- we consummate a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets which our shareholders have approved.

The benefits under the change in control agreements that could be triggered by a covered termination (which includes termination of the executive by us other than for death, disability or cause or by the executive for good reason) in connection with such a change in control include:

- severance payable upon termination in an amount equal to 200% of annual base salary plus the greatest of the executive's target bonus for the year of termination, the actual bonus paid with respect to the year prior to the change in control, or the actual bonus paid in the year prior to the change in control;

- replacement coverage for Company-provided group medical, dental and life insurance policies for up to two years;

- the cost of an executive search agency not to exceed 10% of the executive's annual base salary;

- for Ms. Wozniak only, the accelerated accrual and vesting of benefits under the SERP and up to three additional years of service can be credited, up to a maximum of seven years of service;

- up to $15,000 in fees and expenses of consultants and legal or accounting advisors; and

- all equity-based and cash incentive awards granted prior to the change in control will be subject to the terms of the incentive plan under which they were granted (including accelerated vesting, if provided for in the applicable plan), and all equity-based and cash incentive awards granted on or after the change in control will vest or be earned in full upon such termination.

In the case of each Named Executive Officer, the agreement also requires the executive to devote his or her best efforts to us or our successor during the two-year period following the change in control, to maintain the confidentiality of our information during and following employment and to refrain from competitive activities for a period of one year following termination of employment with us or our successor.

Change in Control and Termination Provisions of the Omnibus Incentive Plan

Change in Control Provisions

The nVent Electric plc 2018 Omnibus Incentive Plan (the "Omnibus Plan") provides that, upon a change in control:

- all outstanding options, restricted stock and restricted stock units that are not performance awards are immediately vested;
- all outstanding performance awards (other than annual incentive awards) are paid in full based on performance at the better of target or trend; and
- all outstanding annual incentive awards are paid based on full satisfaction of the performance goals.

Termination Provisions

- *Retirement.* If a Board-appointed corporate officer, including any of the Named Executive Officers, terminates employment in a retirement with at least 10 years of service, the Omnibus Plan provides as follows:

  - If the retirement is prior to age 60: unvested options vest pro-rata; restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) vest pro rata; and performance awards are paid on a pro rata basis based on target performance; or

  - If the retirement is after age 60: options continue to vest and remain outstanding until the earlier of the option's expiration date and the fifth anniversary of the date of retirement; restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) vest in full; and performance awards are paid in full based on actual performance.

- *Death or Disability.* If any of the Named Executive Officers terminates employment as a result of death or disability, the Omnibus Plan provides that options, restricted stock and restricted stock units are immediately vested; and performance awards are paid in full based on actual performance.

- *Termination Without Cause or for Good Reason.* If any of the Named Executive Officers terminates employment in an involuntary termination for a reason other than cause, death or disability, or in a voluntarily termination for good reason, then the employee's outstanding awards under the Omnibus Plan will be eligible for continued or accelerated vesting, as described below. A termination of employment under these circumstances is referred to in the Omnibus Plan as a "Covered Termination." For a Named Executive Officer's termination to be considered a Covered Termination, the officer must execute a general release in a form and manner determined by us. Upon a Covered Termination, the Omnibus Plan provides that awards held by a Board-appointed corporate officer, including such a Named Executive Officer, will be treated as follows:

  - Stock options will remain outstanding, and will continue to vest in accordance with their terms as if the officer had remained in employment, until the earlier of the expiration date of the stock option and the fifth anniversary of the covered termination.

  - Restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) will vest in full.

  - Performance awards, including performance share units, will be paid following the end of the performance period based on achievement of the performance goals established for the awards as if the employee had not experienced a covered termination.

Under the Omnibus Plan, the term "cause" means an act or omission by the officer as is determined by the Plan administrator to constitute cause for termination, including but not limited to any of the following:

- a material violation of any company policy;
- embezzlement from, or theft of property belonging to, us or any of our affiliates;
- willful failure to perform, or gross negligence in the performance of, or failure to perform, assigned duties; or
- other intentional misconduct, whether related to employment or otherwise, which has, or has the potential to have, a material adverse effect on our business.

Under the Omnibus Plan, the term "good reason" means:

- any material breach by us of the terms of any employment agreement;
- any reduction in base salary or percentage of base salary available as incentive compensation or bonus opportunity;
- a good faith determination by the officer that there has been a material adverse change in the officer's working conditions or status; or
- a relocation of the principal place of employment to a location more than 50 miles.

For an event to constitute good reason, we must receive written notice and an opportunity to cure.

Benefits pursuant to these incentive plans are generally applicable to all other participants who meet the requisite criteria as well as to the Named Executive Officers.

Quantification of Compensation Payable upon a Change in Control or Termination of Employment

The amounts each Named Executive Officer would receive upon a termination as a result of a Covered Termination, a qualifying retirement with 10 years of service, death or disability, in each case in the absence of a change in control, is shown below. As required by the Securities and Exchange Commission rules, the amounts shown assume that such termination was effective as of December 31, 2019, and thus are estimates of the amounts that would actually be received. The actual amounts to be received can only be determined in connection with the termination event.

	Severance[1] ($)	Medical Continuation[1] ($)	Outplacement[1] ($)	Stock Option Vesting[2] ($)	Restricted Stock Unit Vesting[2] ($)	Performance Share Unit Vesting[2][3] ($)	Total – Involuntary Termination Without Cause ($)	Total – Retirement, Death, Disability ($)
Beth A. Wozniak	3,675,000	24,984	50,000	694,536	1,893,201	3,543,981	9,881,702	6,131,718
Sara E. Zawoyski	1,069,563	26,748	46,500	13,708	610,034	157,522	1,924,075	781,264
Jon D. Lammers	1,158,300	26,298	46,800	170,038	658,838	871,025	2,931,299	1,699,901
Aravind Padmanabhan	680,607	24,948	43,000	—	750,006	—	1,498,561	750,006
Joseph A. Ruzynski	990,000	26,298	40,000	112,813	282,767	542,808	1,994,686	938,388

[1] These benefits are only payable upon an involuntary termination without cause, and would not be paid as a result of a termination due to death, disability or retirement.

[2] None of the restricted stock units, performance share units or options would vest upon a retirement prior to 10 years of service and only a pro rata portion of the restricted stock units, performance share units and options would vest upon a retirement with 10 years of service prior to age 60.

[3] The amount shown assumes target performance. The actual amounts paid is determined on the basis of actual performance through the end of the applicable performance period.

In connection with Ms. McMahan's cessation of employment on November 1, 2019, she became entitled to receive separation payments of $1,345,313 and continued contributions of cost-share in the amount of $1,506 per month towards Ms. McMahan's COBRA premiums for the first 18 months following the Separation Date. Ms. McMahan also received a prorated annual cash incentive for 2019 in the amount of $251,831 and outplacement services in an amount up to $10,000. Ms. McMahan's unvested equity awards were treated as follows: restricted stock units were fully and immediately vested effective as of the Separation Date; performance share units remained eligible for vesting following the end of the applicable performance period based upon our actual performance and actual achievement of performance goals; and stock options remained outstanding and continue to vest according to the award's original vesting schedule and will be exercisable until the earlier of the expiration date of the award or the five year anniversary of the Separation Date. The estimated intrinsic value of the unvested equity awards, based on our share price on November 1, 2019, was $1,926,744. In exchange for these benefits, Ms. McMahan released NMC and all of its affiliated entities and persons from all claims arising out of her employment or separation of employment and agreed to customary restrictive covenants.

The table below shows the amount of compensation payable to each Named Executive Officer upon (1) a change in control without a termination of employment or (2) a change in control followed by a termination of employment (a) by us, other than for death, disability or cause or (b) by the executive for good reason. The amounts shown assume that such termination was effective as of December 31, 2019. The actual amounts to be paid out can only be determined in connection with a change in control or termination following a change in control.

	Cash Termination Payment[1] ($)	Stock Option Vesting[2] ($)	Restricted Stock Unit Vesting[2] ($)	Performance Share Unit Vesting[2] ($)	SERP & Related Pension[1] ($)	Annual Incentive Award[2] ($)	Outplacement ($)[1]	Legal & Accounting Advisors[1] ($)	Medical, Dental, Life Insurance[1] ($)	Total: Change in Control[3] ($)	Total: Change in Control Followed by Termination[3] ($)
Beth A. Wozniak	3,675,000	694,536	1,893,201	3,543,981	1,734,935	962,500	50,000	15,000	37,251	7,094,218	12,606,404
Sara E. Zawoyski	1,426,084	13,708	610,034	157,522	—	248,042	46,500	15,000	50,719	1,029,306	2,567,609
Jon D. Lammers	1,579,500	170,038	658,838	871,025	—	304,200	46,800	15,000	52,794	2,004,101	3,698,195
Aravind Padmanabhan	907,476	—	750,006	—	—	23,738	43,000	15,000	50,537	773,744	1,789,757
Joseph A. Ruzynski	1,320,000	112,813	282,767	542,808	—	260,000	40,000	15,000	52,257	1,198,388	2,625,645

[1] These benefits are payable only upon a termination of the executive officer's employment by us other than for death, disability or cause, or by the executive for good reason, in either case within two years after a change in control.

[2] These benefits are payable solely upon a change in control under our 2018 Omnibus Incentive Plan. The amount shown under Performance Share Unit Vesting and Annual Incentive Award assumes target performance, and the amount shown under Performance Share Unit Vesting includes the balance of any dividend equivalent units (rounded down to the nearest whole share).

[3] Each Named Executive Officer's change in control agreement provides that, if excise taxes would otherwise be imposed in connection with payments received upon a change in control, then the amount of such payments will either be cut back to a level below the level that would trigger the imposition of the excise taxes, or be paid in full and subject to the excise taxes, whichever results in the better after-tax result to the executive officer.

The amounts in the two tables above assume, to the extent applicable, that:

- our ordinary shares were valued at $25.58, the closing market price for our ordinary shares on the last trading day of 2019;
- outplacement services fees are $50,000 or 10% of annual base salary, whichever is less;
- legal and accounting advisor fees are the maximum possible under the change in control agreements for each executive officer; and
- medical, dental and life insurance coverage will continue until two years after a change in control, in each case at the current cost per year for each executive.

Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the median annual total compensation of our employees and the annual total compensation of our Chief Executive Officer.

For the year ended December 31, 2019:

- The median of the annual total compensation of all employees of our company (other than our Chief Executive Officer) was reasonably estimated to be $49,796; and
- The annual total compensation of our Chief Executive Officer was $5,999,443.

Based on this information, the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all other employees is estimated to be 120 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

To identify our median employee, we began by considering each of the 8,746 individuals employed by us worldwide on November 1, 2019, excluding, as permitted by Item 402(u) of Regulation S-K, approximately 960 employees of Eldon Holding AB, which we acquired in September 2019. We then calculated the target cash compensation (which we define as base salary or wages plus target cash bonus) for the included individuals for 2019 to identify our median employee. To calculate the target cash compensation for any employee that we paid in currency other than U.S. Dollars, we applied the applicable foreign exchange rate in effect on November 1, 2019 to convert such foreign employee's target cash compensation into U.S. Dollars. Once we identified our median employee, we added together all of the elements of such employee's compensation for 2019 in the same way that we calculate the annual total compensation of our Named Executive Officers in the Summary Compensation Table.

Risk Considerations in Compensation Decisions

The Compensation Committee believes that paying for performance is an important part of its compensation philosophy, but recognizes the risk that incentivizing specific measures of performance may pose to the performance of our company as a whole if personnel were to act in ways designed primarily to maximize their compensation. Therefore, the Committee conducts an annual assessment of potential risks arising from its compensation programs and policies applicable to all employees. In its December 2019 assessment, the Committee noted the following considerations, among others:

- the oversight of the Committee and management, including the ability to recapture compensation earned due to financial misstatements or misconduct under our clawback policy
- the balance of our fixed and variable pay, cash and equity, short- and long-term incentives, and corporate, segment and individual performance goals
- the balance in our compensation programs between the achievement of short-term objectives and longer-term value creation
- our use of multiple performance measures under our incentive compensation programs, and performance curves that require achievement of a minimum level of performance before receiving any incentive payout
- capped payouts under our incentive programs
- our stock ownership guidelines promote the alignment of officer and shareholder interest and encourage behaviors that have a positive influence on stock price appreciation and total shareholder return

Based on its assessment, the Committee concluded that the risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on our company. The Committee will continue to assess our compensation programs to align employee interests with those of long-term shareholder interests.

Proposal 3	Approve an Amendment to the nVent Electric plc 2018 Omnibus Incentive Plan

✅ The Board recommends a vote **FOR** the approval of an amendment to the nVent Electric plc 2018 Omnibus Incentive Plan to increase the number of shares available for grant

The following information relates to the recommendation of our Board that the shareholders of the Company approve an amendment to the nVent Electric plc 2018 Omnibus Incentive Plan (the "Omnibus Plan") to increase the authorized number of ordinary shares by 12,000,000, bringing the total number of shares reserved for grant since the adoption of the Omnibus Plan to 18,500,000 (the "Plan Amendment"). If the Plan Amendment is approved, and assuming performance share units are counted at "maximum," we will have 12,708,598 shares available for future grants under the Omnibus Plan (based on the 708,598 shares remaining available for future grants under the Omnibus Plan as of March 3, 2020). The Omnibus Plan represents the sole equity plan of the Company and it has previously received shareholder approval. The Company maintains no equity plans that have not received shareholder approval.

We are seeking shareholder approval of the Plan Amendment so that we may continue granting awards under the Omnibus Plan to provide additional incentives to selected executives, key employees, non-employee directors and consultants, strengthen commitment, motivate the diligent performance of responsibilities and attract and retain competent and dedicated persons whose efforts should result in our long-term growth and profitability. If the Plan Amendment is not approved, then the Omnibus Plan will remain in effect in accordance with its terms. However, there will be insufficient shares available under the Omnibus Plan to make annual or retention awards to executives, key employees and non-employee directors or to provide grants to new hires in the coming years as we had only 708,598 shares remaining as of March 3, 2020. In this event, the Compensation Committee would be required to modify its compensation philosophy and devise other programs to attract, retain and compensate its executives, key employees and non-employee directors.

The Omnibus Plan was originally adopted by the Board and received shareholder approval prior to the Separation and became effective on April 30, 2018, the date of the Separation. If our shareholders approve the Plan Amendment, we plan to register the additional 12,000,000 shares reserved under the Omnibus Plan on a Registration Statement on Form S-8.

The Plan Amendment also includes the following additional updates to the Omnibus Plan, which demonstrate our commitment to sound corporate governance practices:

• The addition of an annual per participant limit of $750,000 on the value of awards that may be granted under the Omnibus Plan (together with any other compensation paid) to any non-employee director; and

• A minimum vesting period of one year from the date of grant on awards that may be settled in shares, subject to an exception for awards relating to up to 5% of the total share reserve.

The Plan Amendment also maintains the following features, which we believe are consistent with sound corporate governance practices:

• not excessively dilutive;

• no "recycling" of shares withheld to pay the exercise price of stock options or to satisfy tax obligations;

• no dividends on unvested awards;

• no automatic share replenishment or "evergreen" provision;

• no discounted or reload stock options, or stock option repricing;

• a definition of change in control that would represent an actual change in control of the Company; and

• no tax gross-ups or company loans.

Equity Compensation Plan Information

The following table sets forth information regarding all of the Company's outstanding equity awards as of March 3, 2020, assuming performance share units are counted at "maximum".

These figures represent an update to those provided in our Annual Report on Form 10-K for the year ended December 31, 2019 and the "Securities Authorized for Issuance Under Equity Compensation Plans" table in this proxy statement, primarily to reflect (1) 2020 grants of annual equity awards to eligible plan participants, including our executives, and (2) the vesting of certain outstanding equity awards.

Shares currently available for future awards[1]	708,598
Options outstanding (without dividend equivalents)[2]	3,176,963
Options outstanding (with dividend equivalents)[2]	0
Shares of restricted stock units outstanding	764,317
Performance share units outstanding (at maximum)	2,425,068
Weighted average exercise price of outstanding options	$25.40
Weighted average remaining term of outstanding options	9.04 years
Total common shares outstanding	169,951,033

[1] Excludes 175,306 shares available for future awards as a result of forfeitures of awards that were issued in the Separation in accordance with the terms of the Employee Matters Agreement with Pentair in substitution of an award that was granted under an equity incentive plan of Pentair.

[2] We do not grant dividends or dividend equivalents on Options and SARs

Dilution and Historical Share Usage

Dilution

In evaluating whether to amend the Omnibus Plan and determining the number of additional shares to request for approval, the Board evaluated the dilution and existing terms of our outstanding equity awards and the impact on dilution of the additional shares. As of March 3, 2020, 708,598 shares remained available for future grants under the Omnibus Plan, which represented approximately 0.4% of our 177,025,979 fully-diluted shares on that date. As of March 3, 2020, the following equity awards were outstanding: 3,176,963 stock options, 764,317 restricted stock units and 2,425,068 performance share unit awards (at maximum). The shares subject to these awards represented approximately 3.6% of our fully-diluted shares on March 3, 2020.

If the Plan Amendment is approved, an additional 12,000,000 shares will be available for future grants, which would have the effect of increasing our total dilution from 4% to 10%, as measured on a fully-diluted basis.

The Board believes that this potential equity dilution under the Omnibus Plan if the Plan Amendment is approved constitutes reasonable potential equity dilution. The closing trading price of each ordinary share as of March 20, 2020 was $14.27.

Summary of the nVent Electric plc 2018 Omnibus Incentive Plan

The Omnibus Plan authorizes the grant of stock options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, deferred stock rights, annual incentive awards, dividend equivalent units, and other equity-based awards to our and our affiliates' eligible employees, consultants and directors.

The following is a brief description of the principal features of the Omnibus Plan. This summary is subject to, and qualified in its entirety by reference to, the Omnibus Plan, a copy of which that incorporates the Plan Amendment is attached as Appendix B to this proxy statement.

Purpose

The purposes of the Omnibus Plan are to:

- promote the growth and success of the Company by linking a significant portion of participant compensation to the increase in value of our shares;
- attract and retain top quality, experienced executives and key employees by offering a competitive incentive compensation program;
- reward innovation and outstanding performance as important contributing factors to the Company's growth and progress;
- align the interests of executives, key employees, directors and consultants with those of our shareholders by reinforcing the relationship between participant rewards and shareholder gains obtained through the achievement by Omnibus Plan participants of short-term objectives and long-term goals; and
- encourage executives, key employees, directors and consultants to obtain and maintain an equity interest in the Company.

In addition, the Omnibus Plan permitted the issuance of Substitute Awards for awards relating to ordinary shares of Pentair immediately prior to the Separation, in accordance with the terms of the Employee Matters Agreement into which Pentair and the Company entered in connection with the Separation.

Administration of the Omnibus Plan

The Compensation Committee administers the Omnibus Plan with respect to participants other than non-employee directors. The non-employee directors of the Board (or a committee of non-employee directors appointed by the Board) administers the Omnibus Plan with respect to non-employee director participants. We refer to the Compensation Committee with respect to employee and consultant participants and the non-employee members of the board with respect to non-employee director participants as the "Administrator." Subject to the express provisions of the Omnibus Plan, the Administrator has full discretionary authority to:

- interpret the provisions of the Omnibus Plan and any award agreement issued under the Omnibus Plan;
- make, change and rescind rules and regulations relating to the Omnibus Plan;
- correct any defect, supply any omission or reconcile any inconsistency in the Omnibus Plan, any award or any award agreement; and
- make all other determinations necessary or advisable for the administration of the Omnibus Plan.

The determinations the Administrator makes or takes under the provisions of the Omnibus Plan are final and binding. Our Board may delegate some or all of its authority under the Omnibus Plan to a committee or to one or more officers of the Company, and the Compensation Committee may delegate some or all of its authority under the Omnibus Plan to a sub-committee or one or more of our officers. Delegation is not permitted, however, with respect to share-based awards made to individuals subject to Section 16 of the Securities Exchange Act of 1934, as amended, unless the delegation is to a committee of the Board that consists only of outside directors.

Eligibility and Participation

The Administrator may grant awards under the Omnibus Plan to:

- any key managerial, administrative or professional employee of ours or our affiliates;
- consultants who provide services to us or our affiliates other than as an employee or director; or
- a director, including a non-employee director;

Shares Subject to the Omnibus Plan

The Omnibus Plan prior to the Plan Amendment provides that we may issue up to 6,500,000 of our ordinary shares with respect to awards granted under the Omnibus Plan, all of which may be issued on the exercise of incentive stock options, in each case subject to adjustment in the event of specified adjustments in our capitalization. See "Adjustments in Capitalization." If the Plan Amendment is approved, then the total reserve under the Omnibus Plan will be increased to 18,500,000 ordinary shares. The number of shares reserved under the Omnibus Plan is depleted by the maximum number of shares to which the award relates. Notwithstanding the foregoing, in no event shall any Substitute Award or an award that is valued in relation to a share but that may only be settled in cash deplete the shares reserved under the Omnibus Plan.

To the extent (1) an award granted under the Omnibus Plan expires, is canceled or terminates without the issuance of shares under the award (whether due currently or on a deferred basis), (2) an award is settled in cash in lieu of shares, (3) it is determined during or at the conclusion of the term of an award that all or some portion of the shares with respect to which the award was granted will not be issuable on the basis that the conditions for such issuance will not be satisfied, (4) shares are forfeited under an award or (5) shares are issued under any award and we subsequently reacquire them pursuant to rights reserved upon the issuance of the shares, then those shares will be credited to the Omnibus Plan's reserve in the same number as they depleted the reserve and may be used for new awards under the Omnibus Plan. Shares recredited to the Omnibus Plan's reserve pursuant to clause (5) in the preceding sentence, however, may not be issued pursuant to incentive stock options. Notwithstanding the foregoing, in no event will the following shares be recredited to the Omnibus Plan's reserve: (1) shares purchased by the Company using proceeds from option exercises; (2) shares tendered or withheld in payment of the exercise price of an option or as a result of the net settlement in shares of an outstanding stock appreciation right; or (3) shares tendered or withheld to satisfy federal, state or local tax withholding obligations.

Limits on Awards

If the Plan Amendment is approved, then the Omnibus Plan will include an annual per participant limit of $750,000 on the value of awards that may be granted under the Omnibus Plan (together with any other compensation paid) to any non-employee director.

Adjustments in Capitalization

If (1) we are at any time involved in a merger or other transaction in which our ordinary shares are changed or exchanged, (2) we subdivide or combine our ordinary shares or declare a dividend payable in our ordinary shares, other securities or other property, (3) we effect a cash dividend, the amount of which, on a per-share basis, exceeds ten percent of the fair market value of a share at the time the dividend is declared, or we effect any other dividend or other distribution on our ordinary shares in the form of cash, or a repurchase of shares, that our Board determines is special or extraordinary in nature or that is in connection with a transaction that we characterize publicly as a recapitalization or reorganization involving our ordinary shares, or (4) any other event occurs, which, in the judgment of our Board or the Compensation Committee necessitates an adjustment to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the Omnibus Plan, then the Administrator will, in a manner it deems equitable to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the Omnibus Plan and subject to certain provisions of the Code, adjust as applicable:

- the number and type of shares subject to the Omnibus Plan and which may, after the event, be made the subject of awards;
- the number and type of shares subject to outstanding awards;
- the grant, purchase or exercise price with respect to any award; and
- the performance goals of an award.

In any such case, the Administrator may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award. The Administrator may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, and without affecting the number of shares otherwise reserved or available under the Omnibus Plan, authorize the issuance or assumption of awards upon terms it deems appropriate. The number of shares subject to any award payable or denominated in shares must always be a whole number, and any fractional share resulting from an adjustment such as those described above will be rounded down to the nearest whole share. Previously granted stock options or stock appreciation rights are subject only to such adjustments as are necessary to maintain their relative proportionate interest and to preserve, without exceeding, the value of such stock options or stock appreciation rights.

Minimum Vesting Period

If the Plan Amendment is approved, then all awards granted under the Omnibus Plan that may be settled in shares will be required to have a minimum vesting period of one year from the date of grant, except that the minimum vesting period will not apply to awards with respect to up to 5% of the share reserve. For purposes of awards granted to non-employee directors, "one year" may mean the period of time from one annual shareholders meeting to the next annual shareholders meeting as long as the period is not less than 50 weeks.

The Administrator will retain the ability to accelerate the vesting of an award or deem an award to be earned, in whole or in part, in the event of (1) a participant's death, disability, retirement, or termination without cause, (2) as provided in under the Omnibus Plan's terms concerning termination of employment, (3) as provided in the Omnibus Plan's terms concerning a change of control or (4) upon any other event as determined by the Administrator in its sole and absolute discretion.

Stock Options

Grant. Subject to the terms of the Omnibus Plan, the Administrator determines all terms and conditions of any stock options that it grants, including the number of options granted, whether an option is to be an incentive stock option or non-qualified stock option, and the date of grant, which may not be prior to the date of the Administrator's approval of the grant.

Option Price. The Administrator determines the exercise price per share, which may not be less than the fair market value of a common share on the date the Administrator grants the stock option. The Administrator determines the fair market value of a share on any date using the methods or procedures set forth in the Omnibus Plan.

Exercise Terms. The Administrator determines the terms and conditions of exercise of each stock option.

Term. The Administrator determines the term of each stock option, except that an option must terminate no later than ten years after the grant date.

Payment Terms. The stock option exercise price, applicable withholding taxes due upon exercise or both may, subject to the terms and conditions of the award, be payable in cash or its equivalent, by tendering shares of previously acquired ordinary shares having a fair market value at the time of exercise equal to the exercise price, by the use of a broker-assisted cashless exercise procedure, by any "net exercise" or similar procedure that the Administrator establishes under the Omnibus Plan, or by a combination of the foregoing methods.

Special Provisions Applicable to Incentive Stock Options. If an option is an incentive stock option, the following additional provisions apply: (1) if the incentive stock option is granted to an eligible employee who owns more than ten percent of the total combined voting power of all classes of stock then issued by us or a subsidiary, the option must have an exercise price at least equal to 110% of the fair market value of our ordinary shares on the date of grant and must terminate no later than five years after the date of grant and (2) if the aggregate fair market value of the shares subject to the portion of the option that becomes exercisable during a calendar year exceeds $100,000, then the option will be treated as a nonqualified stock option to the extent the $100,000 limitation is exceeded.

Stock Appreciation Rights

Grant. Subject to the terms of the Omnibus Plan, the Administrator determines all terms and conditions of stock appreciation rights that it grants. A stock appreciation right is the right of a participant to receive cash, and/or ordinary shares with a fair market value, in an amount equal to the appreciation of the fair market value of a share during a specified period of time. The Administrator determines whether a stock appreciation right is granted independently of a stock option or relates to a stock option; the number of shares to which the stock appreciation right relates; and the date of grant, which will not be prior to the date of the Administrator's approval of the grant.

Grant Price. The Administrator determines the grant price per share of any stock appreciation right, provided that the grant price may not be less than the fair market value of the ordinary shares subject to the stock appreciation right on the date of grant. The Administrator determines the fair market value of a share on any date using the methods or procedures set forth in the Omnibus Plan.

Exercise and Settlement Terms. The Administrator determines the terms and conditions of exercise or maturity of each stock appreciation right. The Administrator determines whether the stock appreciation right will be settled in cash, ordinary shares, or a combination of cash and ordinary shares.

Term. The Administrator determines the term of each stock appreciation right, provided that the stock appreciation right must terminate no later than ten years after the grant date.

Performance Units and Stock Awards

Grant. Subject to the terms of the Omnibus Plan, the Administrator determines all terms and conditions of any shares of restricted stock, restricted stock units, deferred stock rights, performance shares or performance units that it grants. Restricted stock means shares that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. Restricted stock unit means the right to receive a payment equal to the fair market value of one share. Deferred stock right means the right to receive shares or shares of restricted stock at some future time. Performance share means the right to receive shares, including restricted stock, to the extent performance goals are achieved. Performance unit means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares, to the extent performance goals are achieved.

The Administrator determines the number of shares and/or units to which such award relates; whether performance goals need to be achieved for the participant to realize any portion of the benefit provided under the award; the period of restriction with respect to restricted stock or restricted stock units and the period of deferral for deferred stock rights; the performance period for performance awards, which must be at least one year for share-based awards; with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares; and, with respect to performance units, whether the awards will settle in cash, in shares, or in a combination of the two.

Restrictions. During the time restricted stock is subject to a restriction period, the participant will have all of the rights of a shareholder, including the right to vote the shares of restricted stock and, unless the Administrator otherwise provides, the right to receive dividends paid on the shares of restricted stock. However, these dividends will either, at the discretion of the Committee, (i) be automatically reinvested as additional shares of restricted stock that shall be subject to the same terms and conditions, including the restriction period, as the original grant of restricted stock, or (ii) be paid out in cash at the same time and to the same extent that the underlying shares of restricted stock vest.

Lapse of Restrictions. Except as otherwise provided in the Omnibus Plan, at such time as all restrictions applicable to an award of restricted stock, deferred stock rights or restricted stock units are met and the restriction period expires, ownership of the stock subject to such restrictions will be transferred to the participant free of all restrictions except those that may be imposed by applicable law; provided that if restricted stock units are paid in cash, said payment will be made to the participant after all applicable restrictions lapse and the restriction period expires.

Annual Incentive Awards

An annual incentive award is the right to receive a cash payment to the extent performance goals are achieved or other requirements are met or as otherwise provided in the Omnibus Plan. Subject to the terms of the Omnibus Plan, the Administrator will determine all terms and conditions of any annual incentive award that it grants, including but not limited to the performance goals, performance period, the potential amount payable, and the timing and conditions for the receipt of payment. Nothing in the Omnibus Plan precludes the Company from granting a cash inventive payment outside of the terms of the Omnibus Plan.

Dividend Equivalent Units

Grant. Subject to the terms of the Omnibus Plan, the Administrator may grant, and will determine all terms and conditions of, dividend equivalent units. A dividend equivalent unit is the right to receive a payment, in cash or shares, equal to the cash dividends or other distributions paid with respect to a share.

Payment and Settlement. The Administrator determines whether any dividend equivalent unit will be settled in cash or shares, provided that dividend equivalent units may be granted only in tandem with a "full value" award. Additionally, dividend equivalent units must be paid at the same time and to the same extent as payment is made with respect to the underlying award to which they relate.

Other Awards

Grant. Subject to the terms of the Omnibus Plan, the Administrator may grant other types of awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares, either alone or in addition to or in conjunction with other awards under the Omnibus Plan, and payable in shares or cash. The awards may include unrestricted ordinary shares, which may be awarded, without limitation, as a bonus, in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or upon the attainment of performance goals or otherwise, or rights to acquire shares from us.

Terms. The Administrator determines all terms and conditions of stock-based awards, including the time or times at which the award will be made and the number of shares to be granted pursuant to the award or to which the award will relate, except that any award that provides for purchase rights may not have a purchase price of less than the fair market value of our ordinary shares on the date of the award, and any award which provides for dividend equivalent units must comply with the terms applicable to dividend equivalent units set forth in the Omnibus Plan.

Change of Control

Except to the extent an applicable employment, retention, change of control, severance or similar agreement provides more favorable treatment to a participant, and unless the Administrator or an award agreement provides otherwise, in the event of a change of control of the Company:

- each stock option or stock appreciation right that is then held by a participant who is employed by or in the service of us or one of our affiliates will become fully vested, and, unless otherwise determined by the board of directors or the Compensation Committee, all stock options and stock appreciation rights will be cancelled in exchange for a cash payment equal to the excess of the change of control price (as determined by the Administrator) of the shares covered by the stock option or stock appreciation right over the purchase or grant price of the shares under the award;
- restricted stock, restricted stock units and deferred stock rights (that are not performance awards) that are not vested will vest;
- all performance awards that are earned but not yet paid will be paid;
- all performance awards (other than annual incentive awards) for which the performance period has not expired will be cancelled in exchange for a cash payment equal to the amount that would have been due under the awards if the performance goals measured at the time of the change of control were to continue to be achieved at the same rate through the end of the performance period, or if higher, assuming the target performance goals (at 100% of the target) had been met at the time of the change of control;

- all annual incentive awards for which the performance period has not expired will be cancelled in exchange for a cash payment equal to the amount that would have been due under the awards, determined by using the participant's annual base salary rate as in effect immediately before the change of control and by assuming the performance goals for the period have been fully achieved;

- all dividend equivalent units that are not vested will vest (to the same extent as the award granted in tandem with the dividend equivalent unit, if applicable) and be paid in cash; and

- all other awards that are not vested will vest and if an amount is payable under the vested award, then this amount will be paid in cash based on the value of the award.

Effect of Termination on Awards

Except as otherwise provided by the Administrator in an award document or determined by the Administrator at or prior to the time of termination of a participant's service, the termination of a participant's service with our company and our affiliates as an employee or director for the reasons described below will have the following consequences. However, notwithstanding anything in the Omnibus Plan to the contrary, the Administrator may accelerate the vesting, restriction period or performance period of an award, in connection with a participant's death, disability, retirement or covered termination (certain of these terms are defined in the Omnibus Plan). A covered termination is a termination by us without cause, or for board-appointed officers, a termination by the participant for "good reason."

Termination of Employment or Service. If a participant's service ends for any reason other than a termination by us for cause, retirement, death, disability or a covered termination (again, certain of these terms are defined in the Omnibus Plan) then:

- All options or stock appreciation rights that are not vested on the date the participant's service ends will be forfeited immediately, and all options or stock appreciation rights that are vested will be exercisable until the earlier of 90 days following the participant's termination date and the expiration date of the options or stock appreciation rights as set forth in the applicable award agreement. Upon such earlier date, all options or stock appreciation rights then unexercised will be forfeited.

- All other awards made to the participant, to the extent not yet earned, vested or paid, will terminate no later than the participant's last day of service.

Retirement or Covered Termination. Upon the retirement of a participant (as defined in the Omnibus Plan) or covered termination of a participant who is not a corporate officer or non-employee director:

- All options and stock appreciation rights that are not vested on the date of such termination will vest on a prorated basis (to the extent not already vested), based on the portion of the vesting period that the participant has completed at the time of retirement or covered termination, and all options or stock appreciation rights that are vested will be exercisable until the earlier of the first anniversary of the participant's retirement or covered termination date and the expiration date of the option or stock appreciation right. Upon such earlier date, all options and stock appreciation rights then unexercised will be forfeited.

- All restricted stock, restricted stock units and deferred stock rights (that are not performance awards or for which any performance goals have been satisfied) will vest on a prorated basis, based on the portion of the restriction or deferral period, as applicable, which the participant has completed at the time of retirement or covered termination, and any other terms and conditions applicable to such awards will be deemed to have lapsed or otherwise been satisfied.

- All performance awards, including annual incentive awards, will be paid in either unrestricted shares of stock or cash, as the case may be, as if the performance goals established for such awards had been met at target, but prorated based on the portion of the performance period which the participant has completed at the time of retirement or covered termination.

Retirement or Covered Termination of Corporate Officer. If a participant who is a board-appointed corporate officer retires after age 60 or experiences a covered termination, then:

- All options or stock appreciation rights will remain outstanding (and continue to vest in accordance with the terms of the award as if the participant had continued in employment or service) until the earlier of the expiration date of the award and the fifth anniversary of the participant's retirement or covered termination date. The extension will result in the conversion of an incentive stock option to a nonqualified stock option to the extent required under the Code. Upon such earlier date, all options or stock appreciation then unexercised will be forfeited.

- All restricted stock, restricted stock units and deferred stock rights (that are not performance awards or for which any performance goals have been satisfied) will be immediately vested, and any other terms and conditions applicable to such awards will be deemed to have lapsed or otherwise been satisfied.

- All performance awards, including annual incentive awards, will be paid in either unrestricted shares or cash, as the case may be, following the end of the performance period and based on achievement of the performance goals established for the awards, as if the participant had not retired or experienced a covered termination.

Retirement of Non-Employee Director. If a participant who is a non-employee director retires pursuant to the terms of the Omnibus Plan, then:

- All options or stock appreciation rights will remain outstanding (and will continue to vest in accordance with the terms of the award as if the participant had continued in employment or service) until the earlier of the expiration date of the award and the fifth anniversary of the participant's retirement date. Upon such earlier date, all options and stock appreciation rights then unexercised will be forfeited.

- All restricted stock, restricted stock units and deferred stock rights (that are not performance awards or for which any performance goals have been satisfied) will be immediately vested, and any other terms and conditions applicable to such awards will be deemed to have lapsed or otherwise been satisfied.

- All performance awards, including annual incentive awards, will be paid in either unrestricted shares or cash, as the case may be, following the end of the performance period and based on achievement of the performance goals established for such awards, as if the participant had not retired.

Death or Disability. If a participant's service ends due to death or disability (as defined in the Omnibus Plan), then:

- All options and stock appreciation rights will vest immediately and will be exercisable until the earlier of the first anniversary of the date the participant's service ends and the expiration date of the option or stock appreciation right. Upon such earlier date, all options and stock appreciation rights then unexercised will be forfeited.

- All restricted stock, restricted stock units and deferred stock rights (that are not performance awards or for which any performance goals have been satisfied) will be immediately vested, and any other terms and conditions applicable to such awards will be deemed to have lapsed or otherwise been satisfied.

- All performance awards, including annual incentive awards, will be paid in either unrestricted shares of stock or cash, as the case may be, following the end of the performance period and based on achievement of the performance goals established for such awards, as if the participant had not terminated service.

Termination for Cause. If we terminate a participant's service for cause (as defined in the Omnibus Plan), then all awards and grants of every type, whether or not vested, will terminate no later than the participant's last day of service.

Other Stock-Based Awards. The Administrator will have the discretion to determine, at the time an award is made, the effect on other awards of a participant's termination of service.

Certain Limits on Transfer and Exercise of Awards

Awards granted under the Omnibus Plan are not transferable other than by will or the laws of descent and distribution, unless the Administrator allows a participant to designate in writing a beneficiary to exercise the award or receive payment under an award after the participant's death or the transfer constitutes a permitted transfer under the Omnibus Plan.

Notwithstanding the foregoing, vested or earned awards may be transferred without the Administrator's pre-approval if the transfer is made incident to a divorce as required pursuant to the terms of a "domestic relations order" as defined in Section 414(p) of the Code; provided, however, that no such transfer will be allowed with respect to incentive stock options if such transferability is not permitted by Code Section 422. Each award, and each right under any award, is exercisable during the lifetime of the participant only by such individual or, if permissible under applicable law, by such individual's guardian or legal representative or by a permitted transferee under the Omnibus Plan.

Repricing and Backdating Prohibited

Neither the Administrator nor any other person may (1) amend the terms of outstanding options or stock appreciation rights to reduce the exercise or grant price of such outstanding options or stock appreciation rights; (2) cancel outstanding options or stock appreciation rights in exchange for options or stock appreciation rights with an exercise or grant price that is less than the exercise price of the original options or stock appreciation rights; or (3) cancel outstanding options or stock appreciation rights with an exercise or grant price above the current share price in exchange for cash or other securities. In addition, the Administrator may not grant a stock option or stock appreciation right with a grant date that is effective prior to the date the Administrator takes action to approve the award.

Recoupment and Cancellation of Awards

Any awards granted under the Omnibus Plan, and any shares issued or cash paid pursuant to an award, are subject to any recoupment, clawback, equity holding, stock ownership or similar policies that we adopt from time to time or that are made applicable by law, regulation or listing standards to us from time to time. Unless an award agreement specifies otherwise, the Administrator may cancel any award at any time if the participant is not in compliance with all applicable provisions of the award agreement and the Omnibus Plan.

Foreign Participation

To assure the viability or the favorable tax or accounting treatment of awards granted to participants employed or residing in countries other than the U.S. or Switzerland, the Administrator may provide for special terms as it may consider necessary to accommodate differences in local law, tax policy, applicable accounting standards or custom. Moreover, the Administrator may approve supplements to, or amendments, restatements or alternative versions of, the Omnibus Plan as it determines necessary or appropriate for these purposes. Any amendment, restatement or alternative versions that the Administrator approves for purposes of using the Omnibus Plan in a foreign country will not affect the terms of the Omnibus Plan for any other country.

If an award is or becomes subject to Section 457A of the Code such that the value of the award would be taxable to the participant under Section 457A in the year such award vests, then the amount payable or shares issuable under the award will generally be paid or issued to the participant as soon as practicable after the vesting date notwithstanding any contrary provisions in the Omnibus Plan or the document evidencing the award.

Amendment and Termination of the Omnibus Plan

Our Board or the Compensation Committee may amend, alter, suspend, discontinue or terminate the Omnibus Plan at any time, except:

- the board of directors must approve any amendment to the Omnibus Plan if we determine the approval is required by prior action of the board, applicable corporate law or any other applicable law;
- shareholders must approve any amendment to the Omnibus Plan if we determine that the approval is required by Section 16 of the Securities Exchange Act of 1934, the listing requirements of any principal securities exchange or market on which our ordinary shares are then traded, or any other applicable law; and
- shareholders must approve any amendment to the Omnibus Plan that materially increases the number of shares reserved under the Omnibus Plan or the incentive stock option award limits set forth in the Omnibus Plan, that expands the group of individuals that may become participants under the Omnibus Plan, or that diminishes the provisions on repricing or backdating stock options and stock appreciation rights.

Subject to the terms of the Omnibus Plan, the Administrator may modify, amend or cancel any award or waive any restrictions or conditions applicable to any award or the exercise of the award. Any modification or amendment that materially diminishes the rights of the participant or any other person that may have an interest in the award, or that cancels any award, will be effective only if agreed to by that participant or other person. The Administrator does not need to obtain participant or other interested party consent, however, for the adjustment or cancellation of an award pursuant to the adjustment provisions of the Omnibus Plan or the modification of an award to the extent deemed necessary to comply with any applicable law, the listing requirements of any principal securities exchange or market on which our ordinary shares are then traded, or to preserve favorable accounting or tax treatment of any award for us, or to the extent the Administrator determines that such action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person as may then have an interest in the award.

The authority of the Administrator to modify the Omnibus Plan or terminate or modify any awards will extend beyond the termination date of the Omnibus Plan to the extent necessary to administer awards outstanding on the date of the Omnibus Plan's termination. In addition, termination of the Omnibus Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force after termination of the Omnibus Plan except as they may lapse or be terminated by their own terms and conditions.

Duration of the Omnibus Plan

Unless earlier terminated by our Board, the Omnibus Plan will remain in effect until the date all shares reserved for issuance under the Omnibus Plan have been issued. If the term of the Omnibus Plan extends beyond ten years from the date of the most recent shareholder approval, no incentive stock options may be granted after that time unless our shareholders have approved an extension of the Omnibus Plan for such purpose.

Certain U.S. Federal Income Tax Consequences

The following summarizes certain United States federal income tax consequences relating to the Omnibus Plan. The summary is based upon the laws and regulations in effect as of the date of this information statement and does not purport to be a complete statement of the law in this area. Furthermore, the discussion below does not address the tax consequences of the receipt or exercise of awards under foreign, state or local tax laws, and such tax laws may not correspond to the federal income tax treatment described herein. The exact federal income tax treatment of transactions under the Omnibus Plan will vary depending upon the specific facts and circumstances involved. Participants should consult with their own tax advisors with respect to the tax consequences of participating in the Omnibus Plan.

Stock Options

The grant of a stock option under the Omnibus Plan will create no income tax consequences to us or to the recipient. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the ordinary shares at such time over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Upon the participant's subsequent disposition of the shares received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the ordinary shares on the exercise date).

In general, a participant will recognize no income or gain as a result of the exercise of an incentive stock option, except that the alternative minimum tax may apply. Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of the ordinary shares acquired pursuant to the exercise of an incentive stock option and we will not be allowed a deduction. If the participant fails to hold the shares acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of the gain realized on the disposition and the excess of the fair market value of the shares on the exercise date over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

Stock Appreciation Rights

The grant of a stock appreciation right under the Omnibus Plan will create no income tax consequences to us or to the recipient. A participant who is granted a stock appreciation right will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the ordinary shares at such time over the grant price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. If the stock appreciation right is settled in shares, upon the participant's subsequent disposition of such shares, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the ordinary shares on the exercise date).

Restricted Stock

Generally, a participant will not recognize income and we will not be entitled to a deduction at the time an award of restricted stock is made under the Omnibus Plan, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time. We will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the ordinary shares on the date the restrictions lapse). Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid, and we will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then we will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to claim a credit for the tax previously paid. In addition, we would then be required to include as ordinary income the amount of any deduction we originally claimed with respect to such shares.

Restricted Stock Units

A participant will not recognize income and we will not be entitled to a deduction at the time an award of a restricted stock unit is made under the Omnibus Plan. Upon the participant's receipt of shares (or cash) at the end of the restriction period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If the restricted stock units are settled in whole or in part in shares, upon the participant's subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares' tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Performance Shares

The grant of performance shares will create no income tax consequences for us or the participant. Upon the participant's receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described above. In addition, the participant will recognize ordinary compensation income equal to the dividend equivalents paid on performance shares prior to or at the end of the performance period. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes income. Upon the participant's subsequent disposition of the shares, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the disposition differs from the shares' tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Performance Units

The grant of a performance unit will create no income tax consequences to us or the participant. Upon the participant's receipt of cash and/or shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant's subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares' tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Annual Incentive Awards

A participant who is paid an annual incentive award will generally recognize ordinary income equal to the amount of cash paid, and we will generally be entitled to a corresponding income tax deduction.

Dividend Equivalent Units

A participant who is paid a dividend equivalent with respect to an award will recognize ordinary income equal to the value of cash or ordinary shares paid, and we will be entitled to a corresponding deduction in the same amount and at the same time.

Section 162(m) Limit on Deductibility of Compensation

Section 162(m) of the Code limits the deduction we can take for compensation we pay to "covered employees" to $1.0 million per year per individual. Our "covered employees" include our Chief Executive Officer, our Chief Financial Officer, our three other highest paid officers, and any individuals who were "covered employees" in any taxable years following December 31, 2016. Compensation payable under awards granted under the Omnibus Plan will count towards the $1.0 million annual deduction limit, unless such awards are considered to be paid under awards that were legally binding and in effect as of November 2, 2017 and are not materially modified after such date.

Code Section 409A

Awards under the Omnibus Plan may constitute, or provide for, a deferral of compensation under Section 409A of the Code. If the requirements of Section 409A are not complied with, then holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax and, potentially, interest and penalties.

We have sought to structure the Omnibus Plan, and we intend to administer the Omnibus Plan, to comply with Code Section 409A, or an exemption to Code Section 409A, with regard to awards that constitute nonqualified deferred compensation within the meaning of Code Section 409A. The provisions of Code Section 409A are incorporated by reference into the Omnibus Plan and in each award to the extent necessary for any award that is subject to Code Section 409A to comply with that section of the Code. To the extent that we determine that a participant would be subject to the additional tax imposed pursuant to Code Section 409A as a result of any provision of any award granted under the plan, that provision will be interpreted, or deemed amended, to the minimum extent necessary to avoid application of the additional tax. The nature of the amendment will be determined by the Compensation Committee.

New Plan Benefits

We cannot currently determine the awards that may be granted under the Omnibus Plan in the future to the executive officers named in this Proxy Statement, to our non-employee directors or to other individuals. The Administrator will make such determinations from time to time.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes, as of December 31, 2019, information about compensation plans under which our equity securities are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders:			
2018 Omnibus Incentive Plan	2,528,680[1]	$27.75[2]	3,346,054[3]
Total	2,528,680	$27.75[2]	3,346,054

[1] Consists of 1,766,295 shares subject to stock options, 387,929 shares subject to restricted stock units and 374,456 shares subject to performance share awards.

[2] Represents the weighted average exercise price of outstanding stock options and does not take into account outstanding restricted stock units or performance share units.

[3] Represents securities remaining available for issuance under the Omnibus Plan.

The resolution in respect of this Proposal 3 is an ordinary resolution. The text of the resolution in respect of Proposal 3 is as follows:

"IT IS RESOLVED, that, approval be and is hereby given to the adoption by the Company of an amendment to the nVent Electric plc 2018 Omnibus Incentive Plan, which amendment has been made available to shareholders prior to the meeting, and that the directors be and are hereby authorized to take all such actions with reference to such amendment and the nVent Electric plc 2018 Omnibus Incentive Plan as may be necessary to ensure the adoption of the amendment and the operation of the nVent Electric plc 2018 Omnibus Incentive Plan as so amended."

Vote Requirement

The amendment to the Omnibus Plan requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting.

✓ **Each of the Board and the Compensation Committee recommends a vote FOR the approval of an amendment to the nVent Electric plc 2018 Omnibus Incentive Plan.**

Proposal 4	Ratify, by Non-Binding Advisory Vote, the Appointment of Deloitte & Touche LLP as the Independent Auditor of nVent Electric plc and to Authorize, by Binding Vote, the Audit and Finance Committee of the Board of Directors to set the Auditor's Remuneration

✅ The Board recommends a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as the independent auditor of nVent Electric plc and the authorization of the Audit and Finance Committee to set the auditor's remuneration

The Audit and Finance Committee has selected and appointed Deloitte & Touche LLP ("D&T") to audit our financial statements for the fiscal year ending December 31, 2020. The Board, upon the recommendation of the Audit and Finance Committee, is asking our shareholders to ratify, by non-binding advisory vote, the appointment and to authorize, by binding vote, the Audit and Finance Committee of the Board of Directors to set the independent auditor's remuneration. Although approval is not required by our Articles of Association or otherwise, the Board is submitting the appointment of D&T to our shareholders because we value our shareholders' views on our independent auditor. If the appointment of D&T is not ratified by shareholders, it will be considered as notice to the Board and the Audit and Finance Committee to consider the selection of a different firm. Even if the appointment is ratified, the Audit and Finance Committee in its discretion may select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of our Company and our shareholders.

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor retained to audit our financial statements. The Audit and Finance Committee is responsible for the audit fee negotiations associated with our retention of D&T.

We expect that one or more representatives of D&T will be present at the Annual General Meeting. Each of these representatives will have the opportunity to make a statement, if he or she desires, and is expected to be available to respond to any questions.

The resolution in respect of this Proposal 4 is an ordinary resolution. The text of the resolution in respect of Proposal 4 is as follows:

"IT IS RESOLVED, to ratify, on a non-binding, advisory basis, the appointment of Deloitte & Touche LLP as the independent auditor of nVent Electric plc and to authorize, in a binding vote, the Audit and Finance Committee to set the auditor's remuneration."

Vote Requirement

Ratification, by non-binding advisory vote, of the appointment of Deloitte & Touche LLP as the independent auditor of nVent Electric plc and the authorization, by binding vote, of the Audit and Finance Committee to set the auditor's remuneration requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting.

✅ Each of the Board and the Audit and Finance Committee recommends a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as the independent auditor of nVent Electric plc and the authorization of the Audit and Finance Committee to set the auditor's remuneration.

Audit and Finance Committee Pre-approval Policy

The Audit and Finance Committee reviews and approves the external auditor's engagement and audit plan, including fees, scope, staffing and timing of work. In addition, the Audit and Finance Committee Charter limits the types of non-audit services that may be provided by the independent auditors. Any permitted non-audit services to be performed by the independent auditors must be pre-approved by the Audit and Finance Committee after the Committee is advised of the nature of the engagement and particular services to be provided. The Audit and Finance Committee pre-approved audit fees and all permitted non-audit services of the independent auditor in 2019. Responsibility for this pre-approval may be delegated to one or more members of the Audit and Finance Committee; all such approvals, however, must be disclosed to the Audit and Finance Committee at its next regularly scheduled meeting. The Audit and Finance Committee may not delegate authority for pre-approvals to management.

Fees Paid to the Independent Auditors

We engaged D&T, Deloitte AG, Deloitte & Touche (Ireland) and the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities") to provide various audit, audit-related, tax and other permitted non-audit services to us, during fiscal years 2019 and 2018. Prior to the Separation, Pentair plc paid any audit, audit-related, tax, or other fees related to our business. The Audit and Finance Committee approved all fees paid to the Deloitte Entities and underlying services provided by the Deloitte Entities following the Separation. Their fees for these services were as follows (in thousands):

	2019	2018
Audit fees[1]	$4,251	$4,775
Audit-related fees[2]	449	50
Tax fees[3]		
Tax compliance and return preparation	500	254
Tax planning and advice	967	378
Total tax fees	1,467	632
Total	$6,167	$5,457

[1] Consists of fees for audits of our consolidated annual financial statements and the effectiveness of internal controls over financial reporting, reviews of our quarterly financial statements, statutory audits, reviews of SEC filings, consents for registration statements and comfort letters in connection with securities offerings.

[2] Consists of fees for certain other attest services.

[3] Consists of fees for tax compliance and return preparation and tax planning and advice.

Audit and Finance Committee Report

The role of the Audit and Finance Committee (the "Committee") is to assist our Board in fulfilling its oversight responsibilities as they relate to:

- The integrity of our financial statements and internal control over financial reporting;
- Our compliance with ethics policies, and legal and regulatory requirements; and
- Our independent auditor's qualifications and independence.

The Committee also has responsibility for:

- Preparing this report, which is required to be included in this proxy statement;
- Selecting, retaining, compensating, overseeing and evaluating our independent auditors;
- Providing assistance to our Board in its oversight of our guidelines and policies with respect to enterprise risk management; and
- Overseeing the performance of our internal audit function.

The Committee fulfills its responsibilities through periodic meetings with Deloitte & Touche LLP ("Deloitte"), our independent registered public accounting firm, and with our internal auditors and management. During 2019, the Committee met eight times. The Committee meets at least four times per year in executive session. The Committee also has periodic educational sessions on financial accounting and reporting matters.

Each member of the Committee is independent as defined under our independence criteria, New York Stock Exchange listing standards and Securities and Exchange Commission rules. The Committee operates under a written charter that has been adopted by our Board and is reviewed by the Committee on a periodic basis. The Committee's current charter is available on our website.

The Committee reviewed with both Deloitte and our internal auditors, and approved, their respective audit plans, audit scope, compensation and identification of audit risks. Further, the Committee reviewed and discussed with our management and Deloitte our audited financial statements and management's and Deloitte's evaluations of our internal control over financial reporting, as reported in our 2019 Annual Report on Form 10-K, as well as our Irish statutory financial statements for the 2019 fiscal year. The Committee discussed our interim financial information contained in each quarterly earnings announcement and each Quarterly Report on Form 10-Q with our management, including our Chief Financial Officer, Chief Accounting Officer and Deloitte, prior to public release. The Committee also met with Deloitte to discuss the results of its reviews of our interim financial statements. Management has the responsibility for the preparation and integrity of our financial statements and internal control over financial reporting and Deloitte has the responsibility for the review or examinations thereof.

The Committee discussed and reviewed with Deloitte all matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Committee received the written disclosures and the letter from Deloitte as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Committee concerning independence, and reaffirmed with Deloitte its independence. In addition, the Committee is responsible for approval of the proposed audit fees and annually evaluates the reputation, qualifications and performance of Deloitte and its lead audit partner. Further, in conjunction with the mandated rotation of the independent auditor's lead audit partner, the Committee is directly involved with management in the interview process and then selects the new lead partner.

Based on the above-mentioned reviews and discussions with management, internal audit and Deloitte, the Committee recommended to our Board of Directors that our audited financial statements and management's report on internal control over financial reporting be included in our 2019 Annual Report on Form 10-K, for filing with the SEC. In addition, the Committee has re-appointed Deloitte as our independent auditors for 2020.

THE AUDIT AND FINANCE COMMITTEE

Ronald L. Merriman, Chair
Susan M. Cameron
William T. Monahan
Herbert K. Parker

Proposal 5	# Authorize the Price Range at which nVent Electric plc can Re-allot Shares it Holds as Treasury Shares Under Irish Law

 The Board recommends a vote **FOR** the authorization of the price range at which nVent Electric plc can re-allot shares it holds as treasury shares under Irish law

Our historical open-market share repurchases (redemptions) and other share buyback activities may result in ordinary shares being acquired and held by us as treasury shares. We may re-allot treasury shares that we acquire through our various share buyback activities in connection with our employee compensation programs.

Under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the prevailing market price (as defined below). Under Irish law, this authorization will expire after eighteen months unless renewed. Accordingly, we expect to propose renewal of this authorization at subsequent Annual General Meetings.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be re-allotted are 95% (or nominal value where the re-allotment of treasury shares is required to satisfy an obligation under any employee or director share or option plan operated by nVent Electric plc) and 120%, respectively, of the average closing price per ordinary share, as reported on the New York Stock Exchange, for the 30 trading days immediately preceding the proposed date of re-allotment. Any re-allotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

The resolution in respect of this Proposal 5 is a special resolution. The text of the resolution in respect of Proposal 5 is as follows:

"IT IS RESOLVED, as a special resolution, that for the purposes of section 1078 of the Companies Act 2014, the re-allotment price range at which any treasury shares (as defined by section 106 of the Companies Act 2014) for the time being held by nVent Electric plc may be re-allotted off-market shall be as follows:

1. the maximum price at which a treasury share may be re-allotted off-market shall be an amount equal to 120% of the 'market price.'
2. the minimum price at which a treasury share may be re-allotted off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under any employee or director share or option plan operated by nVent Electric plc or, in all other cases, not less than 95% of the 'market price.'
3. for the purposes of this resolution, the 'market price' shall mean the average closing price per ordinary share of nVent Electric plc, as reported on the New York Stock Exchange, for the 30 trading days immediately preceding the day on which the relevant share is re-allotted.

FURTHER RESOLVED, that this authority to re-allot treasury shares shall expire on the date 18 months from the date of the passing of this resolution unless previously varied, revoked or renewed in accordance with the provisions of sections 109 and/or 1078 (as applicable) of the Companies Act 2014 (and/or any corresponding provision of any amended or replacement legislation) and is without prejudice or limitation to any other authority of the Company to re-allot treasury shares on-market."

Vote Requirement

Authorization of the price range at which nVent Electric plc can re-allot shares it holds as treasury shares under Irish law requires the affirmative vote of not less than 75% of the votes cast in person or by proxy at the Annual General Meeting.

 The Board recommends a vote **FOR** the authorization of the price range at which nVent Electric plc can re-allot shares it holds as treasury shares under Irish law.

Security Ownership

The following table contains information concerning the beneficial ownership of our ordinary shares as of March 20, 2020, by each director and nominee to become a director, by each executive officer listed in the Summary Compensation Table, and by all directors, director nominees and executive officers as a group. Based on filings with the SEC, the following table also contains information concerning each person we know who beneficially owned more than 5% of our ordinary shares as of December 31, 2019.

Name of Beneficial Owner	Ordinary Shares[1]	Share Units[2]	Right to Acquire within 60 days	ESOP Stock[3]	Total	% of Class[4]
Brian M. Baldwin	8,724[5]	—	—	—	8,724	
Jerry W. Burris	30,697	—	32,549	—	63,246	
Susan M. Cameron	6,402	—	—	—	6,402	
Michael L. Ducker	10,254	—	—	—	10,254	
David H. Y. Ho	11,216	—	22,017	—	33,233	
Randall J. Hogan	635,653	—	1,411,163	2,403	2,049,219	1.20%
Jon D. Lammers	4,929	—	37,771	—	42,700	
Stacy P. McMahan	2,853	—	87,640	—	90,493	
Ronald L. Merriman	32,858	458	32,549	—	65,865	
William T. Monahan	47,583	13,840	32,549	—	93,972	
Aravind Padmanabhan	—	—	—	—	—	
Nicola T. Palmer	—	—	—	—	—	
Herbert K. Parker	6,254	—	—	—	6,254	
Joseph A. Ruzynski	10,708	—	44,023	888	55,618	
Beth A. Wozniak	54,332	—	283,623	132	338,087	
Jacqueline Wright	—	—	—	—	—	
Sara E. Zawoyski	13,000	—	61,347	532	74,879	
Directors, nominees and executive officers as a group (22)	900,296	13,840	2,166,698	5,051	3,086,343	1.79%
Trian Fund Management, L.P.[6]	13,550,806	—	—	—	13,550,806	7.97%
BlackRock, Inc.[7]	14,353,576	—	—	—	14,353,576	8.44%
The Vanguard Group[8]	14,473,076	—	—	—	14,473,076	8.51%
State Street Corporation[9]	16,003,728	—	—	—	16,003,728	9.41%
American Century Investment Management, Inc.[10]	10,462,507	—	—	—	10,462,507	6.15%

[1] Unless otherwise noted, all shares are held either directly or indirectly by individuals possessing sole voting and investment power with respect to such shares. Beneficial ownership of an immaterial number of shares held by spouses or trusts has been disclaimed in some instances.

[2] Represents for non-employee directors deferred share units held under the nVent Electric plc Compensation Plan for Non-Employee Directors. No director has voting or investment power related to these share units. Represents for executive officers restricted stock units, receipt of which was deferred by the executive officer under the company's Non-Qualified Deferred Compensation Plan and over which the executive officers have no voting or investment power.

[3] Represents ordinary shares owned as a participant in the nVent Management Company Retirement Savings and Investment Plan. As of March 20, 2020, Fidelity Management Trust Company ("Fidelity"), the Trustee of the nVent Management Company Retirement Savings and Investment Plan, held 603,068 ordinary shares (<1%). Fidelity disclaims beneficial ownership of all shares. The nVent Management Company Retirement Savings and Investment Plan participants have the right to direct the Trustee to vote their shares, although participants have no investment power over such shares. The Trustee, except as otherwise required by law, votes the shares for which it has received no direction from participants, in the same proportion on each issue as it votes those shares for which it has received voting directions from participants.

[4] Less than 1% unless otherwise indicated.

[5] Mr. Baldwin is a Partner at Trian, which beneficially owns an additional 13,542,082 ordinary shares of nVent. Mr. Baldwin disclaims beneficial ownership of these additional ordinary shares held by Trian.

(6)   Information derived from a Schedule 13D/A filed with the Securities and Exchange Commission on May 17, 2019 and information provided to us by Trian. The address of Trian is 280 Park Avenue, 41st Floor, New York, NY 10017. As of March 20, 2020, Trian had shared voting and dispositive power for 13,550,806 ordinary shares, including shares beneficially owned by Brian M. Baldwin.

(7)   Information derived from a Schedule 13G/A filed with the Securities and Exchange Commission on February 5, 2020. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. As of December 31, 2019, BlackRock, Inc. had sole voting power for 13,721,358 ordinary shares and sole dispositive power for 14,353,576 ordinary shares.

(8)   Information derived from a Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2020. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355. As of December 31, 2019, The Vanguard Group had sole voting power for 77,496 ordinary shares, shared voting power for 23,770 ordinary shares, sole dispositive power for 14,391,308 ordinary shares and shared dispositive power for 81,768 ordinary shares.

(9)   Information derived from a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2020. The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, MA 02111. As of December 31, 2019, State Street Corporation had shared voting power for 15,690,505 ordinary shares and shared dispositive power for 16,002,728 ordinary shares.

(10)   Information derived from a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2020 by American Century Investment Management, Inc., American Century Companies Inc. and Stowers Institute for Medical Research. The address of the filers is 4500 Main Street, 9th Floor, Kansas City, Missouri 64111. As of December 31, 2019, each filer had sole voting power for 10,309,980 ordinary shares and sole dispositive power for 10,462,507 ordinary shares.

Questions and Answers about the Annual General Meeting and Voting

Why did I receive these proxy materials?

We are providing these proxy materials to you because our Board of Directors is soliciting proxies for use at our Annual General Meeting of Shareholders to be held on May 15, 2020. We either (i) mailed you a Notice of Internet Availability of Proxy Materials on or before March 31, 2020 notifying each shareholder entitled to vote at the Annual General Meeting how to vote and how to electronically access a copy of this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 or (ii) mailed you a printed copy of such proxy materials and a proxy card in paper format. You received these proxy materials because you were a shareholder of record as of the close of business on March 20, 2020.

If you received a Notice of Internet Availability of Proxy Materials and would like to receive a printed copy of our proxy materials, including a proxy card in paper format on which you may submit your vote by mail, you should follow the instructions for requesting such proxy materials in the Notice of Internet Availability of Proxy Materials.

This Proxy Statement, our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and our Irish statutory financial statements and directors' and auditors' reports are available online at *www.proxyvote.com*.

What is a proxy?

A proxy is your legal designation of another person (the "proxy") to vote on your behalf. By voting your proxy, you are giving the persons named on the proxy card the authority to vote your shares in the manner you indicate on your proxy card. You may vote your proxy by telephone or over the Internet as directed in the Notice of Internet Availability of Proxy Materials or, if you have requested or received a proxy card, by signing and dating the proxy card and submitting it by mail.

What is the difference between a shareholder of record and a beneficial owner?

If your shares are registered directly in your name with Computershare Trust Company, N.A., our transfer agent, you are a "shareholder of record." If your shares are held in a stock brokerage account or by a bank or other custodian or nominee, you are considered the beneficial owner of shares held in "street name." As a beneficial owner, you have the right to direct your broker, bank or other custodian or nominee on how to vote your shares.

Who is entitled to vote at the Annual General Meeting and how many votes do I have?

The Board has set the close of business on March 20, 2020 (Eastern Standard Time) as the record date for the Annual General Meeting. At the close of business on the record date, we had 170,029,220 ordinary shares outstanding and entitled to vote. All shareholders of record at the close of business on the record date are entitled to vote on the matters set forth in this Proxy Statement and any other matter properly presented at the Annual General Meeting. Beneficial owners whose banks, brokers or other custodians or nominees are shareholders registered in our share register with respect to the beneficial owners' shares at the close of business on the record date are entitled to vote on the matters set forth in this Proxy Statement and any other matter properly presented at the Annual General Meeting. Each ordinary share is entitled to one vote on each matter properly brought before the Annual General Meeting.

How do I vote if I am a shareholder of record?

If you are a shareholder of record of ordinary shares, you can vote in the following ways:

- **By Internet:** You can vote over the Internet at *www.proxyvote.com*. For more information, follow the instructions in the Notice of Internet Availability of Proxy Materials or on the proxy card.

- **By Telephone:** You can vote by telephone from the United States or Canada by calling the telephone number on the proxy card.

- **By Mail:** You can vote by mail by marking, signing and dating your proxy card or voting instruction form and returning it in the postage-paid envelope, the results of which will be forwarded to nVent Electric plc's registered address electronically. For more information, follow the instructions in the Notice of Internet Availability of Proxy Materials or on the proxy card.
- **At the Annual General Meeting:** If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, we will give you a ballot at the meeting.

How do I vote if I am a beneficial owner?

If you are a beneficial owner of ordinary shares, you can vote in the following ways:

- **General:** You can vote by following the materials and instructions provided by your bank, broker or other custodian or nominee.
- **At the Annual General Meeting:** If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, then you must obtain a legal proxy, executed in your favor, from the shareholder of record of your shares (i.e., your broker, bank or other custodian or nominee) and bring it to the Annual General Meeting.

What is the deadline to vote my shares if I do not vote in person at the Annual General Meeting?

If you are a shareholder of record, you may vote by Internet or by telephone until 2:00 p.m. local time (9:00 a.m. Eastern Daylight Time) on May 13, 2020. If you are a shareholder of record and submit a proxy card, the proxy card must be received at the address stated on the proxy card by 2:00 p.m. local time (9:00 a.m. Eastern Daylight Time) on May 13, 2020. If you are a beneficial owner, please follow the voting instructions provided by your bank, broker or other custodian or nominee.

How do I attend the Annual General Meeting?

All shareholders of record as of the close of business on the record date are invited to attend and vote at the Annual General Meeting. For admission to the Annual General Meeting, shareholders should bring a form of photo identification to the shareholders check-in area at the meeting, where their ownership will be verified. Those who beneficially own shares should also bring account statements or letters from their banks, brokers or other custodians or nominees confirming that they own our ordinary shares as of March 20, 2020 (see above for further information if you also intend to vote at the Annual General Meeting). Registration will begin at 1:00 p.m. (local time) and the Annual General Meeting will begin at 2:00 p.m. (local time) on May 15, 2020.

Shareholders in Ireland may participate in the Annual General Meeting by audio link at the offices of Arthur Cox, Ten Earlsfort Terrace, Dublin 2, Ireland at 2:00 p.m. (local time) and the requirements for admission to the Annual General Meeting, as set out above, apply.

May I change or revoke my proxy?

If you are a shareholder of record and have already voted, you may change or revoke your proxy before it is exercised at the Annual General Meeting in the following ways:

- By voting by Internet or telephone at a date later than your previous vote but prior to the voting deadline (which is 2:00 p.m. local time or 9:00 a.m. Eastern Daylight Time on May 13, 2020);
- By mailing a proxy card that is properly signed and dated later than your previous vote and that is received by us prior to the voting deadline (which is 2:00 p.m. local time or 9:00 a.m. Eastern Daylight Time on May 13, 2020); or
- By attending the Annual General Meeting and voting in person, although attendance at the Annual General Meeting will not, by itself, revoke a proxy.

If you are a beneficial owner, you must contact the record holder of your shares to revoke a previously authorized proxy or voting instructions.

What is the effect of broker non-votes and abstentions?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, they do not have discretionary power to vote your shares on "non-routine" matters pursuant to New York Stock Exchange ("NYSE") rules. If you do not provide voting instructions for proposals considered "non-routine" a "broker non-vote" occurs. We believe that Proposals 1, 2 and 3 will be considered "non-routine" under NYSE rules and therefore your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you. If a broker does not receive voting instructions from you regarding Proposals 1, 2 and 3, the "broker non-vote" will have no effect on the vote on such agenda items. The "routine" proposals in this Proxy Statement are Proposals 4 and 5, for which your broker has discretionary voting authority under the NYSE rules to vote your shares, even if the broker does not receive voting instructions from you.

Ordinary shares owned by shareholders electing to abstain from voting on any of the Proposals will have no effect on any of the Proposals.

How will my shares be voted if I do not specify how they should be voted?

If you sign and submit a proxy to the company-designated proxy holders and do not provide specific voting instructions, you instruct the company-designated proxy holders to vote your shares in accordance with the recommendations of the Board.

If your shares are held in the nVent Management Company Retirement Savings and Investment Plan or the nVent Management Company Non-Qualified Deferred Compensation Plan and you either (1) submit a proxy but do not provide specific voting instructions or (2) do not submit a proxy, then your shares will not be voted.

How will voting on any other business be conducted?

Other than matters incidental to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, you instruct the company-designated proxy holders, in the absence of other specific instructions or the appointment of other proxy holders, to vote your shares in accordance with the recommendations of the Board.

What constitutes a quorum for the Annual General Meeting?

Our Articles of Association provide that all resolutions and elections made at a shareholders' meeting require the presence, in person or by proxy, of a majority of all shares entitled to vote, with abstentions and broker non-votes regarded as present for purposes of establishing the quorum.

Who will count the votes?

Representatives from The Carideo Group, Inc. will count the votes and serve as our Inspectors of Election.

Who will pay for the cost of this proxy solicitation?

We will pay the costs of soliciting proxies sought by the Board. Proxies may be solicited on our behalf by our directors, officers or employees telephonically, electronically or by other means of communication. We have engaged Morrow Sodali LLC to assist us in the solicitation of proxies at a cost to us of $10,000, plus out-of-pocket expenses. We have requested that banks, brokers and other custodians and nominees who hold ordinary shares on behalf of beneficial owners forward soliciting materials to those beneficial owners. Upon request, we will reimburse banks, brokers and other custodians and nominees for reasonable expenses incurred by them in forwarding these soliciting materials to beneficial owners of our ordinary shares.

Why did I receive in the mail a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials?

As explained in more detail below, we are using the "notice and access" system adopted by the SEC relating to the delivery of our proxy materials over the Internet. As a result, we mailed to our shareholders of record a notice about the Internet availability of the proxy materials instead of a paper copy of the proxy materials. Shareholders who received the notice will have the ability to access the proxy materials over the Internet and to request a paper copy of the proxy materials by mail, by e-mail or by telephone. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found on the notice. In addition, the notice contains instructions on how shareholders may request proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. The Notice of Internet Availability of Proxy Materials also serves as a Notice of Meeting.

What are the "notice and access" rules and how do they affect the delivery of the proxy materials?

The SEC's notice and access rules allow us to deliver proxy materials to our shareholders by posting the materials on an Internet website, notifying shareholders of the availability of the proxy materials on the Internet and sending paper copies of proxy materials upon shareholder request. We believe that the notice and access rules allow us to use Internet technology that many shareholders prefer, continue to provide our shareholders with the information that they need and, at the same time, ensure more prompt delivery of the proxy materials. The notice and access rules also lower our cost of printing and delivering the proxy materials and minimize the environmental impact of printing paper copies.

Why did I receive more than one Notice of Internet Availability of Proxy Materials or proxy card?

You may have received multiple Notices of Internet Availability of Proxy Materials or proxy cards if you hold your shares in different ways or accounts (for example, 401(k) accounts, joint tenancy, trusts, custodial accounts) or in multiple accounts. If you are the beneficial owner of shares held in "street name," you will receive your voting information from your bank, broker or other custodian or nominee, and you will vote as indicated in the materials you receive from your bank, broker or other custodian or nominee. You should vote your proxy for each separate account you have.

Shareholder Proposals and Nominations for the 2021 Annual General Meeting of Shareholders

The deadline for submitting a shareholder proposal for inclusion in our proxy materials for our 2021 Annual General Meeting pursuant to SEC Rule 14a-8 is December 1, 2020. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, for such proposals to be eligible for inclusion in our proxy statement and form of proxy for our 2021 Annual General Meeting.

Eligible shareholders may under certain circumstances be able to nominate and include in our proxy materials a specified number of candidates for election as directors under the proxy access provisions of our Articles of Association. Among other requirements in our Articles of Association, to nominate a director under the proxy access provisions of our Articles of Association, a shareholder must give written notice to our Corporate Secretary that complies with our Articles of Association no earlier than 150 days and no later than 120 days prior to the first anniversary of the date our definitive proxy statement was released to shareholders in connection with the prior year's Annual General Meeting. Accordingly, we must receive notice of a shareholder's nomination for the 2021 Annual General Meeting pursuant to the proxy access provisions of our Articles of Association no earlier than November 1, 2020 and no later than December 1, 2020. If the notice is received outside of that time frame, then the notice will be considered untimely and we are not required to include the nominees in our proxy materials for the 2021 Annual General Meeting.

A shareholder who intends to present business, other than a shareholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to the proxy access provisions of our Articles of Association, at the 2021 Annual General Meeting must comply with the requirements set forth in our Articles of Association. Among other requirements in our Articles of Association, to present business or nominate a director at an Annual General Meeting, a shareholder must give written notice that complies with the Articles of Association to our Corporate Secretary no earlier than 70 days and no later than 45 days prior to the first anniversary of the date our proxy statement was released to shareholders in connection with the prior year's Annual General Meeting. Accordingly, we must receive notice of a shareholder's intent to present business, other than pursuant to SEC Rule 14a-8, or to nominate a director, other than pursuant to the proxy access provisions of our Articles of Association, no earlier than January 20, 2021 and no later than February 14, 2021. If the notice is received outside of that time frame, then the notice will be considered untimely and we are not required to present such proposal or nomination at the 2021 Annual General Meeting. If the Board chooses to present a matter of business submitted under our Articles of Association at the 2021 Annual General Meeting, then the persons named in the proxies solicited by the Board for the 2021 Annual General Meeting may exercise discretionary voting power with respect to such proposal.

Shareholder proposals or nominations pursuant to any of the foregoing should be sent to us at our principal executive offices: nVent Electric plc, The Mille, 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom, Attention: Corporate Secretary.

Our Articles of Association can be found on the website of the U.S. Securities and Exchange Commission by searching its EDGAR archives at *http://www.sec.gov/edgar/searchedgar/webusers.htm*. Shareholders may also obtain a copy from us free of charge by submitting a written request to our principal executive offices at nVent Electric plc, The Mille, 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom, Attention: Corporate Secretary.

Irish Disclosure of Shareholder Interests

Under the Irish Companies Act 2014, our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our shares; or if as a result of a transaction a shareholder who was interested in more than 3% of our shares ceases to be so interested. Where a shareholder is interested in more than 3% of our shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue), and disclosable interests in our shares include any interests in our shares of any kind whatsoever. Where the percentage level of the shareholder's interest does not amount to a whole percentage this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder's interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder's rights in respect of any our ordinary shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

2019 Annual Report on Form 10-K

Any shareholder wishing to review, without charge, a copy of our 2019 Annual Report on Form 10-K (without exhibits) filed with the SEC should write to us at our principal executive offices: nVent Electric plc, The Mille, 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom, Attention: Corporate Secretary.

Reduce Duplicate Mailings

To reduce duplicate mailings, we are now sending only one copy of our Notice of Internet Availability of Proxy Materials or Annual Report to Shareholders and Proxy Statement, as applicable, to multiple shareholders sharing an address unless we receive contrary instructions from one or more of the shareholders. Upon written or oral request, we will promptly deliver a separate copy of these documents to a shareholder at a shared address. If you wish to receive separate copies of these documents, please notify us by writing or calling nVent Electric plc, The Mille, 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom, Attention: Corporate Secretary. Telephone: 44-20-3966-0279 or (833) 592-1255. If you are receiving duplicate mailings, you may authorize us to discontinue mailings of multiple Notices of Internet Availability of Proxy Materials or Annual Reports to Shareholders and Proxy Statements, as applicable. To discontinue duplicate mailings, notify us by writing or calling nVent Electric plc, The Mille, 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom, Attention: Corporate Secretary. Telephone: 44-20-3966-0279 or (833) 592-1255.

Appendix A

Reconciliation of GAAP to Non-GAAP Financial Measures

nVent Electric plc and Subsidiaries

Reconciliation of the GAAP Years Ended December 31, 2019 and 2018 to the Non-GAAP excluding the effect of 2019 and 2018 adjustments (Unaudited)

For the first four months of the year ended December 31, 2018, certain expenses of Pentair were allocated to nVent and included in corporate and other costs. References to "pro forma" below relate to allocations for the first four months of the year ended December 31, 2018.

In millions	2019	2018
Net sales	$2,204.0	$2,213.6
Operating income	333.1	310.8
% of net sales	*15.1%*	*14.0%*
Adjustments:		
Restructuring and other	24.2	7.7
Intangible amortization	61.4	60.9
Acquisition transaction and integration costs	2.4	—
Inventory step-up amortization	3.2	—
Separation costs	—	45.0
Corporate allocations	—	(0.8)
Segment income	$ 424.3	$ 423.6
Return on sales	*19.3%*	*19.1%*
Net income − as reported	$ 222.7	$ 230.8
Interest expense adjustment − pro forma	—	(5.6)
Adjustments to operating income	91.2	112.8
Pension and other post-retirement mark-to-market loss	27.3	7.0
Income tax adjustments	(32.8)	(31.0)
Net income − pro forma	$ 308.4	$ 314.0
Diluted earnings per ordinary share		
Diluted earnings per ordinary share − as reported	$ 1.29	$ 1.28
Adjustments	0.49	0.46
Diluted earnings per ordinary share − pro forma adjusted	$ 1.78	$ 1.74

nVent Electric plc and subsidiaries

Reconciliation of cash from operating activities to free cash flow (Unaudited)

In millions	2019	2018
Net cash provided by (used for) operating activities − as reported	$336.3	$343.5
Interest expense − pro forma	—	(5.6)
Net cash provided by (used for) operating activities − pro forma	336.3	337.9
Capital expenditures	(38.8)	(39.5)
Proceeds from sale of property and equipment	6.3	2.4
Free cash flow − pro forma	$303.8	$300.8

Appendix B

nVENT ELECTRIC PLC
2018 OMNIBUS INCENTIVE PLAN
As Amended and Restated
Effective as of May 15, 2020

1. **Purpose, Effective Date and Replacement Equity Awards.**

(a)   *Purpose*. The nVent Electric plc 2018 Omnibus Incentive Plan has several complementary purposes: (i) to promote the growth and success of the Company by linking a significant portion of participant compensation to the increase in value of the Company's shares; (ii) to attract and retain top quality, experienced executives and key employees by offering a competitive incentive compensation program; (iii) to reward innovation and outstanding performance as important contributing factors to the Company's growth and progress; (iv) to align the interests of executives, key employees, directors and consultants with those of the Company's stockholders by reinforcing the relationship between participant rewards and stockholder gains obtained through the achievement by Plan participants of short-term objectives and long-term goals; and (v) to encourage executives, key employees, directors and consultants to obtain and maintain an equity interest in the Company. In addition, this Plan permits the issuance of awards in replacement for awards relating to ordinary shares of Pentair plc ("Pentair") immediately prior to the spin-off of the Company by Pentair (the "Spinoff"), in accordance with the terms of an Employee Matters Agreement into which Pentair and the Company intend to enter in connection with the Spinoff (the "Employee Matters Agreement").

(b)   *Effective Date*. This Plan became effective on April 30, 2018, the date the shares of the Company were distributed to the shareholders of Pentair (the "Effective Date"). It is being amended and restated effective as of May 15, 2020 (the "Restatement Date"), subject to approval by the Company's shareholders at the 2020 annual general meeting.

2.   **Definitions.** Capitalized terms used in this Plan have the following meanings:

(a)   "10% Stockholder" means an Eligible Employee who, as of the date an ISO is granted to such individual, owns more than ten percent (10%) of the total combined voting power of all classes of Stock then issued by the Company or a Subsidiary corporation.

(b)   "Administrator" means (i) the Committee with respect to Participants who are not Non-Employee Directors and (ii) the Non-Employee Directors of the Board (or a committee of Non-Employee Directors appointed by the Board) with respect to Participants who are non-Employee Directors.

(c)   "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Exchange Act. Notwithstanding the foregoing, for purposes of determining employees who may be granted (or who may retain following a transfer of employment under Section 19(b), a grant of) an Option or Stock Appreciation Right, the term "Affiliate" means any entity that, directly or through one or more intermediaries, is controlled by, controls, or is under common control with the Company within the meaning of Code Sections 414(b) or (c); provided that, in applying such provisions, the phrase "at least 20 percent" shall be used in place of "at least 80 percent" each place it appears therein.

(d)   "Annual Incentive Award" means the right to receive a cash payment to the extent Performance Goals are achieved (or other requirements are met) or as otherwise provided in Section 18(c).

(e)   "Award" means a grant of Options, Stock Appreciation Rights, Performance Shares, Performance Units, Restricted Stock, Restricted Stock Units, Deferred Stock Rights, an Annual Incentive Award, Dividend Equivalent Units, or any other type of award permitted under the Plan.

(f)   "Beneficial Owner" means a Person with respect to any securities that:

(i)   such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase, at any time before the issuance of such securities;

(ii)   such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act), including pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security under this clause (ii) as a result of an agreement, arrangement or understanding to vote such security if the agreement, arrangement or understanding: (A) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Exchange Act and (B) is not also then reportable on a Schedule 13D under the Exchange Act (or any comparable or successor report); or

(iii)   are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in clause (ii) above) or disposing of any voting securities of the Company.

(g)   "Board" means the Board of Directors of the Company.

(h)   "Cause" means, except as otherwise determined by the Administrator and set forth in an Award agreement, such act or omission by a Participant as is determined by the Administrator to constitute cause for termination, including but not limited to any of the following: (i) a material violation of any Company policy, including any policy contained in the Company Code of Business Conduct; (ii) embezzlement from, or theft of property belonging to, the Company or any Affiliate; (iii) willful failure to perform, or gross negligence in the performance of, or failure to perform, assigned duties; or (iv) other intentional misconduct, whether related to employment or otherwise, which has, or has the potential to have, a material adverse effect on the business conducted by the Company or its Affiliates.

(i)   "Change of Control" means the first occurrence of any of the following events:

(i)   any Person (other than (A) the Company or any of its subsidiaries, (B) a trustee or other fiduciary holding securities under any employee benefit plan of the Company or any of its subsidiaries, (C) an underwriter temporarily holding securities pursuant to an offering of such securities or (D) an entity owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Stock ("Excluded Persons")) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after the Effective Date pursuant to express authorization by the Board that refers to this exception) representing twenty percent (20%) or more of either the then outstanding Shares or the combined voting power of the Company's then outstanding voting securities; or

(ii)   the following individuals cease for any reason to constitute a majority of the number of Directors then serving: (A) individuals who, immediately after the Effective Date, constituted the Board and (B) any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of Directors, as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the

Directors then still in office who either were Directors immediately after the Effective Date, or whose appointment, election or nomination for election was previously so approved (collectively the "Continuing Directors"); *provided*, however, that individuals who are appointed to the Board pursuant to or in accordance with the terms of an agreement relating to a merger, consolidation, or share exchange involving the Company (or any direct or indirect subsidiary of the Company) after the Effective Date shall not be deemed Continuing Directors until after such individuals are first nominated for election by a vote of at least two-thirds (2/3) of the then Continuing Directors and are thereafter elected as directors by the shareholders of the Company at a meeting of shareholders held following consummation of such merger, consolidation, or share exchange; and, *provided further*, that in the event the failure of any such persons appointed to the Board to be Continuing Directors results in a Change of Control, the subsequent qualification of such persons as Continuing Directors shall not alter the fact that a Change of Control occurred; or

(iii)   the consummation of a merger, consolidation or share exchange of the Company with any other entity or the issuance of voting securities of the Company in connection with a merger, consolidation or share exchange of the Company (or any direct or indirect subsidiary of the Company), in each case, which requires approval of the shareholders of the Company, other than (A) a merger, consolidation or share exchange which would result in the voting securities of the Company outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, consolidation or share exchange, or (B) a merger, consolidation or share exchange effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than an Excluded Person) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after the Effective Date, pursuant to express authorization by the Board that refers to this exception) representing twenty percent (20%) or more of either the then outstanding Shares or the combined voting power of the Company's then outstanding voting securities; or

(iv)   the consummation of a plan of complete liquidation or dissolution of the Company or a sale or disposition by the Company of all or substantially all of the Company's assets (in one transaction or a series of related transactions within any period of twenty-four (24) consecutive months), in each case, which requires approval of the shareholders of the Company, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity at least seventy-five percent (75%) of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, (A) no Change of Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Stock immediately prior to such transaction or series of transactions continue to own, directly or indirectly, in the same proportions as their ownership in the Company, an entity that owns all or substantially all of the assets or voting securities of the Company immediately following such transaction or series of transactions; and (B) for purposes of an Award (1) that provides for the payment of deferred compensation that is subject to Code Section 409A or (2) with respect to which the Company permits a deferral election, the definition of "Change of Control" shall be deemed amended to conform to the requirements of Code Section 409A to the extent necessary for the Award and deferral election to comply with Code Section 409A.

(j)   "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the regulations promulgated under such provision.

(k)   "Commission" means the United States Securities and Exchange Commission or any successor agency.

(l)   "Committee" means the Compensation Committee of the Board (or a successor committee with the same or similar authority), or such other committee of the Board designated by the Board to administer the Plan; *provided* that if no such committee shall be in existence at any time, the functions of the Committee shall be carried out by the Board.

(m)   "Company" means nVent Electric plc, an Irish company, or any successor thereto.

(n)   "Consultant" means a person or entity rendering services to the Company or an Affiliate other than as an employee of any such entity or a Director.

(o)   "Covered Termination" means the involuntary termination of an employee's employment by the Company or an Affiliate for a reason other than Cause, death or Disability. In addition, for a Participant who is a Board-appointed corporate officer at the time of the occurrence of the event(s) constituting Good Reason, a voluntary termination of employment by the Participant for such Good Reason shall be considered a "Covered Termination."

Notwithstanding the foregoing, a Board-appointed corporate officer will not be considered to have experienced a Covered Termination unless and until the Participant executes a general release in such form and manner, and containing such reasonable and customary terms (which may include non-disparagement, non-solicitation and confidentiality covenants), as are determined by the Company, and such release becomes effective no later than sixty (60) days after the Participant's Separation from Service (or such earlier date specified by the Company). With respect to any Award that is considered a nonqualified deferred compensation arrangement subject to Code Section 409A, if the period during which the Participant may sign the release spans two calendar years, then payment of such Awards may not be made prior to January 1 of that second calendar year.

(p)   "Deferred Stock Right" means the right to receive Stock or Restricted Stock at some future time.

(q)   "Director" means a member of the Board, and "Non-Employee Director" means a Director who is not also an employee of the Company or its Affiliates.

(r)   "Disability" means, except as otherwise determined by the Administrator and set forth in an Award agreement: (i) with respect to an ISO, the meaning given in Code Section 22(e)(3), and (ii) with respect to all other Awards, a physical or mental incapacity which qualifies an individual to collect a benefit under a long term disability plan maintained by the Company or an Affiliate, or such similar mental or physical condition which the Administrator may determine to be a disability, regardless of whether either the individual or the condition is covered by any such long term disability plan. The Administrator shall make the determination of Disability and may request such evidence of disability as it reasonably determines. Notwithstanding the foregoing, for purposes of an Award (A) that provides for the payment of deferred compensation that is subject to Code Section 409A or (B) with respect to which the Company permits a deferral election, the definition of "Disability" shall be deemed amended to conform to the requirements of Code Section 409A to the extent necessary for the Award and deferral election to comply with Code Section 409A.

(s)   "Dividend Equivalent Unit" means the right to receive a payment, in cash or Shares, equal to the cash dividends or other distributions paid with respect to a Share.

(t)   "Eligible Employee" means a key managerial, administrative or professional employee of the Company or an Affiliate.

(u)   "Exchange Act" means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the regulations and rules promulgated under such provision.

(v)   "Fair Market Value" means, per Share on a particular date, a price that is based (i) on the opening, closing, actual, high or low sale price, or the arithmetic mean of selling prices of, a Share on the New York Stock Exchange or such other exchange or automated trading system on which the Stock is then principally traded (the "Applicable Exchange") on the applicable date, the preceding trading day or the next succeeding trading day, or (ii) the arithmetic mean of selling prices on all trading days over a specified averaging period that is within 30 days before or 30 days after the applicable date, or such arithmetic mean weighted by volume of trading on each trading day in the period, in each case as determined by the Administrator in its discretion; *provided* that, if an arithmetic mean of prices is used to set a grant price or an exercise price for an Option or Stock Appreciation Right, the commitment to grant the applicable Award based on such arithmetic mean must be irrevocable before the beginning of the specified averaging period in accordance with Treasury Regulation § 1.409A-1(b)(5)(iv)(A). The method of determining Fair Market Value with respect to an Award shall be determined by the Administrator and may differ depending on whether Fair Market Value is in reference to the grant, exercise, vesting, settlement, or payout of an Award; *provided* that, if the Administrator does not specify a different method, the Fair Market Value of a Share as of a given date shall be the closing sale price on the day as of which Fair Market Value is to be determined or, if there shall be no such sale on such date, the next preceding day on which such a sale shall have occurred. If the Stock is not traded on an established stock exchange, the Administrator shall determine in good faith the Fair Market Value of a Share. Notwithstanding the foregoing, in the case of a sale of Shares on the Applicable Exchange, the actual sale price shall be the Fair Market Value of such Shares. The Administrator also shall establish the Fair Market Value of any other property.

(w)　　"Incentive Stock Option" or "ISO" means an Option that meets the requirements of Code Section 422.

(x)　　"Good Reason" means, with respect to a Participant who is a Board-appointed corporate officer, (x) the definition of "Good Reason" or similar term as provided in an employment agreement in effect between the Participant and the Company or an Affiliate, or (y) in the absence thereof, the occurrence of any of the following events, without the Participant's advance written consent:

(i)　　any material breach by the Company or an Affiliate of the terms of any employment agreement in effect with the Participant;

(ii)　　any reduction in any of the Participant's base salary or percentage of base salary available as incentive compensation or bonus opportunity;

(iii)　　a good faith determination by the Participant that there has been a material adverse change in the Participant's working conditions or status with the Company or an Affiliate, including but not limited to (A) a significant change in the nature or scope of the Participant's authority, powers, functions, duties or responsibilities, or (B) a significant reduction in the authority, duties or responsibilities of the supervisor to whom the Participant is required to report; or

(iv)　　the relocation of the Participant's principal place of employment to a location more than fifty (50) miles from the Participant's then-current principal place of employment with the Company or an Affiliate; provided that, with respect to Awards granted after the Restatement Date, this clause shall apply only to any Participant whose primary residence is, prior to any relocation, within one hundred (100) miles' driving distance of his or her principal place of employment.

A Participant's termination shall not be considered to have occurred for "Good Reason" unless (A) within ninety (90) days following the occurrence of one of the events listed above the Participant provides written notice to the Company setting forth the specific event constituting Good Reason, (B) the Company fails to remedy the event constituting Good Reason within thirty (30) days following its receipt of the Participant's notice, and (C) the Participant actually terminates his or her employment with the Company and its Affiliates within thirty (30) days following the end of the Company's remedy period.

(y)　　"Option" means the right to purchase Shares at a stated price for a specified period of time.

(z)　　"Participant" means an individual selected by the Administrator to receive an Award.

(aa)　　"Pentair Participant" means a current or former employee or member of the board of directors of Pentair plc or any of its subsidiaries, or any other person who holds an Award under a Pentair Plan as of the date immediately prior to the Spin Date.

(bb)　　"Pentair Plan" means the Pentair plc 2012 Stock and Incentive Plan or any similar or predecessor plan sponsored by Pentair or any of its subsidiaries under which any awards remain outstanding as of the date immediately prior to the Spin Date, including, but not limited to, the Pentair plc 2008 Omnibus Incentive Plan, the Pentair plc Omnibus Stock Incentive Plan, and the Pentair plc Outside Directors Nonqualified Stock Option Plan.

(cc)   "Performance Awards" means a Performance Share, a Performance Unit and an Annual Incentive Award, and any Award of Restricted Stock, Restricted Stock Units, or Deferred Stock Rights, the payment or vesting of which is contingent on the attainment of one or more Performance Goals.

(dd)   "Performance Goals" means any goals the Administrator establishes. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

(ee)   "Performance Shares" means the right to receive Shares (including Restricted Stock) to the extent Performance Goals are achieved or as otherwise provided in Section 18(c).

(ff)   "Performance Unit" means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the Fair Market Value of one or more Shares, to the extent Performance Goals are achieved or as otherwise provided in Section 18(c).

(gg)   "Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(hh)   "Plan" means this nVent Electric plc 2018 Omnibus Incentive Plan, as may be amended from time to time.

(ii)   "Replacement Award" means an Award that is issued under the Plan in accordance with the terms of the Employee Matters Agreement in substitution of an award that was granted under a Pentair Plan.

(jj)   "Restriction Period" means the length of time established relative to an Award during which the Participant cannot sell, assign, transfer, pledge or otherwise encumber the Stock or Stock Units subject to such Award and at the end of which the Participant obtains an unrestricted right to such Stock or Stock Units.

(kk)   "Restricted Stock" means a Share that is subject to a risk of forfeiture or restrictions on transfer, or both a risk of forfeiture and restrictions on transfer.

(ll)   "Restricted Stock Unit" means the right to receive a payment equal to the Fair Market Value of one Share.

(mm)   "Retirement" or "Retires" means, except as otherwise determined by the Administrator or set forth in an Award agreement, (i) with respect to Participants who are Eligible Employees, termination of employment from the Company and its Affiliates (for other than Cause) on or after attainment of age fifty-five (55) and completion of ten (10) years of service with the Company and its Affiliates (including for this purpose, service with Pentair plc and its predecessors as of the Spin Date), and (ii) with respect to Non-Employee Director Participants, the Director's removal (for other than Cause), or resignation or failure to be re-elected (for other than Cause), after the Director has served on the Board for six (6) years (including, for this purpose, service on the board of directors of Pentair plc and its predecessors as of the Spin Date).

(nn)   "Rule 16b-3" means Rule 16b-3 promulgated by the Commission under the Exchange Act, or any successor rule or regulation thereto.

(oo)   "Section 16 Participants" means Participants who are subject to the provisions of Section 16 of the Exchange Act.

(pp)   "Share" means a share of Stock.

(qq)   "Spin Date" means the effective date of the distribution made to the holders of shares of common stock of Pentair plc in connection with the Spinoff.

(rr)   "Stock" means the ordinary shares of the Company, nominal value $0.01 per share.

(ss)   "Stock Appreciation Right" or "SAR" means the right to receive a payment equal to the appreciation of the Fair Market Value of a Share during a specified period of time.

(tt)   "Subsidiary" means any corporation or limited liability company (except such an entity that is treated as a partnership for U.S. income tax purposes) in an unbroken chain of entities beginning with the Company if each of the entities (other than the last entity in the chain) owns stock or equity interests possessing more than fifty percent (50%) of the total combined voting power of all classes of stock or equity interests in one of the other entities in the chain.

3.   Administration.

(a)   *Administration.* In addition to the authority specifically granted to the Administrator in this Plan, the Administrator has full discretionary authority to administer this Plan, including but not limited to the authority to: (i) interpret the provisions of this Plan and any Award agreement; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Award or any Award agreement in the manner and to the extent it deems desirable to carry this Plan or such Award into effect; and (iv) make all other determinations necessary or advisable for the administration of this Plan. All Administrator determinations shall be made in the sole discretion of the Administrator and are final and binding on all interested parties.

Notwithstanding any provision of the Plan to the contrary, the Administrator shall have the discretion to accelerate the vesting, Restriction Period or performance period of an Award, in connection with a Participant's death, disability, Retirement or Covered Termination.

(b)   *Delegation to Other Committees or Officers.* To the extent applicable law permits, the Board may delegate to another committee of the Board or to one or more officers of the Company, or the Committee may delegate to one or more officers of the Company, any or all of their respective authority and responsibility as an Administrator of the Plan; *provided* that no such delegation is permitted with respect to Stock-based Awards made to Section 16 Participants at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the Board consisting entirely of Non-Employee Directors. If the Board or the Committee has made such a delegation, then all references to the Administrator in this Plan include such other committee or one or more officers to the extent of such delegation.

(c)   *Indemnification.* The Company will indemnify and hold harmless each member of the Board and the Committee, and each officer or member of any other committee to whom a delegation under Section 3(b) has been made, as to any acts or omissions with respect to this Plan or any Award to the maximum extent that the law and the Company's by-laws permit.

4.   Eligibility. The Administrator may designate any of the following as a Participant from time to time, to the extent of the Administrator's authority: any Eligible Employee, any Consultant or any Director, including a Non-Employee Director. The Administrator's granting of an Award to a Participant will not require the Administrator to grant an Award to such individual at any future time. The Administrator's granting of a particular type of Award to a Participant will not require the Administrator to grant any other type or amount of Award to such individual.

5.   Types of Awards. Subject to the terms of this Plan, the Administrator may grant any type of Award to any Participant it selects, but only employees of the Company or a Subsidiary may receive grants of Incentive Stock Options. Awards may be granted alone or in addition to, in tandem with, or (subject to the prohibition on repricing set forth in Section 16(e)) in substitution for any other Award (or any other award granted under another plan of the Company or any Affiliate).

6.   Shares Reserved under this Plan; Award Limit.

(a)   *Plan Reserve.* Subject to adjustment as provided in Section 18, an aggregate of eighteen million five hundred thousand (18,500,000) Shares are reserved for issuance under this Plan, all of which may be issued pursuant to Incentive Stock Options. Such share reserve will not be depleted by the Replacement Awards. The Shares reserved for issuance may be either Shares created out of conditional, authorized or ordinary share capital or Shares reacquired at any time and now or hereafter held as treasury stock. For purposes of determining the aggregate number of Shares reserved for issuance under this Plan, any fractional Share shall be rounded to the next highest full Share.

(b)   *Depletion of Reserve.* The aggregate number of Shares reserved under Section 6(a) shall be depleted by the maximum number of Shares to which the Award relates. Notwithstanding the foregoing, in no event shall an Award that is valued in relation to a Share but that may only be settled in cash deplete the Shares reserved under Section 6(a).

(c)   *Replenishment of Shares Under this Plan.* To the extent (i) an Award (including a Replacement Award) lapses, expires, terminates or is cancelled without the issuance of Shares under the Award (whether due currently or on a deferred basis), (ii) an Award is settled in cash in lieu of Shares, (iii) it is determined during or at the conclusion of the term of an Award (including a Replacement Award) that all or some portion of the Shares with respect to which the Award was granted will not be issuable on the basis that the conditions for such issuance will not be satisfied, (iv) Shares are forfeited under an Award (including a Replacement Award) or (v) Shares are issued under any Award (including a Replacement Award) and the Company subsequently reacquires them pursuant to rights reserved upon the issuance of the Shares, then such Shares shall be credited to the Plan's reserve (in the same number as they depleted the reserve or, with respect to Replacement Awards, on a Share-for-Share basis) and may be used for new Awards under this Plan, but Shares recredited to the Plan's reserve pursuant to clause (v) may not be issued pursuant to Incentive Stock Options. Notwithstanding the foregoing, in no event shall the following Shares be recredited to the Plan's reserve: (1) Shares purchased by the Company using proceeds from Option exercises; (2) Shares tendered or withheld in payment of the exercise price of an Option or as a result of the net settlement in Shares of an outstanding Stock Appreciation Right; or (3) Shares tendered or withheld to satisfy federal, state or local tax withholding obligations.

(d)   *Award Limit.* The maximum number of Shares subject to Awards granted during a single fiscal year to any Non-Employee Director, taken together with any cash fees paid during the fiscal year to the Non-Employee Director in respect of the Non-Employee Director's service as a member of the Board during such fiscal year (including service as chair or a member or chair of any committees of the Board), shall not exceed such number of Shares as has a total value of $750,000 (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes). The Board may make exceptions to this limit for a non-executive chair or lead director of the Board or, in extraordinary circumstances, for other individual Non-Employee Directors, as the Board may determine in its discretion, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation.

7.   Options. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each Option, including but not limited to:

(a)   Whether the Option is an Incentive Stock Option or a "nonqualified stock option" which does not meet the requirements of Code Section 422;

(b)   The number of Shares subject to the Option;

(c)   The date of grant, which may not be prior to the date of the Administrator's approval of the grant;

(d)   The exercise price, which may not be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant; *provided* that an Incentive Stock Option granted to a 10% Stockholder must have an exercise price at least equal to 110% of the Fair Market Value of the Shares subject to the Option as determined on the date of grant;

(e)   The terms, conditions and manner of exercise, including but not limited to, the manner of payment of the exercise price; *provided* that, if the aggregate Fair Market Value of the Shares subject to all Incentive Stock Options granted to the Participant (as determined on the date of grant of such Option) that become exercisable during a calendar year exceed $100,000, then such Incentive Stock Options shall be treated as nonqualified stock options to the extent such $100,000 limitation is exceeded; and

(f)   The term; *provided* that each Option must terminate no later than ten (10) years after the date of grant and each Incentive Stock Option granted to a 10% Stockholder must terminate no later than five (5) years after the date of grant.

In all other respects, the terms of any Incentive Stock Option should comply with the provisions of Code Section 422 except to the extent the Administrator determines otherwise. If an Option that is intended to be an Incentive Stock Option fails to meet the requirements thereof, the Option shall automatically be treated as a nonqualified stock option to the extent of such failure.

Subject to the terms and conditions of the Award and applicable law, payment of the exercise price and any applicable withholding due upon exercise of the Option, or both, may be made in the form or by means of (i) cash or its equivalent; (ii) Stock already owned by the Participant, which Stock shall be valued at Fair Market Value on the date the Option is exercised; (iii) a broker-assisted cashless exercise procedure; (iv) by means of any "net exercise" or similar procedure established under the Plan; or (v) a combination of the foregoing methods of payment. A Participant who elects to make payment in Stock may not transfer fractional shares or shares of Stock with an aggregate Fair Market Value in excess of the Option exercise price plus applicable withholding taxes.

8. **Stock Appreciation Rights.** Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each SAR, including but not limited to:

(a)   Whether the SAR is granted independently of an Option or relates to an Option;

(b)   The number of Shares to which the SAR relates;

(c)   The date of grant, which may not be prior to the date of the Administrator's approval of the grant;

(d)   The grant price, *provided* that the grant price shall not be less than the Fair Market Value of the Shares subject to the SAR as determined on the date of grant;

(e)   The terms and conditions of exercise or maturity;

(f)   The term, *provided* that each SAR must terminate no later than ten (10) years after the date of grant; and

(g)   Whether the SAR will be settled in cash, Shares or a combination thereof.

If an SAR is granted in relation to an Option, then unless otherwise determined by the Administrator, the SAR shall be exercisable or shall mature at the same time or times, on the same conditions and to the extent and in the proportion, that the related Option is exercisable and may be exercised or mature for all or part of the Shares subject to the related Option. Upon exercise of any number of SARs, the number of Shares subject to the related Option shall be reduced accordingly and such Option may not be exercised with respect to that number of Shares. The exercise of any number of Options that relate to an SAR shall likewise result in an equivalent reduction in the number of Shares covered by the related SAR.

9. **Performance Units and Stock Awards.** Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Restricted Stock, Restricted Stock Units, Deferred Stock Rights, Performance Shares or Performance Units, including but not limited to:

(a)   The number of Shares and/or units to which such Award relates;

(b)   Whether, as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period as the Administrator specifies;

(c)   The Restriction Period with respect to Restricted Stock or Restricted Stock Units and the period of deferral for Deferred Stock Rights;

(d)   The performance period for Performance Awards;

(e)   With respect to Performance Units, whether to measure the value of each unit in relation to a designated dollar value or the Fair Market Value of one or more Shares; and

(f)   With respect to Restricted Stock Units and Performance Units, whether to settle such Awards in cash, in Shares, or a combination thereof.

During the time Restricted Stock is subject to the Restriction Period, the Participant shall have all of the rights of a stockholder with respect to the Restricted Stock, including the right to vote such Stock and, unless the Administrator shall otherwise provide, the right to receive dividends paid with respect to such Stock, *provided, however,* that dividends will either, at the discretion of the Committee, (i) be automatically reinvested as additional shares of Restricted Stock that shall be subject to the same terms and conditions, including the Restriction Period, as the original grant of Restricted Stock, or (ii) be paid out in cash at the same time and to the same extent that the underlying shares of Restricted Stock vest.

Except as otherwise provided in the Plan, at such time as all restrictions applicable to an Award of Restricted Stock, Deferred Stock Rights or Restricted Stock Units are met and the Restriction Period expires, ownership of the Stock subject to such restrictions shall be transferred to the Participant free of all restrictions except those that may be imposed by applicable law; *provided* that if Restricted Stock Units are paid in cash, said payment shall be made to the Participant after all applicable restrictions lapse and the Restriction Period expires.

10.   Annual Incentive Awards. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of an Annual Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, and the timing and conditions for the receipt of payment. Nothing herein shall preclude the Company from granting a cash incentive payment outside of the terms of the Plan.

11.   Dividend Equivalent Units. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Dividend Equivalent Units, including but not limited to whether the Award will be settled in cash or Shares; *provided* that Dividend Equivalent Units may be granted only in connection with a "full value" Award as defined in Section 6(b); and *provided further* that Dividend Equivalent Units shall be paid at the same time and in to the same extent as payment is made with respect to the underlying Award to which they relate.

12.   Other Stock-Based Awards. Subject to the terms of this Plan, the Administrator may grant to Participants other types of Awards, which shall be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, Shares, either alone or in addition to or in conjunction with other Awards, and payable in Stock or cash. Such Award may include the issuance of unrestricted Shares, which may be awarded in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right (except as prohibited by Section 16(e)), as a bonus, upon the attainment of Performance Goals or otherwise, or rights to acquire Stock from the Company. The Administrator shall determine all terms and conditions of the Award, including but not limited to, the time or times at which such Awards shall be made, and the number of Shares to be granted pursuant to such Awards or to which such Award shall relate; *provided* that any Award that provides for purchase rights may not have a purchase price less than the Fair Market Value of the Shares subject to such rights as determined on the date of grant; and *provided further* that any award which provides for Dividend Equivalent Units must otherwise comply with the provisions of Section 11.

13.   Minimum Vesting Period; Discretion to Accelerate Vesting.

(a)   *Minimum Vesting Period*. All Awards granted under the Plan that may be settled in Shares must have a minimum vesting period of one (1) year from the date of grant, provided that such minimum vesting period will not apply to Awards with respect to up to five percent (5%) of the total number of Shares reserved pursuant to Section 6(a). For purposes of Awards granted to Non-Employee Directors, "one year" may mean the period of time from one annual shareholders meeting to the next annual shareholders meeting, provided that such period of time is not less than fifty (50) weeks.

(b)   *Discretion to Accelerate*. Notwithstanding Section 13(a), the Administrator may accelerate the vesting of an Award or deem an Award to be earned, in whole or in part, in the event of (i) a Participant's death, Disability, Retirement, or termination without Cause, (ii) as provided in Section 14, (iii) as provided in Section 18(c) or (iv) upon any other event as determined by the Administrator in its sole and absolute discretion.

14.   **Effect of Termination on Awards**. Except as otherwise provided by the Administrator in an Award agreement or determined by the Administrator at or prior to the time of termination of a Participant's service, the following provisions shall apply to all outstanding Awards held by a Participant at the time of his or her termination of service from the Company and its Affiliates.

(a)   *Termination of Employment or Service*. If a Participant's service ends for any reason other than (i) a termination for Cause, (ii) Retirement, (iii) death, (iv) Disability or (v) a Covered Termination, then:

(i)   All Options or SARs that are not vested on the date such Participant's service ends shall be forfeited immediately, and all Options or SARs that are vested shall be exercisable until the earlier of ninety (90) days following the Participant's termination date and the expiration date of the Option or SAR as set forth in the applicable Award agreement. Upon such earlier date, all Options and SARs then unexercised shall be forfeited.

(ii)   All other Awards made to the Participant, to the extent not then earned, vested or paid to the Participant, shall terminate on the date the Participant's service ends.

(b)   *Retirement or Covered Termination*. Upon the Retirement or Covered Termination of a Participant not covered by Section 14(c) or 14(d):

(i)   All Options and SARs that are not vested on the date of such termination shall vest on a prorated basis (to the extent not already vested), based on the portion of the vesting period that the Participant has completed at the time of Retirement or Covered Termination, and all Options or SARs that are vested shall be exercisable until the earlier of the first anniversary of the Participant's Retirement or Covered Termination date and the expiration date of the Option or SAR. Upon such earlier date, all Options and SARs then unexercised shall be forfeited.

(ii)   All Restricted Stock, Restricted Stock Units and Deferred Stock Rights (that are not Performance Awards or for which any Performance Goals have been satisfied) shall vest on a prorated basis, based on the portion of the restriction or deferral period, as applicable, which the Participant has completed at the time of Retirement or Covered Termination, and any other terms and conditions applicable to such Awards shall be deemed to have lapsed or otherwise been satisfied.

(iii)   All Performance Awards, including Annual Incentive Awards, shall be paid in either unrestricted shares of Stock or cash, as the case may be, as if the Performance Goals established for such Awards had been met at target, but prorated based on the portion of the performance period which the Participant has completed at the time of Retirement or Covered Termination.

(c)   *Retirement or Covered Termination of Corporate Officer*. If a Participant who is a Board-appointed corporate officer either Retires after the age of sixty (60) or experiences a Covered Termination, then the following provisions shall apply in lieu of Section 14(b):

(i)   All Options or SARs shall remain outstanding (and shall continue to vest in accordance with the terms of the Award as if the Participant had continued in employment or service) until the earlier of the expiration date of the Award and the fifth anniversary of such Participant's Retirement or Covered Termination date, as applicable; *provided*, however, that such extension shall result in the conversion of an Incentive Stock Option to a nonqualified stock option to the extent required under the Code. Upon such earlier date, all Options and SARs then unexercised shall be forfeited.

(ii)   All Restricted Stock, Restricted Stock Units and Deferred Stock Rights (that are not Performance Awards or for which any Performance Goals have been satisfied) shall be immediately vested, and any other terms and conditions applicable to such Awards shall be deemed to have lapsed or otherwise been satisfied.

(iii)   All Performance Awards, including Annual Incentive Awards, shall be paid in either unrestricted Shares or cash, as the case may be, following the end of the performance period and based on achievement of the Performance Goals established for such Awards, as if the Participant had not retired or experienced a Covered Termination.

Notwithstanding the foregoing, in the event of a Covered Termination, in no event shall Awards be paid or considered vested earlier than the date the general release described in Section 2(o) becomes effective.

(d)   *Retirement of a Non-Employee Director*. Upon Retirement of a Participant who is then a Non-Employee Director, the following provisions shall apply in lieu of Section 14(b):

(i)   All Options or SARs shall remain outstanding (and shall continue to vest in accordance with the terms of the Award as if the Participant had continued in employment or service) until the earlier of the expiration date of the Award and the fifth anniversary of such Participant's Retirement date. Upon such earlier date, all Options and SARs then unexercised shall be forfeited.

(ii)   All Restricted Stock, Restricted Stock Units and Deferred Stock Rights (that are not Performance Awards or for which any Performance Goals have been satisfied) shall be immediately vested, and any other terms and conditions applicable to such Awards shall be deemed to have lapsed or otherwise been satisfied.

(iii)   All Performance Awards, including Annual Incentive Awards, shall be paid in either unrestricted Shares or cash, as the case may be, following the end of the performance period and based on achievement of the Performance Goals established for such Awards, as if the Participant had not retired.

(e)   *Death or Disability*. If a Participant's service with the Company and its Affiliates ends due to death or Disability:

(i)   All Options and SARs shall vest immediately and shall be exercisable until the earlier of the first anniversary of the date the Participant's service ends and the expiration date of the Option or SAR. Upon such earlier date, all Options and SARs then unexercised shall be forfeited.

(ii)   All Restricted Stock, Restricted Stock Units and Deferred Stock Rights (that are not Performance Awards or for which any Performance Goals have been satisfied) shall be immediately vested, and any other terms and conditions applicable to such Awards shall be deemed to have lapsed or otherwise been satisfied.

(iii)   All Performance Awards, including Annual Incentive Awards, shall be paid in either unrestricted shares of Stock or cash, as the case may be, following the end of the performance period and based on achievement of the Performance Goals established for such Awards, as if the Participant had not terminated service.

(f)   *Termination for Cause*. If a Participant's service with the Company and its Affiliates is terminated for Cause, all Awards and grants of every type, whether or not then vested, shall terminate no later than the Participant's last day of service. The Administrator shall have discretion to determine whether this Section 14(f) shall apply, whether the event or conduct at issue constitutes Cause for termination and the date on which Awards to a Participant shall terminate.

(g)   *Other Awards*. The Administrator shall have the discretion to determine, at the time an Award is made, the effect on other Awards of the Participant's termination of employment or service.

15.   Transferability.

(a)   *Restrictions on Transfer*. Awards are not transferable other than by will or the laws of descent and distribution, unless and to the extent the Administrator allows a Participant to designate in writing a beneficiary to exercise the Award or receive payment under an Award after the Participant's death or transfer an Award as provided in subsection (b).

(b)   *Permitted Transfers*. If allowed by the Administrator, a Participant may transfer the ownership of some or all of the vested or earned Awards granted to such Participant, other than Incentive Stock Options, to (i) the spouse, children or grandchildren of such Participant (the "Family Members"), (ii) a trust or trust established for the exclusive benefit of such Family Members, or (iii) a partnership in which such Family Members are the only partners. Notwithstanding the foregoing, vested or earned Awards may be transferred without the Administrator's pre-approval if the transfer is made incident to a divorce as required pursuant to the terms of a "domestic relations order" as defined in Section 414(p) of the Code; *provided* that no such transfer will be allowed with respect to ISOs if such transferability is not permitted by Code Section 422. Any such transfer shall be without consideration and shall be irrevocable. No Award so transferred may be subsequently transferred, except by will or applicable laws of descent and distribution. The Administrator may create additional conditions and requirements applicable to the transfer of Awards. Following the allowable transfer of an Award, such Award shall continue to be subject to the same terms and conditions as were applicable to the Award immediately prior to the transfer. For purposes of settlement of the Award, delivery of Stock upon exercise of an Award and the Plan's Change of Control provisions, however, any reference to a Participant shall be deemed to refer to the transferee.

(c)   *Restrictions on Exercisability*. Each Award, and each right under any Award, shall be exercisable during the lifetime of the Participant only by such individual or, if permissible under applicable law, by such individual's guardian or legal representative or by a permitted transferee pursuant to Section 15(b).

16.   Termination and Amendment of Plan; Amendment, Modification or Cancellation of Awards.

(a)   *Term of Plan*. Unless the Board or the Committee earlier terminates this Plan pursuant to Section 16(b), this Plan will terminate on the date all Shares reserved for issuance have been issued. If the term of this Plan extends beyond ten (10) years from the date of its most recent approval by the Company's stockholders, no Incentive Stock Options may be granted after such time unless the stockholders of the Company have approved an extension of this Plan for such purpose.

(b)   *Termination and Amendment of Plan*. The Board or the Committee may amend, alter, suspend, discontinue or terminate this Plan at any time, subject to the following limitations:

(i)   the Board must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) prior action of the Board, (B) applicable corporate law, or (C) any other applicable law;

(ii)   stockholders must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which the Shares are then traded, or (D) any other applicable law; and

(iii)   stockholders must approve any of the following Plan amendments: (A) an amendment to materially increase any number of Shares specified in Section 6(a) or the limit on Incentive Stock Options set forth in Section 6(a), (B) an amendment to expand the group of individuals that may become Participants, or (C) an amendment that would diminish the protections afforded by Section 16(e).

(c)   *Amendment, Modification or Cancellation of Awards*.

(i)   Except as provided in Section 16(e) and subject to the requirements of this Plan, the Administrator may modify, amend or cancel any Award, or waive any restrictions or conditions applicable to any Award or the exercise of the Award; *provided* that any modification or amendment that materially diminishes the rights of the Participant, or the cancellation of the Award, shall be effective only if agreed to by the Participant or any other person(s) as may then have an interest in the Award, but the Administrator need not obtain Participant (or other interested party) consent for the adjustment or cancellation of an Award pursuant to the provisions of Section 18 or the modification of an Award to the extent deemed necessary to comply with any applicable law, the listing requirements of any principal securities exchange or market on which the Shares are then traded, or to preserve favorable accounting or tax treatment of any Award for the Company, or to the extent the Administrator determines that such action does not materially and adversely affect the value of an Award or that such action is in the best interest of the affected Participant or any other person(s) as may then have an interest in the Award. Notwithstanding the foregoing, unless determined otherwise by the Administrator, any such amendment shall be made in a manner that will enable an Award intended to be exempt from Code Section 409A to continue to be so exempt, or to enable an Award intended to comply with Code Section 409A to continue to so comply.

(ii)   Any Awards granted pursuant to this Plan, and any Stock issued or cash paid pursuant to an Award, shall be subject to (A) any recoupment, clawback, equity holding, stock ownership or similar policies adopted by the Company from time to time and (B) any recoupment, clawback, equity holding, stock ownership or similar requirements made applicable by law, regulation or listing standards to the Company from time to time.

(iii)   Unless the Award agreement specifies otherwise, the Administrator may cancel any Award at any time if the Participant is not in compliance with all applicable provisions of the Award agreement and the Plan.

(d)   *Survival of Authority and Awards*. Notwithstanding the foregoing, the authority of the Board and the Administrator under this Section 16 and to otherwise administer the Plan will extend beyond the date of this Plan's termination to the extent necessary to administer Awards outstanding on the date of the Plan's termination. In addition, termination of this Plan will not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards will continue in force and effect after termination of this Plan except as they may lapse or be terminated by their own terms and conditions.

(e)   *Repricing and Backdating Prohibited*. Notwithstanding anything in this Plan to the contrary, except as provided in Section 18, neither the Administrator nor any other person may (i) amend the terms of outstanding Options or SARs to reduce the exercise or grant price of such outstanding Options or SARs; (ii) cancel outstanding Options or SARs in exchange for Options or SARs with an exercise or grant price that is less than the exercise price of the original Options or SARs; or (iii) cancel outstanding Options or SARs with an exercise or grant price above the current Share price in exchange for cash or other securities. In addition, the Administrator may not make a grant of an Option or SAR with a grant date that is effective prior to the date the Administrator takes action to approve such Award.

(f)   *Foreign Participation*. To assure the viability or the favorable tax or accounting treatment of Awards granted to Participants employed or residing in a country other than the U.S. or Ireland (a "foreign country") or to comply with applicable law, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, applicable accounting standards or custom. Moreover, the Administrator may approve such supplements to, or amendments, restatements, sub-plans or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement, sub-plan or alternative versions that the Administrator approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of Section 16(b)(ii). The Administrator, in its discretion, also may establish administrative rules and procedures to facilitate the operation of the Plan and any supplements to, or amendments, restatements, sub-plans or alternative versions of, this Plan in a foreign country. To the extent permitted under applicable law, the Administrator may delegate its authority and responsibilities under this Section 16(f) to one or more officers of the Company.

In addition, if an Award is or becomes subject to Code Section 457A such that the amount payable or Shares issuable under such Award would be taxable to the Participant under Code Section 457A in the year such Award is no longer subject to a substantial risk of forfeiture, then the amount payable or Shares issuable under such Award shall be paid or issued to the Participant as soon as practicable after such substantial risk of forfeiture lapses (or, for Awards that are not considered nonqualified deferred compensation subject to Code Section 409A, no later than the end of the short-term deferral period permitted by Code Section 457A) notwithstanding anything in this Plan or the Award agreement to the contrary.

(g)   *Code Section 409A*. The Company intends to administer this Plan in order to comply with Code Section 409A, or an exemption to Code Section 409A, with regard to Awards that constitute nonqualified deferred compensation within the meaning of Code Section 409A. The provisions of Code Section 409A are incorporated by reference herein and in each Award to the extent necessary for any Award that is subject to Code Section 409A to comply therewith. To the extent that the Company determines that a Participant would be subject to the additional tax imposed pursuant to Code Section 409A as a result of any provision of any Award granted under the Plan, such provision shall be interpreted, or deemed amended, to the minimum extent necessary to avoid application of such additional tax. The nature of such amendment shall be determined by the Committee.

17.   Taxes.

(a)   *Withholding*. In the event the Company or an Affiliate of the Company is required to withhold any applicable withholding or similar taxes or other amounts in respect of any income recognized by a Participant as a result of the grant, vesting, payment or settlement of an Award or disposition of any Shares acquired under an Award, the Company or Affiliate may satisfy such obligation by:

(i)   deducting cash from any payments of any kind otherwise due the Participant, including under the Award;

(ii)   withholding (or permitting the Participant to elect withholding of) Shares otherwise issuable under the Award;

(iii)   cancelling (or permitting the Participant to elect the cancellation of) Shares otherwise vesting under the Award;

(iv)   permitting or requiring the Participant to tender back Shares received in connection with the Award or deliver other previously owned Shares;

(v)   permitting or requiring the Participant to sell Shares issued pursuant to an Award and having the Company or an agent of the Company withhold from proceeds of the sale of such Shares; or

(vi)   requiring the Participant to pay cash, promptly on demand, or make other arrangements satisfactory to the Company or its Affiliate regarding the payment to the Company of the aggregate amount of any such taxes and other amounts; *provided that*, if the Participant fails to make such payment or other satisfactory arrangements, then the Administrator may cancel the Award.

If an election is permitted, the election must be made before the date as of which the amount of tax to be withheld is determined and otherwise as the Administrator requires. If Shares are used to satisfy the withholding obligation, then the Fair Market Value of such Shares may not exceed the total maximum statutory tax withholding obligations associated with the transaction to the extent needed for the Company or its Affiliate to avoid an accounting charge. The Company may require the Participant to repay the Company or an Affiliate of the Company, in case or Shares, for taxes paid on the Participant's behalf.

(b)   *No Guarantee of Tax Treatment*. Notwithstanding any provisions of the Plan, the Company does not guarantee to any Participant or any other Person with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A or Code Section 457A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any Affiliate indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

(c)   *Participant Responsibilities*. If a Participant shall dispose of Stock acquired through exercise of an ISO within either (i) two (2) years after the date the Option is granted or (ii) one (1) year after the date the Option is exercised (i.e., in a disqualifying disposition), such Participant shall notify the Company within seven (7) days of the date of such disqualifying disposition. In addition, if a Participant elects, under Code Section 83, to be taxed at the time an Award of Restricted Stock (or other property subject to such Code section) is made, rather than at the time the Award vests, such Participant shall notify the Company within seven (7) days of the date the Restricted Stock subject to the election is awarded.

18.   Adjustment Provisions; Change of Control.

(a)   *Adjustment of Shares*. If: (i) the Company shall at any time be involved in a merger or other transaction in which the Shares are changed or exchanged; (ii) the Company shall subdivide or combine the Shares or the Company shall declare a dividend payable in Shares, other securities or other property; (iii) the Company shall effect a cash dividend the amount of which, on a per Share basis, exceeds ten percent (10%) of the Fair Market Value of a Share at the time the dividend is declared, or the Company shall effect any other dividend or other distribution on the Shares in the form of cash, or a repurchase of Shares, that the Board determines by resolution is special or extraordinary in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Shares; or (iv) any other event shall occur, which, in the case of this clause (iv), in the judgment of the Board or Committee necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Administrator shall, in such manner as it may deem equitable to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, adjust as applicable: (A) the number and type of Shares subject to this Plan (including the number and type of Shares described in Section 6) and which may after the event be made the subject of Awards; (B) the number and type of Shares subject to outstanding Awards; (C) the grant, purchase, or exercise price with respect to any Award; and (D) the Performance Goals of an Award. In any such case, the Administrator may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Administrator effective at such time as the Administrator specifies (which may be the time such transaction or event is effective). In each case, with respect to Awards of Incentive Stock Options, no such adjustment may be authorized to the extent that such authority would cause this Plan to violate Code Section 422(b). Further, the number of Shares subject to any Award payable or denominated in Shares must always be a whole number, and any fractional share resulting from such adjustment shall be rounded down to the nearest whole Share. In any event, previously granted Options or SARs are subject only to such adjustments as are necessary to maintain the relative proportionate interest the Options and SARs represented immediately prior to any such event and to preserve, without exceeding, the value of such Options or SARs.

Without limitation, in the event of any reorganization, merger, consolidation, combination or other similar corporate transaction or event, whether or not constituting a Change of Control (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Administrator may substitute, on an equitable basis as the Administrator determines, for each Share then subject to an Award and the Shares subject to this Plan (if the Plan will continue in effect), the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction.

Notwithstanding the foregoing, in the case of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend) or subdivision or combination of the Shares (including a reverse stock split), if no action is taken by the Administrator, adjustments contemplated by this subsection that are proportionate shall nevertheless automatically be made as of the date of such stock dividend or subdivision or combination of the Shares; *provided* that the number of Shares subject to any Award payable or denominated in Shares must always be a whole number, and any fractional share resulting from such adjustment shall be rounded down to the nearest whole Share.

(b)   *Issuance or Assumption*. Notwithstanding any other provision of this Plan, and without affecting the number of Shares otherwise reserved or available under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Administrator may authorize the issuance or assumption of awards under this Plan upon such terms and conditions as it may deem appropriate.

(c)   *Change of Control*. To the extent a Participant's employment, retention, change of control, severance or similar agreement with the Company or any Affiliate then in effect, if any, provides for more favorable treatment to the Participant than the provisions of this Section 18(c), such agreement shall control. In all other cases, unless provided otherwise in an Award agreement or by the Administrator prior to the Change of Control, in the event of a Change of Control:

(i)   Each Option or SAR that is then held by a Participant who is employed by or in the service of the Company or an Affiliate shall become immediately and fully vested, and, unless otherwise determined by the Board or Committee, all Options and SARs shall be cancelled on the date of the Change of Control in exchange for a cash payment equal to the excess of the Change of Control price of the Shares covered by the Option or SAR that is so cancelled over the purchase or grant price of such Shares under the Award;

(ii)   Restricted Stock, Restricted Stock Units and Deferred Stock Rights (that are not Performance Awards) that are not then vested shall vest;

(iii)   (A) All Performance Awards that are earned but not yet paid shall be paid, (B) all Performance Awards (other than Annual Incentive Awards) for which the performance period has not expired shall be cancelled in exchange for a cash payment equal to the amount that would have been due under such Award(s) if the

Performance Goals (as measured at the time of the Change of Control) were to continue to be achieved at the same rate through the end of the performance period, or if higher, assuming the target Performance Goals (at 100% of the stated target level) had been met at the time of such Change of Control, and (C) all Annual Incentive Awards for which the performance period has not expired shall be cancelled in exchange for a cash payment equal to the amount that would have been due under such Award(s), determined by using the Participant's annual base salary rate as in effect immediately before the Change of Control and by assuming the Performance Goals for such period have been fully achieved;

       (iv)   All Dividend Equivalent Units that are not vested shall vest (to the same extent as the Award granted in tandem with the Dividend Equivalent Unit, if applicable) and be paid in cash; and

       (v)   All other Awards that are not vested shall vest and if an amount is payable under such vested Award, such amount shall be paid in cash based on the value of the Award.

If the value of an Award is based on the Fair Market Value of a Share, Fair Market Value shall be deemed to mean, for the purposes of this Section 18, the per share Change of Control price. The Administrator shall determine the per share Change of Control price paid or deemed paid in the Change of Control transaction.

     (d)   *280G.* Except as otherwise expressly provided in any Award or any other agreement between a Participant and the Company or an Affiliate, if the receipt of any payment by a Participant under the circumstances described above would result in the payment by the Participant of any excise tax provided for in Section 280G and Section 4999 of the Code, then the Administrator may, in its discretion, reduce the amount of such payment to the extent required to prevent the imposition of such excise tax.

    19.   **Miscellaneous.**

     (a)   *Other Terms and Conditions.* To the extent not inconsistent with other terms of the Plan, the grant of any Award may also be subject to other provisions (whether or not applicable to the Award granted to any other Participant) as the Administrator determines appropriate, including, without limitation, provisions for:

       (i)   restrictions on resale or other disposition of Shares; and

       (ii)   compliance with U.S. federal, state or non-U.S. securities laws and stock exchange requirements.

     (b)   *Employment and Service.* The issuance of an Award shall not confer upon a Participant any right with respect to continued employment or service with the Company or any Affiliate, or the right to continue as a Director. Unless determined otherwise by the Administrator, for purposes of the Plan and all Awards, the following rules shall apply:

       (i)   a Participant who transfers employment between the Company and its Affiliates, or between Affiliates, will not be considered to have terminated employment;

       (ii)   a Participant who ceases to be a Non-Employee Director because he or she becomes an employee of the Company or an Affiliate, or a Participant who ceases to be employed by the Company or any Affiliate and immediately thereafter becomes a Non-Employee Director, shall not be considered to have ceased service or terminated employment, respectively, until such Participant's service to the Company or any Affiliate in any such capacity is terminated; and

       (iii)   a Participant employed by an Affiliate will be considered to have terminated employment when such entity ceases to be an Affiliate.

Notwithstanding the foregoing, for purposes of an Award that is subject to Code Section 409A, (x) if a Participant's termination of employment or service triggers the payment of compensation under such Award, then the Participant will be deemed to have terminated employment or service upon his or her "separation from service" within the meaning of Code Section 409A; and (y) if the Participant is a "specified employee" within the meaning of Code Section 409A as of the date of his or her separation from service within the meaning of Code Section 409A, then, to the extent required by Code Section 409A, any payment made to the Participant on account of such separation from service shall not be made before a date that is six months after the date of the separation from service.

(c)   *No Fractional Shares*. No fractional Shares or other securities may be issued or delivered pursuant to this Plan. If any fractional Shares are to be issued pursuant to an Award, then the Administrator may provide for such fractional Shares to be rounded upward to the nearest whole Share, may cause such fractional Share to be canceled without payment, or may cause a cash payment to be made equal to the Fair Market Value of such fractional Share, as the Administrator may determine.

(d)   *Unfunded Plan*. This Plan is unfunded and does not create, and should not be construed to create, a trust or separate fund with respect to this Plan's benefits. This Plan does not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights are no greater than the rights of the Company's general unsecured creditors. Neither the Company nor any Subsidiary will be required to segregate any assets that may at any time be represented by Awards granted pursuant to the Plan.

(e)   *Requirements of Law and Securities Exchange*. The granting of Awards and the issuance of Shares in connection with an Award are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any other provision of this Plan or any Award agreement, the Company has no liability to deliver any Shares under this Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity, and unless and until the Participant has taken all actions required by the Company in connection therewith. The Company may impose such restrictions on any Shares issued under the Plan as the Company determines necessary or desirable to comply with all applicable laws, rules and regulations or the requirements of any national securities exchanges.

(f)   *Restrictive Legends; Representations*. All Shares delivered (whether in certificated or book entry form) pursuant to any Award or the exercise thereof shall bear such legends or be subject to such stop transfer orders as the Administrator may deem advisable under the Plan or under applicable laws, rules or regulations or the requirements of any national securities exchange. The Administrator may require each Participant or other Person who acquires Shares under the Plan by means of an Award to represent to the Company in writing that such Participant or other Person is acquiring the Shares without a view to the distribution thereof.

(g)   *Governing Law*. This Plan, and all agreements under this Plan, will be construed in accordance with and governed by the laws of the State of Minnesota, without reference to any conflict of law principles. Any legal action or proceeding with respect to this Plan, any Award or any Award agreement, or for recognition and enforcement of any judgment in respect of this Plan, any Award or any Award agreement, may only be heard in a "bench" trial, and any party to such action or proceeding shall agree to waive its right to a jury trial.

(h)   *Limitations on Actions*. Any legal action or proceeding with respect to this Plan, any Award or any award agreement, must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint.

(i)   *Construction*. Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used in the singular or plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply. Titles of sections are for general information only, and this Plan is not to be construed with reference to such titles.

(j)   *No Rights as Stockholders*. A Participant who is granted an Award under the Plan will have no rights as a stockholder of the Company with respect to the Award unless and until the Shares underlying the Award are registered in the Participant's name. The right of any Participant to receive an Award by virtue of participation in the Plan will be no greater than the right of any unsecured general creditor of the Company.

(k)   *Nature of Payments.* Any gain realized or income recognized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and will not be taken into account as compensation or otherwise included in the determination of benefits for purposes of any other employee benefit plan of the Company or an Affiliate, except as the Administrator otherwise provides. The adoption of the Plan will have no effect on Awards made or to be made under any other benefit plan covering an employee of the Company or an Affiliate or any predecessor or successor of the Company or an Affiliate. The grant of an Option or SAR will impose no obligation upon the Participant to exercise the Award.

(l)   *Severability.* If any provision of this Plan or any Award agreement or any Award (i) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (ii) would disqualify this Plan, any Award agreement or any Award under any law the Administrator deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of this Plan, Award agreement or Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such Award agreement and such Award will remain in full force and effect.

(m)   *Pentair Awards.* The Company is authorized to issue Replacement Awards to Pentair Participants in connection with the adjustment and replacement of certain awards previously granted by Pentair. Notwithstanding any other provision of this Plan to the contrary, the number of Shares to be subject to a Replacement Award and the other terms and conditions of each Replacement Award, including the exercise price or grant price, shall be determined by the Administrator, all in accordance with the terms of the Employee Matters Agreement.



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